Exhibit 99.1
TELUS 2026 INFORMATION CIRCULAR Leading with purpose, innovating with grit. 2026 INFORMATION CIRCULAR

All financial information is reported in Canadian dollars unless otherwise specified. © 2026 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners. TELUS is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. Land acknowledgment The TELUS team acknowledges that our work spans many Territories and Treaty areas and we are grateful for the traditional Knowledge Keepers and Elders who are with us today, those who have gone before us and the youth who inspire us. We recognize the land and the benefits it provides all of us, as an act of Reconciliation, as recommended by the Truth and Reconciliation Commission’s (TRC) 94 Calls to Action, and express gratitude to those whose territory we reside on, work on or are visiting. About TELUS TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service – earning TELUS the distinction of the world’s most giving company.

TELUS 2026 INFORMATION CIRCULAR • 1 MESSAGE FROM OUR CHAIR Welcome to our shareholder meeting On behalf of the Board of Directors of TELUS Corporation, I am pleased to invite you to join us at our annual meeting of shareholders, which will take place on May 8, 2026 at 8:30 am (Pacific time). This year marks a historic transition for our company. After 26 years of exceptional leadership, Darren Entwistle will retire at the end of June and Victor Dodig will begin his tenure as CEO on July 1, 2026. Darren is leaving an unparalleled legacy of value creation at TELUS, exemplary Customers First culture and a globally recognized commitment to social capitalism. In conjunction with his retirement as CEO, Darren will step down from the TELUS Board on June 30, 2026. At that time, in recognition of his transformational leadership at TELUS, he will be accorded the title CEO Emeritus. Darren will also serve as an advisor to Victor until April 2027, to ensure a seamless handover. On behalf of the TELUS Board, I would like to extend our deepest appreciation to Darren for all he has done for our company, its shareholders, customers and employees over his more than a quarter century as CEO. The Board’s appointment of Victor as our next CEO follows a comprehensive CEO succession process. Victor has served on the TELUS Board since 2022 and brings a deep understanding of our strategy and our culture. He is a proven executive who champions digital innovation and customer-centricity, having served as President and CEO of Canadian Imperial Bank of Commerce (CIBC) from 2014 to 2025. We are thrilled to welcome Victor to the TELUS executive team. The 2026 Information Circular outlines the items of business and our voting recommendations. It includes profiles of the nominees to our Board, highlights of our corporate governance practices and details of our succession planning. We also describe our executive compensation philosophy and how it reinforces our global leadership in creating long-term shareholder value. As always, we want to remind you that your vote matters. We encourage you to exercise your right to vote on all items and offer various ways to make the process convenient for you. At this year’s annual meeting of shareholders, we will once again be leveraging our technology to enable shareholders and guests to attend the meeting in a virtual format via a live webcast. This format ensures all our shareholders can participate in the meeting equally, regardless of their geographic location, while eliminating the cost and environmental impact of travel. We invite you to read more about our financial and operational results, accomplishments and aspirations at telus.com/annualreport and telus.com/sustainability. We want to thank all of our shareholders for your continued support in making the future friendly. Sincerely, The Hon. John P. Manley Chair of the Board What’s inside 2 Executive summary 8 Notice of annual general meeting 9 About the meeting and our Board 9 Information about voting 15 Additional information 17 Business of the meeting 21 About the nominated directors 38 Director compensation 42 Corporate governance 64 Committee reports 64 Audit 66 Corporate Governance 67 People, Culture and Compensation 70 Executive compensation at TELUS 71 Report to shareholders 80 Compensation discussion and analysis 117 Executive compensation summary 125 TELUS equity compensation plans 134 Appendix A: Terms of reference for the Board of Directors 136 Appendix B: Non-GAAP reconciliation

2 • TELUS 2026 INFORMATION CIRCULAR Section Title Executive summary Summary of the meeting Here are highlights of the important information you will find in this information circular. These highlights do not contain all of the information you should consider. Please take the time to read the circular before you vote your shares. Shareholder voting matters Board vote recommendation For more information Election of directors FOR each nominee See pages 17 and 18 Appointment of Deloitte LLP as auditors FOR See page 18 Approval of executive compensation approach FOR See page 19 Approval of an increase to the share reserve under the Restricted Share Unit Plan (RSU Plan) FOR See page 20 Our director nominees You will be asked to vote on our director nominees below. More detailed director nominee profiles can be found beginning on page 22. All of our nominees have senior executive/strategic leadership experience. In addition, each of our nominees brings specific skills and expertise as outlined below. Upon the election of these nominees, we believe the Board will possess the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate. Name and region Independent Age Director since Principal occupation Committee(s) Board and committee attendance Other public boards Expertise1 Raymond T. Chan Alberta 70 2013 Corporate director CG, PCC 100% – Corporate development Corporate social responsibility Finance and accounting Governance Human resources (HR) management/executive compensation Hazel Claxton Ontario 65 2021 Corporate director A, PCC 100% 2 Finance and accounting Governance HR management/executive compensation Information technology (IT) and information management Risk management Lisa de Wilde Ontario 69 2015 Professor, Schulich School of Business at York University CG (Chair), PCC 100% – Corporate social responsibility Governance Government/regulatory affairs HR management/executive compensation Industry knowledge and experience

EXECUTIVE SUMMARY

	Name and region Independent ✓	Age	Director since	Principal occupation	Committee(s)	Board and committee attendance	Other public boards	Expertise[1]
	Victor Dodig Ontario	60	2022	CEO Designate, TELUS Corporation Special Advisor to Canadian Imperial Bank of Commerce[2]	PCC[3]	100%	–	Corporate development Finance and accounting Government/regulatory affairs HR management/executive compensation Retail/customer experience
	Darren Entwistle Alberta	63	2000	President and CEO, TELUS Corporation	n/a	100%	–	Corporate development Corporate social responsibility Industry knowledge and experience International experience Retail/customer experience
	Thomas Flynn ✓ Ontario	62	2020	Corporate director	A (Chair)	100%	–	Corporate development Finance and accounting Governance International experience Risk management
	Mary Jo Haddad ✓ Ontario	70	2014	Founder and president, MJH & Associates	PCC (Chair), CG	100%	–	Governance Government/regulatory affairs HR management/executive compensation Industry knowledge and experience IT and information management
	Martha Hall Findlay ✓ Alberta	66	2024	Director of the School of Public Policy and Palmer Chair, University of Calgary	A, CG	100%[4]	–	Corporate social responsibility Governance Government/regulatory affairs Industry knowledge and experience International experience
	Christine Magee ✓ Ontario	66	2018	Co-founder and Chair, Sleep Country Canada	A, PCC	100%	2	Finance and accounting Governance HR management/executive compensation Retail/customer experience Risk management
	John Manley ✓ Ontario	76	2012	Chair, Jefferies Securities Inc. and Senior Business Advisor, Bennett Jones LLP	n/a	100%	–	Governance Government/regulatory affairs Finance and accounting Industry knowledge and experience Risk management
	David Mowat ✓ British Columbia	70	2016	Corporate director	A, PCC	100%	1	Finance and accounting HR management/executive compensation IT and information management Retail/customer experience Risk management
	Marc Parent ✓ Quebec	65	2017	Corporate director	PCC, CG	94%[5]	1	Corporate development Finance and accounting Governance HR management/executive compensation International experience

TELUS 2026 **INFORMATION CIRCULAR • 3**

EXECUTIVE SUMMARY

Name and region Independent ✓	Age	Director since	Principal occupation	Committee(s)	Board and committee attendance	Other public boards	Expertise[1]
 Denise Pickett ✓ Ontario	60	2018	President, Enterprise Shared Services, American Express	A, CG	81%[6]	–	Finance and accounting International experience IT and information management Retail/customer experience Risk management
 W. Sean Willy ✓ Saskatchewan	53	2021	President and CEO, Des Nedhe Development	A, CG	94%[7]	1	Corporate development Corporate social responsibility Governance Government/regulatory affairs HR management/executive compensation

A = Audit Committee, CG = Corporate Governance Committee, PCC = People, Culture and Compensation Committee, and n/a = Not applicable.
A director may attend any committee meetings as an observer.

1 Top 5 competencies. In addition to senior executive/strategic leadership, each of our directors also brings to the Board expertise in each of these additional areas.
2 Until April 30, 2026.
3 Victor stepped down from the PCC on February 12, 2026, following his designation by the Board as President and CEO upon Darren's retirement.
4 Martha joined the Corporate Governance Committee effective May 9, 2025. She attended the May meeting as an observer but did not sit on the committee at the time.
5 Marc did not attend the special Board meeting in June due to a conflicting professional commitment. His absence was approved by the Chair of the Board.
6 Denise did not attend any February meetings due to a conflicting professional commitment. Her absence was approved by the Chair of the Board.
7 Sean did not attend the March Audit Committee Meeting due to a conflicting professional commitment. His absence was approved by the Chair of the Board.

Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 9, 2025. Further details about our auditors and a summary of their billings for 2024 and 2025 can be found on page 18.

Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 19. More details on our executive compensation approach and practices can be found beginning on page 80.

Approve increase to share reserve under the RSU Plan

We are proposing to amend the terms of our RSU Plan to allow us to increase the maximum number of shares reserved for issuance under the RSU Plan 49,000,000 shares to 62,600,000 shares. More details regarding this amendment can be found on page 20.

4 • TELUS 2026 INFORMATION CIRCULAR

Executive summary TELUS 2026 INFORMATION CIRCULAR • 5 Corporate governance At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do. We believe that strong corporate governance is the foundation for accountability to all of our stakeholders, including our shareholders (one of our key stakeholder groups), and we strive to be at the forefront of governance best practices. In 2025, we continued to advance our leading governance practices. 100% of the targets in our Board diversity policy were exceeded in 2025 98% in favour of the election of our directors at our 2025 meeting AI oversight Adoption of a comprehensive AI Policy and quarterly reporting to the Board Governance highlights – 2025 Effective January 1, 2025, the Board restructured its committees, winding up the Pension Committee and moving to three standing committees, being the Corporate Governance Committee, the People, Culture and Compensation Committee and the Audit Committee. In connection with this restructuring, certain Pension Committee responsibilities that do not require Board oversight were reassigned to management and the remaining responsibilities assigned to the other committees. In February 2025, the Board adopted the TELUS AI Policy, which formalizes the existing rules, processes and governance measures developed under TELUS’ Responsible AI Framework. A summary of the TELUS AI Policy is located on page 48. The Board continues to consider the AI Policy in practice including enhancing the Board’s AI literacy through additional educational opportunities. The Corporate Governance Committee receives a Data and Trust and AI Report each quarter. In 2025, we continued to work with Egon Zehnder Inc. to review Board effectiveness. Such review consisted of the completion of confidential surveys by Board members, one-on-one meetings with members of the Board and individual meetings between Board members and the Chair. Draft and final results were shared with the Corporate Governance Committee, which then reported to the full Board. As part of the Company’s Board succession planning, we reviewed our director selection criteria and search process. Building upon our success in creating a diverse, value-adding and effective Board, we continued to implement leading practices for Board composition. The Corporate Governance Committee considered future candidates for nomination to the Board. The Board continues to meet or surpass all targets specified in the Board Diversity Policy. Currently 50 per cent of our independent directors are women, and 25 per cent of our independent directors are members of visible minorities, Indigenous, persons with disabilities or members of the LGBTQ2+ community. TELUS Board responsibilities Oversight of strategy Financial oversight and reporting Oversight of Enterprise Risks Leadership and Chief Executive Office (CEO) succession planning Shareholder communications and engagement Ethical culture and oversight of conflicts of interest

Executive summary 6 • TELUS 2026 INFORMATION CIRCULAR Governance highlights – 2025 (continued) The Corporate Governance Committee reviewed and monitored, on behalf of the Board, TELUS’ overall approach, planning and reporting on environmental, social and governance (ESG) and sustainability matters, as well as the progress of TELUS’ Indigenous Reconciliation Action Plan. The Audit Committee and the Board continued to consider cybersecurity on a quarterly basis. The Corporate Governance Committee continued to take an active role in reviewing and assessing any related party transactions involving directors and senior officers. In February 2026, the Board announced that after 26 years of exceptional leadership, Darren Entwistle would be retiring from TELUS on June 30, 2026 and that, following a comprehensive succession planning process, the Board had appointed Victor Dodig to succeed Darren as President and Chief Executive Officer. Victor will join the TELUS leadership team on May 1, 2026 to enable a seamless transition. CEO transition The announcement that Victor Dodig would succeed Darren Entwistle upon his retirement as President and CEO marked the culmination of the Board’s methodical and structured CEO succession-planning process. As the longest-serving CEO among incumbent telecom companies globally, Darren has delivered tremendous value to stakeholders over his 26-year tenure, including industry-leading financial, operational, customer service and social outcomes on a global basis. His deep understanding of the industry and invaluable guidance and stewardship on TELUS’ strategy, business execution and customers first culture, Data and AI made selecting his successor a comprehensive, methodical process to ensure his successor would be able to build on this legacy of value creation and positively differentiated performance to peers. Upon his retirement, Darren will be accorded the title CEO Emeritus in recognition of his transformational leadership. As previously disclosed, the Board, with the support of leading global executive search firms, has continuously implemented a succession-planning program for all senior executives, including the CEO, both as a matter of sound governance and to ensure that a thoughtful succession plan would be in place at the time of Darren’s retirement. This process included reviews of the CEO role requirements as well as consideration of a wide range of internal and external candidates. This process resulted in the appointment of Victor, a proven leader who combines world-class leadership skills for large, complex enterprises with a knowledge of TELUS’ business developed over his more than three years as a member of the TELUS Board. Victor served most recently as President and CEO of Canadian Imperial Bank of Commerce (CIBC) from 2014 to 2025. He brings a proven track record of strategic growth and building and transforming complex, highly regulated, customer-oriented businesses. During his tenure at CIBC, he led a comprehensive transformation of the organization with a focus on customer service and enhanced technology, organic and acquisition-driven growth, and a winning strategy and culture centred on clients. Under his leadership, CIBC delivered strong shareholder returns. Victor’s tenure as a valued member of TELUS’ Board gives him insight into the opportunities ahead for TELUS. In addition to his role at CIBC, Victor has served as Board Chair of the Business Council of Canada and is a Trustee of The Brookings Institution. He will be a strong advocate of TELUS’ global leadership in social capitalism and has been honoured as a Catalyst Canada Honours Champion, recognizing his leadership in advancing an inclusive and supportive workplace. For details on corporate governance, see page 42.

Executive summary TELUS 2026 INFORMATION CIRCULAR • 7 Executive compensation Our overall approach to executive compensation is simple – we pay for performance. This approach has remained consistent since 2000. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our strategic objectives and overall corporate success. Base salary Rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group Annual performance bonus Encourages strong performance against yearly corporate, business unit and individual objectives Long-term incentive Aligns with long-term interests of our shareholders Compensation highlights – 2025 The Board and the People, Culture and Compensation Committee (People Committee) approved a corporate scorecard multiplier of 0.64. The individual performance component of our executives’ bonus is evaluated using our amazing people performance development (APPD) model, which measures their results against goals (what you do) and values (how you do it), while individual long-term incentive grant levels were guided through a talent summary approach that focuses on future-oriented categories, including retention value and future potential. Our Board advisor, Meridian Compensation Partners Inc. (Meridian), conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on TELUS. Meridian concluded that TELUS’ pay programs and policies are generally designed to balance, neutralize or mitigate risk. We continued a comprehensive review of President and Chief Executive Officer and executive succession planning, including supporting the Board’s appointment of Victor as CEO Designate. A significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with TELUS’ performance and the creation of shareholder value. Our compensation philosophy Pay for performance Be competitive Align with shareholders Be well-governed Manage risk Be easily understood For details on executive compensation, see page 70 and following.

8 • TELUS 2026 INFORMATION CIRCULAR Notice of annual general meeting of shareholders Once again, we will leverage our technology to enable our shareholders to attend our annual general meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and to reduce greenhouse gas (GHG) emissions related to travel. Both registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the steps that shareholders will need to take in order to attend, participate in and vote at our virtual meeting is provided on page 9 and following. Business of the meeting At the meeting, shareholders of TELUS Corporation (TELUS or the Company) will be asked to: 1 Receive the Company’s 2025 audited consolidated financial statements, together with the report of the auditors on those statements 2 Elect directors of the Company for the ensuing year 3 Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration 4 Approve an advisory resolution on the Company’s approach to executive compensation 5 Approve an increase to the share reserve under the Restricted Share Unit Plan (RSU Plan) and transact any other business that may properly come before the meeting and any postponement or adjournment thereof Right to vote Holders of shares on March 9, 2026 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment or postponement thereof. There were 1,561,348,884 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 9. Approval of the circular The Board of Directors has approved, in substance, the content of the accompanying information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 9, 2026 By order of the Board of Directors Andrea Wood Executive Vice-president and Chief Legal and Governance Officer When Friday, May 8, 2026 8:30 a.m. (Pacific Time) Where Virtual-only meeting via live webcast online at telus.com/agm or https://meetings.lumiconnect.com/ 400-836-690-882. Password: TELUS2026 (case sensitive) Materials A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about April 2, 2026. We are providing access to our information circular and annual report by way of the internet using the “notice and access” system. These materials are available on the website referenced in the Notice (envisionreports.com/telus2026). Notice of annual general meeting of shareholders

TELUS 2026 INFORMATION CIRCULAR • 9 Information about voting Who can vote There were 1,561,348,884 shares in TELUS outstanding on March 9, 2026 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date. To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, five per cent or more of the outstanding shares on the Record Date. Matters to be voted on and approval required The following are items of business to be voted on at the meeting: 1 The election of directors (for each nominated director) 2 The appointment of auditors 3 The approval of the Company’s approach to executive compensation 4 The approval of an increase to the share reserve under the Company’s RSU Plan In order for items 1, 2 and 4 to be approved by shareholders, they require that a majority (more than 50 per cent) of the votes cast be in favour. The result of the shareholder vote for item 3 is non-binding but will influence the Board’s decision-making. Quorum We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting. Virtual meeting and technical requirements Once again, we will leverage our technology to enable our shareholders to attend our annual general meeting in a virtual format via a live webcast. This will provide all shareholders with an ability to participate in the meeting equally, regardless of their geographic location, and to reduce GHG emissions related to travel. Both registered shareholders and duly appointed proxyholders will have an opportunity to attend, participate and vote at this virtual meeting from any location, with the same rights that would be afforded in an in-person meeting. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 10 to 14, depending on whether you are a registered or a non-registered shareholder. You may access the website via your smartphone, tablet or computer, and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at telus.com/agm and on sedarplus.ca for additional instructions on participating in the virtual meeting. Submitting questions Questions for the meeting may be submitted either before the meeting through investorvote.com (refer to your 15-digit control number as shown on your proxy form, as applicable) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders may submit questions before the meeting, but registered shareholders and duly appointed proxyholders may submit questions during the meeting. The chair of the meeting and members of management present will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed during a question and answer period following the formal business of the meeting. To ensure as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders that are on the same topic or otherwise related may be grouped, summarized and answered together. About the meeting and our Board

About the meeting and our Board 10 • TELUS 2026 INFORMATION CIRCULAR We welcome questions from our shareholders. However, we do not intend to address questions that: • Are irrelevant to the business of the meeting or to TELUS’ operations • Are related to personal grievances • Are related to non-public information about TELUS • Constitute derogatory references to individuals or are otherwise offensive to third parties • Are repetitious or have already been asked by other shareholders • Are in furtherance of a shareholder’s personal or business interest, or • Are out of order or not otherwise appropriate, as determined by the chair or secretary of the meeting in their reasonable judgment. The chair of the meeting has broad authority to conduct the meeting in an orderly manner. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at telus.com/agm. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practicable after the meeting and will remain available for one week after posting. How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables. Registered shareholders and TELUS employee share plan holders You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. You are an employee share plan holder if you hold your shares through any TELUS-sponsored employee share plan (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions Telephone • By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your 15-digit control number (shown on your proxy form) and follow the instructions • Note that you cannot appoint anyone other than John Manley or Darren Entwistle as your proxy if you vote by phone Mail • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form If you want to attend and vote at the virtual meeting Please follow these steps: 1. Log in online at telus.com/agm at least 15 minutes before the meeting starts. You may also access the meeting directly at https://meetings.lumiconnect.com/400-836-690-882. 2. Click “I have a login”. 3. Enter your 15-digit control number (on your proxy form) as your username. 4. Enter the password: TELUS2026 (case sensitive). 5. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your 15-digit control number, you will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you submit a ballot at the meeting you will be revoking any and all previously submitted proxies. If you do not wish to revoke a previously submitted proxy, simply do not vote again at the meeting.

TELUS 2026 INFORMATION CIRCULAR • 11 About the meeting and our Board If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, John Manley or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your proxy form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail – see page 12). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you want to attend the virtual meeting as a guest Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Launch webcast” at the top of the page. 3. Click “I am a guest” and then complete the online form. Deadline for returning your form Your completed proxy form must be received by TELUS, c/o Computershare (320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6), no later than 5:00 p.m. (ET) on May 6, 2026. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). If you change your mind about your vote For registered shareholders and holders of employee shares, if you have voted by submitting a proxy form, you can revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above), by the Proxy Deadline. If as a registered shareholder, you are using your 15-digit control number to log into the meeting, you will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you submit a ballot at the meeting you will be revoking any and all previously submitted proxies. If you do not wish to revoke a previously submitted proxy, simply do not vote again at the meeting. Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS’ Executive Vice-president and Chief Legal and Governance Officer, 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to 5:00 p.m. (PT) on May 6, 2026 or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting. 2. Any other way allowed by law.

ABOUT THE MEETING AND OUR BOARD

<table>
<tr><th></th><th>Non-registered shareholders</th></tr>
<tr><td></td><td>You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary).</td></tr>
<tr><td>If you want to vote by proxy before the meeting</td><td>You can vote in any of the following ways:
Internet
• By visiting the following website: proxyvote.com. Refer to your 16-digit control number (shown on your voting instruction form) and follow the online voting instructions
Telephone
• By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your 16-digit control number (shown on your voting instruction form) and follow the instructions
• Note that you cannot appoint anyone other than John Manley or Darren Entwistle as your proxy if you vote by phone
Mail
• By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form</td></tr>
<tr><td>If you want to attend and vote at the virtual meeting</td><td>If you are a non-registered shareholder and you wish to vote at the meeting, you must appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as a proxyholder.

Please follow these steps:
1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.
2. Register yourself as a proxyholder by visiting computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting.
3. Log in online at telus.com/agm at least 15 minutes before the meeting starts. You may also access the meeting directly at https://meetings.lumiconnect.com/400-836-690-882.
4. Click "I have a login".
5. Enter the username that was provided by Computershare.
6. Enter the password: TELUS2026 (case sensitive).
7. Follow the instructions to view the meeting and vote when prompted.

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:
1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.
2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 (if by courier), and in both cases, it must be labelled as "Legal Proxy" and received no later than 5:00 p.m. (ET) on May 6, 2026.
3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to also register your appointment as a proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026.</td></tr>
</table>

12 • TELUS 2026 INFORMATION CIRCULAR

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 13 How your proxyholder will vote By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote, or withhold from voting, your shares on each item of business that you are entitled to vote on, according to your instructions. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. If you have appointed John Manley or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares to: • Elect as a director each person nominated by the Company • Appoint Deloitte as auditors and authorize the directors to fix their remuneration • Approve the Company’s approach to executive compensation • Approve an increase to the share reserve under the Company’s RSU Plan. If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, John Manley or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your voting instruction form – To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail – see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder – To register a proxyholder, shareholders MUST visit computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:00 p.m. (ET) on May 6, 2026. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026. If you want to attend the virtual meeting as a guest Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at telus.com/agm. We recommend that you log in at least 15 minutes before the meeting starts. You may also access the meeting directly at https://meetings.lumiconnect.com/400-836-690-882. 2. Click “I am a guest” and then complete the online form. Deadline for returning your form Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. If you change your mind about your vote For non-registered shareholders, if you have provided your voting instructions and you change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

About the meeting and our Board 14 • TELUS 2026 INFORMATION CIRCULAR Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 8 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 9, 2026, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. Confidentiality All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: • As necessary to meet applicable law • In the event of a proxy contest • In the event a shareholder has made a written comment on the proxy. Solicitation by management Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $41,000, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company. Shareholders with questions regarding voting their shares should contact Laurel Hill by calling 1-877-452-7184 (toll free in North America), +1 (416) 304-0211 (outside North America), texting “INFO” to either number, or by email at assistance@laurelhill.com. Additionally, TELUS may utilize Broadridge’s QuickVoteTM system to assist shareholders with voting their shares. Certain non-registered shareholders who have not objected to TELUS knowing their identities (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone. Notice and Access Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular for the meeting and the annual report instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail). If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Delivery of proxy materials Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related materials directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to all non-registered shareholders. Voting results The voting results for each item of business at the meeting will be posted on telus.com and filed with the securities regulators after the meeting. For more information Contact Computershare if you have additional questions regarding the meeting: • phone 1-800-558-0046 (toll-free within North America) +1 (514) 982-7129 (outside North America) • online https://www.investorcentre.com/telus (select “Canada – English or French” at top right; click “Contact Us” at bottom) • mail Computershare Trust Company of Canada 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6 You can also contact Laurel Hill if you have additional questions regarding the meeting: • phone 1-877-452-7184 (toll-free within North America) +1 (416) 304-0211 (outside North America) • text message texting “INFO” to 1-877-452-7184 or +1 (416) 304-0211 • email assistance@laurelhill.com

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 15 Additional information Canadian ownership and voting restrictions Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TELUS Communications Inc. (TCI) is considered to be Canadian-owned and controlled if: (i) Not less than 80 per cent of the members of its board of directors are individual Canadians (ii) Canadians beneficially own not less than 80 per cent of its voting interests, and (iii) It is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements. The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66⅔ per cent of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66⅔ per cent of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things: (i) A Canadian citizen who is ordinarily resident in Canada (ii) A permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship (iii) A corporation with not less than 66⅔ per cent of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians, or (iv) A pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies. The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where: (i) Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes (ii) The chief executive officer is a non-Canadian, or (iii) Less than 80 per cent of the directors of the parent corporation are Canadian. The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations: (i) Refuse to accept any subscription for voting shares (ii) Refuse to allow any transfer of voting shares to be recorded in its share register (iii) Suspend the rights of a holder of voting shares to vote at a meeting of its shareholders, and (iv) Sell, repurchase or redeem excess voting shares. To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under

About the meeting and our Board 16 • TELUS 2026 INFORMATION CIRCULAR the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions. In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange (TSX), a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company, and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange (NYSE), non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required). The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10 per cent share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10 per cent share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10 per cent threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged. Interest of certain persons in material transactions and related party transactions None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. The Board has a number of policies and procedures that govern the review and approval of transactions with related parties and their disclosure. In accordance with the Company’s code of ethics and conduct, directors, officers and employees must avoid situations or relationships that conflict with the interests of TELUS and their work duties. The code of ethics and conduct requires that employees must disclose any actual or potential conflict of interest to the Ethics Office, and the Ethics Office will investigate and make a determination under the code. Members of the TELUS Board are also required by the code and by the policies of the Board to notify the Chief Legal and Governance Officer of any potential or perceived conflict of interest or any transaction involving TELUS and a related party (as defined in the Board Policy Manual). The Corporate Governance Committee reviews and assesses any potential transactions involving TELUS and a director or senior officer on a case-by-case basis and will approve any procedures required to be adopted in connection with such transaction. Potential related party transactions are assessed based on a number of factors including: the strategic importance of the relationship between the related parties, the nature and magnitude of the transaction and, in the case of business transactions, each entity’s dependence on the goods or services provided. Should an actual or potential conflict of interest involving a director arise, including in connection with a specific transaction being considered by the Board or committee, the director will be required to leave the meeting during the Board or committee discussion and not vote on the matter. The terms of reference of the Audit Committee also provide that this committee will review any significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and whether disclosure is appropriate. This role is in the context of the Audit Committee’s oversight of the Company’s financial reporting. In general, all transactions involving TELUS and any of its subsidiaries, directors or officers must be on market terms and conditions unless, in the case of TELUS products and services for officers, otherwise stipulated under approved policies that govern all team members. The Company’s code of ethics and conduct is available at telus.com/governance. The Terms of Reference of the Audit Committee and the Corporate Governance Committee are available at telus.com/governance. Indebtedness of directors and officers No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. Additional matters and information Additional financial information is contained in TELUS’ annual information form and the audited consolidated financial statements of the Company for the year ended December 31, 2025, and Management’s discussion and analysis thereof. These documents are available upon request to TELUS c/o Chief Legal and Governance Officer, 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. TELUS’ public documents are also available on sedarplus.ca and sec.gov. Date of circular Unless otherwise indicated, the information provided in this circular is as at March 9, 2026.

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 17 Business of the meeting 1 Report of management and consolidated financial statements The report of management and the audited consolidated financial statements for the year ended December 31, 2025, as well as Management’s discussion and analysis, are contained in the TELUS 2025 annual report. All shareholders should have received the 2025 annual report electronically or by mail, or have received a Notice and Access notification. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS Investor Relations by email at ir@telus.com, or by mail to TELUS Investor Relations, 8th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. 2 Election of directors General The Board has fixed the number of directors at 14 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 14 nominees proposed by the Company as directors: all of the nominees were elected as directors at last year’s annual general meeting. The Honourable John Manley will continue as Chair of the Board, assuming his re-election as a director at the meeting. See pages 23 to 36 for biographical and other relevant information about all of the nominees. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. John Manley and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 14 nominees whose names and profiles are set forth beginning on page 23 except in relation to shares held by a shareholder who instructs otherwise. Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders their resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance. We believe that all 14 nominees are able to serve as directors. With the exception of Darren Entwistle, who will step down as a director upon his retirement from the role of President and Chief Executive Officer on June 30, 2026, unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual general meeting or until their successor is elected or appointed. The Board recommends you vote FOR the election of each nominated director.

About the meeting and our Board 18 • TELUS 2026 INFORMATION CIRCULAR 3 Appointment of auditors Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual general meeting on May 9, 2025. The Audit Committee, with input from Management, performs an annual assessment of the quality of the services rendered and the performance by Deloitte LLP as the auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings, the reports presented to the Audit Committee, a review of relevant inspection reports issued by the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board (PCAOB) and a survey of management and the Audit Committee members as it relates to auditors’ independence, objectivity, professional skepticism, quality of service, quality of the audit engagement team and communications. Further, the Audit Committee evaluates the benefits and risks of having long-tenured auditors and the controls and processes that ensure the auditors’ independence, such as mandatory partner rotation every five years. A more comprehensive assessment review is conducted at least every five years. The last comprehensive review was performed in 2025 and covered the five-year period ended December 31, 2024. The scope of the review covered independence, objectivity and professional skepticism, quality of the engagement team, and quality of communications and interactions with Deloitte. Based on the evaluation of the above factors, the Audit Committee concluded that it is satisfied with the audit quality, effectiveness and service quality of external audit services provided by Deloitte for 2025 and that Deloitte continues to be independent such that it is in the shareholders’ best interest for Deloitte to continue to serve as TELUS’ independent auditors. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year. The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise. The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual general meeting. Last year, 94% of shareholders voted FOR appointing Deloitte as our auditors. Advance notice Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Executive Vice-president and Chief Legal and Governance Officer, 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between March 4, 2026 and April 8, 2026. See our Articles, available on sedarplus.ca and on telus.com/governance.

ABOUT THE MEETING AND OUR BOARD

Summary of billings and services by the external auditors for 2025 and 2024

Fees billed for services provided by Deloitte, as external auditors of TELUS, during each of the years ended December 31, 2025 and 2024 are as follows:

	Year ended December 31, 2025		Year ended December 31, 2024	
Type of work	$ millions	%	$ millions	%
Audit fees[1]	6.589	35.7	5.045	34.0
Audit-related fees[2]	7.254	39.4	8.239	55.6
Tax fees[3]	0.729	4.0	0.692	4.7
All other fees[4]	3.819	20.8	0.846	5.7
Total	**18.392**	**100.0**	**14.823**	**100.0**

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements, including TELUS Digital (post privatization) and related consent letters.
2 Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS Digital (as a public company), pension-related audits, customer required reviews and translation services. For 2024, includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS Digital, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3 Relates to tax compliance and tax advice. For 2024, relates to tax compliance, tax advice and tax planning.
4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Due Diligence on formation of and deal to sell non-controlling equity interest in our Terrion LP subsidiary and Due Diligence on potential business acquisitions and divestitures. For 2024, includes fees for Sustainability Reporting Advisory, Technology Due Diligence, Electronics Recycling Process Improvements and AI/GenAI Capabilities Assessment and Benchmarking.

4 Approval of executive compensation approach – Advisory vote on say-on-pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company's approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

> *"Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular for the 2026 annual general meeting of shareholders."*

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see page 70 and following.

Our shareholders' views are very important to us, and we regularly consider shareholder feedback in assessing our executive compensation program. At our annual general meeting in 2025, we conducted our 14th say-on-pay vote, and the say-on-pay resolution received the support of 86 per cent of votes cast.

Overall, our shareholder engagement meetings demonstrated robust engagement from shareholders, as well as a commitment to a shared vision for our future growth and strategic priorities of TELUS. We believe that ongoing dialogue and engagement with shareholders is critical to maintaining strong relationships and ensuring transparency around our executive compensation program and governance matters.

The information on our shareholder engagement activities on page 61, and additional detail provided on our executive compensation programs beginning on page 70, demonstrates our commitment to acting on shareholder feedback, and to an effective and carefully designed executive compensation framework.

The management proxyholders intend to vote FOR TELUS' approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.

✔ The Board recommends you vote FOR our approach to executive compensation.

Last year, **86%** of shareholders voted FOR our approach to executive compensation.

TELUS 2026 **INFORMATION CIRCULAR** • 19

About the meeting and our Board 20 • TELUS 2026 INFORMATION CIRCULAR 5 Approval of increase to the share reserve under TELUS’ Restricted Share Unit Plan At the meeting, shareholders will be asked to approve an amendment to TELUS’ RSU Plan, a long-term incentive plan that awards restricted share units (RSUs) that are pegged to the value of the Company’s shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of the shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company. TELUS established the RSU Plan in 2003 and RSUs have formed part of TELUS’ long-term incentive program for executive officers since then. A summary of the terms of the RSU Plan is set out on page 132 and a copy of the full text of the RSU Plan, as amended, has been filed on SEDAR+ as “Other” on March 31, 2023. At the 2023 annual general meeting, shareholders approved a maximum of 49,000,000 shares to be reserved for issuance under the RSU Plan, representing approximately 3.40 per cent of the number of outstanding shares at that time. The TSX requires that shareholders approve the increase to the maximum number of shares reserved for issuance under the RSU Plan. The increased maximum number of shares will represent approximately 4.01 per cent of the currently outstanding shares. If shareholders do not approve this increase, TELUS will maintain a maximum number of 49,000,000 shares reserved for issuance pursuant to the terms of the RSU Plan. The increase in the maximum number of shares reserved for issuance is a result of the TELUS Digital Privatization. The equity-based portion of TELUS Digital’s team members’ compensation is now tied to the shares of TELUS Corporation in order to ensure alignment with TELUS’ success. We are, therefore, asking shareholders to vote on the following resolution at the meeting: “Resolved that the increase in the maximum number of shares reserved for issuance under the Restricted Share Unit Plan to 62,600,000 shares be approved.” The management proxyholders intend to vote FOR approval of the amendment to the RSU Plan, except in relation to shares held by a shareholder who instructs otherwise.

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 21 About the nominated directors Independence There are 14 directors proposed for election to the Board at our annual general meeting; 12 of those 14 director nominees are independent in accordance with the independence criteria detailed on page 51. Darren Entwistle is not independent, as he is also the Company’s President and CEO, and Victor Dodig ceased to be independent upon his designation as the Company’s next President and CEO. In conjunction with his retirement, Darren will step down from the Board on June 30, 2026. We believe that an independent board is an important governance practice that helps ensure our Board is operating independently of management and providing effective oversight of management. Diversity of background We are committed to fostering a diverse and inclusive culture at TELUS and first adopted a written Board diversity policy in 2013. As part of our annual review cycle, we have periodically updated the policy over the ensuing years most recently in 2024. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, which can include ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity can also extend to work experience, geographic background, socio-economic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate. The policy confirms that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee will consider multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board’s skills and diversity criteria. The Board ensures that its evergreen list of potential director nominees includes a diverse group of candidates. The current policy includes specific targets and confirms the importance of seeking the following Board composition: • At least 20 per cent of independent directors who are members of visible minorities, who are Indigenous, who are persons with disabilities or who are members of the LGBTQ2+ community • Women and men each represent at least 40 per cent of independent directors • Directors with extensive experience in geographic areas where TELUS has, or anticipates significant business interests • Directors of various ages, and • Directors with differing backgrounds and experience. The Director Profiles beginning on page 22 evidence the skills attributed to each director in the Board skills matrix on page 22 and display the diverse skills, backgrounds and experience of our Board. The graphs on the right side of the page provide information relating to the gender, tenure and age of our 12 nominated independent directors. Gender Female 50% Male 50% Tenure 0–5 years 25% 6–10 years 42% 11+ years 33% Age 51–60 years 17% 61–70 years 75% 70+ years 8% Average tenure 8.6 years 12 of 14 nominee directors are independent TELUS is a leader in Board composition and diversity.

About the meeting and our Board 22 • TELUS 2026 INFORMATION CIRCULAR Diversity of skills Total directors Raymond Chan Hazel Claxton Lisa de Wilde Victor Dodig Darren Entwistle Thomas Flynn Mary Jo Haddad Martha Hall Findlay Christine Magee John Manley David Mowat Marc Parent Denise Pickett Sean Willy Key skills and experience1 Governance 10 Finance and accounting 9 Human resources management/executive compensation 9 Corporate social responsibility 5 Risk management 6 Government/regulatory affairs 6 Corporate development 6 Retail/customer experience 5 Industry knowledge and experience 5 International experience 5 Information technology and information management knowledge 4 1 This table highlights the skills and areas of experience that the nominees have identified as those that they bring to the Board. All director nominees have senior executive/strategic leadership experience and each director has varying levels of skill and experience in most of the categories; the table shows the additional skills that the nominees have identified as their five strongest. Definitions of the different categories of skills and experience may be found on page 55. Director profiles The following section provides detailed information on each person nominated for election as a director. Profiles of each nominee highlight the specific skills and experience that each nominee brings to the Board. These skills are in addition to their background as a senior executive/strategic leadership experience, which is required of all TELUS Board members. See page 55 for details regarding how we define each area of expertise. We determined the total market value of securities held as at the date of this circular and the date of the 2025 circular, respectively, by multiplying the number of shares and DSUs held by a director by $18.58, which was the closing share price on the TSX on March 9, 2026, and $23.20, which was the closing share price on the TSX on March 10, 2025. DSUs are granted under the DSU Plan (see page 128 for plan details). For non-management directors, the share ownership target is 3.5 times the annual retainer, being $1,085,000 at the date of this circular. The share ownership target for John Manley, in his capacity as Chair of the Board, is five times his annual retainer, being $2,700,000 at the date of this circular. John has already exceeded this target. All directors have five years from the date of their appointment to reach this equity ownership target.

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 23 Raymond T. Chan Ray brings to the Board a deep knowledge of finance and accounting and of the challenges faced by both small and large issuers in the resource and technology sectors – key customers of TELUS Business Solutions. Raymond (Ray) Chan is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. starting in 1998, serving in various capacities over the years as CFO, CEO, Executive Chair, Independent Chair and Lead Independent Director. In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director of TMX Group Inc. and the Alberta Children’s Hospital Foundation. Ray was a member of The Committee on the Future of Corporate Governance sponsored by the TMX Group and Institute of Corporate Directors. The report of this Committee, entitled Charting the Future of Canadian Governance: A Principled Approach to Navigating Rising Expectations for Boards of Directors, was published in December 2023. Ray obtained a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant and Chartered Accountant. Areas of expertise: • Corporate development • Corporate social responsibility • Finance and accounting • Governance • Human resources (HR) management/ executive compensation Calgary, Alberta, Canada Age: 70 Director since: 2013 Independent TELUS Committees: • Corporate Governance • People, Culture and Compensation Total compensation for 2025: $318,790 Board and committee attendance record in 2025 Attendance Overall Board 7/7 100% Corporate Governance 4/4 100% People, Culture and Compensation 6/6 100% Current public board directorships None Past public board directorships (2020 to 2025) None Voting results of 2025 annual general meeting Votes for Votes withheld Total votes cast Number of votes 685,826,716 11,371,525 697,198,241 Percentage of votes 98.37% 1.63% 100% Securities held and total market value as at March 9, 2026 and March 10, 2025 2026 2025 Shares 93,020 92,000 DSUs 124,165 105,484 Total market value of securities $4,035,298 $4,581,629 Meets share ownership target (multiple of requirement) Yes (3.7x) Yes (4.5x)

ABOUT THE MEETING AND OUR BOARD

Hazel Claxton



Toronto, Ontario, Canada
Age: 65
Director since: 2021
Independent
TELUS Committees:
- Audit
- People, Culture and Compensation

Total compensation for 2025: $317,281

Areas of expertise:
- Finance and accounting
- Governance
- HR management/executive compensation
- Information technology (IT) and information management
- Risk management

Hazel brings to the Board considerable operational improvement and finance and accounting knowledge, combined with executive-level human resources experience, including in the healthcare sector. As a former executive of LifeWorks, now part of TELUS Health, she contributes valuable insights into the challenges and opportunities of our health business.

Hazel Claxton is a corporate director. She served as Executive Vice-President and CHRO with Morneau Shepell Inc. (now part of TELUS Health) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she held several leadership roles, including Canadian Leadership Group member, Human Capital leader and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years.

Currently, Hazel serves on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario, and Unity Health Toronto. She previously served on the boards of Queen's University, St. Michael's Hospital, and the Shaw Festival Theatre.

Hazel holds a Bachelor of Commerce (Honours) from Queen's University and the ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant and Chartered Accountant.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	5/5	100%
People, Culture and Compensation	6/6	100%

Current public board directorships	Past public board directorships (2020 to 2025)
Bank of Montreal Allied Properties Real Estate Investment Trust	None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	688,785,155	8,416,534	697,201,689
Percentage of votes	98.79%	1.21%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	8,403	4,845
DSUs	51,790	36,613
Total market value of securities	$1,118,386	$961,826
Meets share ownership target (multiple of requirement)	Yes (1.0x)	No (0.95x)

24 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Lisa de Wilde



Oakville, Ontario, Canada
Age: 69
Director since: 2015
Independent
TELUS Committees:
- Corporate Governance (Chair)
- People, Culture and Compensation

Total compensation for 2025: $375,896

Areas of expertise:
- Corporate social responsibility
- Governance
- Government/regulatory affairs
- HR management/executive compensation
- Industry knowledge and experience

Lisa brings extensive knowledge and understanding of the telecommunications industry acquired over a career in regulatory law and media, governance expertise, her executive-level experience with digital transformation and her commitment to ESG best practices and climate and sustainability – all directly applicable to TELUS' business.

Lisa de Wilde is a corporate director and is the Bell Media Professor in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management. Her career began at the Canadian Radio-television and Telecommunications Commission, where she gained valuable experience in the regulatory landscape. She later became a partner at a major law firm, specializing in communications-related matters.

From 2005 to 2019, Lisa served as the CEO of TVO, where she played a pivotal role in transforming the organization from an analog operation to a fully digital leader in current affairs and education technology. Prior to her tenure at TVO, she also served as the CEO of Astral Television Networks.

Lisa's commitment to the not-for-profit sector is evident through her board positions. She currently sits on the boards of École de Danse Contemporaine de Montréal and CARE Canada, where she is vice chair. Additionally, she serves as vice chair of the Asia Pacific Foundation of Canada and is a Past Chair of the board of the Toronto International Film Festival. Her contributions to Canada have been recognized, as she is a recipient of the Queen's Diamond Jubilee Medal and a Member of the Order of Canada.

Lisa holds Bachelor of Arts and of Laws degrees from McGill University and the ICD.D designation from the Institute of Corporate Directors and has attained Global ESG Certification by Competent Boards. Lisa has received honorary degrees from Toronto Metropolitan University and Brandon University.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Corporate Governance	4/4	100%
People, Culture and Compensation	6/6	100%

Current public board directorships

None

Past public board directorships (2020 to 2025)

None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	684,043,093	13,158,596	697,201,689
Percentage of votes	98.11%	1.89%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	283	–
DSUs	116,152	97,632
Total market value of securities	$2,163,362	$2,265,062
Meets share ownership target (multiple of requirement)	Yes (2.0x)	Yes (2.2x)

TELUS 2026 INFORMATION CIRCULAR • 25

ABOUT THE MEETING AND OUR BOARD

Victor Dodig



Toronto, Ontario, Canada
Age: 60
Director since: 2022
Not independent
TELUS Committees:
- People, Culture and Compensation[1]

Total compensation for 2025: $321,629

Areas of expertise:
- Corporate development
- Finance and accounting
- Government/regulatory affairs
- HR management/executive compensation
- Retail/customer experience

Victor will join the TELUS leadership team on May 1, 2026 and assume the role of President and CEO of TELUS on July 1, 2026, following Darren's retirement. He brings a proven track record of strategic growth, financial services leadership and corporate transformation.

Victor Dodig was the President and CEO of the CIBC group of companies from 2014 until 2025. He also served as a director on the CIBC board from 2014 until 2025 and will serve as a special advisor to the CIBC board until April 30, 2026. With over 25 years of extensive business and banking experience, Victor has held leadership positions with UBS, Merrill Lynch and McKinsey & Company.

In addition to his role at CIBC, Victor served as Chair of the Business Council of Canada and is a Trustee of The Brookings Institution. He is a strong advocate for inclusion in the workplace and chaired the Inclusion and Diversity Leadership Council at CIBC. He previously served as the Co-Chair of the BlackNorth Initiative, demonstrating his commitment to promoting diversity and equality. Victor has been honoured as a Catalyst Canada Honours Champion, recognizing his leadership in advancing gender diversity.

Victor is a graduate of the Harvard Business School, where he earned an MBA and was recognized as a Baker Scholar. He also holds a diploma from the Institut d'études politiques in Paris and a Bachelor of Commerce from the University of Toronto (St. Michael's College). Victor has received an Honorary Doctorate degree from University of St. Michael's College and an Honorary Doctor of Laws degree from Toronto Metropolitan University.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
People, Culture and Compensation	6/6	100%

Current public board directorships

None

Past public board directorships (2020 to 2025)

Canadian Imperial Bank of Commerce

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	691,498,695	5,700,271	697,198,966
Percentage of votes	99.18%	0.82%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	100,000	100,000
DSUs	52,918	34,718
Total market value of securities	$2,841,216	$3,125,458
Meets share ownership target (multiple of requirement)	Yes (2.6x)	Yes (3.1x)

1 Victor stepped down from the People Committee in February 2026, upon being designated as the next President and Chief Executive Officer of the Company following Darren's retirement.

26 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Darren Entwistle[1]



Calgary, Alberta, Canada

Age: 63

Director since: 2000

Not Independent

TELUS Committees:
None

No compensation received for services as director

Areas of expertise:
- Corporate development
- Corporate social responsibility
- Industry knowledge and experience
- International experience
- Retail/customer experience

Darren Entwistle has been President and CEO of TELUS since 2000. Alongside the leadership team, he has guided TELUS' evolution from a regional telephone company into a global data and wireless leader. Under Darren's stewardship, TELUS has consistently generated operational and financial results that are world-leading, establishing a track record of driving global-best outcomes for its customers, communities and shareholders. Notably, this includes advancing TELUS' leadership in social capitalism by inspiring the TELUS team to contribute 1.5 million volunteer hours to charitable and not-for-profit organizations, globally in 2024. Since 2000, the TELUS family has gifted $1.85 billion, including 2.5 million days of volunteerism – more than any other company in the world.

Darren's commitment to diversity and inclusion is evident through his role as a founding member of both the 30% Club Canada and the Canadian Board Diversity Council. He is also recognized as an Honorary Fellow of the Royal Conservatory, showcasing his dedication to the arts and culture. In 2026, Darren will be honoured with the Gold Baton Award from the Vancouver Symphony Orchestra in recognition of his leadership and contributions to our community, and named the Distinguished Entrepreneur of the Year by the Gustavson School of Business at the University of Victoria in celebration of the lasting impact he has made through innovation, leadership and community contributions. In addition, Darren is a recipient of the International Horatio Alger Award from the Horatio Alger Association of Distinguished Americans; an inductee of the Business Laureates of British Columbia Hall of Fame; was twice named Canadian Business Leader of the Year by the Canadian Chamber of Commerce as well as the University of Alberta; and received the Patrick Boyle Founders Award by the Fraser Institute for outstanding leadership in business and philanthropy. In recognition of his contributions to Canada, Darren was appointed to the Order of Canada. He was also honoured with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%

Current public board directorships

None

Past public board directorships (2020 to 2025)

TELUS International (Cda) Inc.
(TELUS Digital)

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	682,366,011	14,838,755	697,204,766
Percentage of votes	97.87%	2.13%	100%

See page 98 for details on TELUS Corporation securities held and compensation received for 2025 as President and CEO.

1 In conjunction with his retirement as President and CEO, Darren will step down from the Board on June 30, 2026.

TELUS 2026 **INFORMATION CIRCULAR** • 27

ABOUT THE MEETING AND OUR BOARD

Thomas E. Flynn



Toronto, Ontario, Canada
Age: 62
Director since: 2020
Independent
Audit committee financial expert
TELUS Committees:
- Audit (Chair)

Total compensation for 2025: $364,669

Areas of expertise:
- Corporate development
- Finance and accounting
- Governance
- International experience
- Risk management

With his extensive financial expertise, including capital markets and corporate development experience, as well as his background in risk oversight at a complex organization, Tom brings valuable insights to the Board, including in the area of capital allocation. Furthermore, his experience in governance within a healthcare-focused organization enhances his ability to oversee and support the growth of our health business.

Thomas (Tom) Flynn is a corporate director. He retired as Vice-Chair of BMO Financial Group in 2022; during his tenure at Bank of Montreal, Tom held various leadership positions, including CFO from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. He also served as Executive Vice-President, Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is a director of Clutch Inc., a privately held company that is Canada's largest online used car retailer. Tom intends to stand for election to the board of Intact Financial Corporation at that company's annual meeting to be held in May 2026.

In addition to his corporate roles, Tom is actively involved in the healthcare sector. He currently serves as a Director of Ontario Health. Tom previously served as the Chair of the boards of Sunnybrook Health Sciences Centre, Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc.

Tom holds an MBA and a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University. Tom also holds the ICD.D designation from the Institute of Corporate Directors and is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	5/5	100%
People, Culture and Compensation	4/4[1]	100%

Current public board directorships	Past public board directorships (2020 to 2025)
None	None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	693,297,141	3,901,641	697,198,782
Percentage of votes	99.44%	0.56%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	14,835	11,563
DSUs	80,709	58,131
Total market value of securities	$1,775,207	$1,616,900
Meets share ownership target (multiple of requirement)	Yes (1.6x)	Yes (1.6x)

1 Tom stepped down from the People Committee upon becoming Chair of the Audit Committee.

28 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Mary Jo Haddad



Niagara-on-the-Lake, Ontario, Canada

Age: 70

Director since: 2014

Independent

TELUS Committees:

- People, Culture and Compensation (Chair)
- Corporate Governance

Total compensation for 2025: $378,972

Areas of expertise:

- Governance
- Government/regulatory affairs
- HR management/executive compensation
- Industry knowledge and experience
- IT and information management

As the former President and CEO of SickKids, Mary Jo brings extensive knowledge of the challenges and opportunities within the public healthcare system. Her experience in executive management and operations provides valuable insights and her passion for fostering a high-performing team culture in a technology-focused setting aligns with TELUS' commitment to innovation and excellence.

Mary Jo Haddad is a corporate director and the president of MJH & Associates, a company that offers strategic leadership and healthcare advisory services. In 2013, she retired as the President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Throughout her career at SickKids, Mary Jo held various leadership positions, including Executive Vice-President and COO, and Chief Nurse Executive.

Mary Jo is Chancellor Emeritus of the University of Windsor, having stepped down as Chancellor in June 2025, and a director on the board of Capitalize for Kids. She has previously served as Chair of MaRS Innovation, a director of the Vector Institute and a director of The Toronto-Dominion Bank.

A member of the Order of Canada, Mary Jo is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal, and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. She is also a recipient of the Ontario Premier's Award for Outstanding Achievement.

Mary Jo holds a Bachelor of Science (Honours) from the University of Windsor and a Master of Health Science from the University of Toronto. She has received Honorary Doctorates of Laws from the University of Windsor, Toronto Metropolitan University and the University of Ontario Institute of Technology.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Corporate Governance	4/4	100%
People, Culture and Compensation	6/6	100%

Current public board directorships

None

Past public board directorships (2020 to 2025)

Toronto-Dominion Bank

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	629,411,988	67,795,553	697,207,541
Percentage of votes	90.28%	9.72%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	–	–
DSUs	150,614	129,447
Total market value of securities	$2,798,408	$3,003,170
Meets share ownership target (multiple of requirement)	Yes (2.6x)	Yes (2.5x)

TELUS 2026 **INFORMATION CIRCULAR • 29**

ABOUT THE MEETING AND OUR BOARD

Martha Hall Findlay



Calgary, Alberta, Canada
Age: 66
Director since: 2024
Independent
TELUS Committees:
- Audit
- Corporation Governance

Total compensation for 2025: $316,327

Areas of expertise:
- Corporate social responsibility
- Governance
- Government/regulatory affairs
- Industry knowledge and experience
- International experience

Martha's multifaceted career, spanning public policy, international relations, telecommunications industry experience and environmental advocacy, coupled with a strategic approach to governance and sustainability, positions her well to help TELUS navigate the challenges and opportunities in all of these areas.

Martha Hall Findlay is the Director of the School of Public Policy and Palmer Chair at the University of Calgary and a senior advisor with the global CEO advisory firm Teneo. Having been a lawyer, senior business executive and former Member of Parliament, she has held leadership positions in both the private and public sectors in a career spanning over three decades.

Most recently, Martha served as Chief Sustainability Officer and Chief Climate Officer for Suncor Energy, and before that was president and CEO of the Canada West Foundation. Earlier in her career, she served as Corporate Counsel at Bell Mobility and General Counsel and then General Manager at Mobility Canada. Her commitment to fostering international trade and business relations is evident in her recent role on the Deputy Minister of International Trade's Trade Expert Advisory Council, her membership in the Expert Group on Canada-US Relations, the Canada-US Law Institute Executive Committee and her involvement in the Asia Business Leaders Advisory Council. Martha's dedication to fostering cross-cultural cooperation is further highlighted by her membership in the Canada-Korea Forum. Her strategic insights have been valued on several non-profit boards, a number of times as Chair.

Martha's leadership and impactful work in environmental stewardship and climate action have been recognized through accolades such as the Queen Elizabeth II's Platinum Jubilee Medal from the Government of Alberta, the 'Clean50' award recognizing her as one of Canada's leading figures in sustainability, and the Canadian Climate Champion award from the British High Commission and the Canada Climate Law Initiative.

Martha holds a Bachelor of Arts in International Relations from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University and holds the ICD.D designation from the Institute of Corporate Directors.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	5/5	100%
Corporate Governance	2/2[1]	100%

Current public board directorships

None

Past public board directorships (2020 to 2025)

None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	693,905,510	3,293,499	697,199,009
Percentage of votes	99.53%	0.47%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	1,175	1,175
DSUs	28,382	12,129
Total market value of securities	$549,170	$308,653
Meets share ownership target (multiple of requirement)	No (0.5x)[2]	No (0.3x)

1 Martha joined the Corporate Governance Committee effective May 9, 2025. She attended the May meeting as an observer but did not sit on the Committee at the time.
2 Martha has until May 9, 2029 to reach the target.

30 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Christine Magee



Toronto, Ontario, Canada

Age: 66

Director since: 2018

Independent

TELUS Committees:

- Audit
- People, Culture and Compensation

Total compensation for 2025: $323,643

Areas of expertise:

- Finance and accounting
- Governance
- HR management/executive compensation
- Retail/customer experience
- Risk management

With her extensive experience in banking and financial services, as well as her entrepreneurial success in the retail sector, Christine brings valuable insights to the Board. Her understanding of the challenges and opportunities faced by entrepreneurs and the retail market aligns with TELUS' focus on serving customers in these sectors.

Christine Magee sits on the board of Fairfax Financial Holdings Limited and is the Chair of Sleep Country Canada. She co-founded Sleep Country in 1994, establishing it as a prominent player in the sleep products industry. Prior to her entrepreneurial venture, Christine worked in the banking and financial services industry at National Bank of Canada and Continental Bank of Canada from 1982 to 1994. Sleep Country was acquired by Fairfax Financial Holdings Ltd. and Christine was elected to the board of Fairfax Financial Holdings Ltd in April 2025.

She has previously served on the board of Directors of Sleep Country, Trillium Health Partners, Metro Inc., Woodbine Entertainment Group, Cott Corporation, McDonald's Canada, Sirius XM Canada, Plan International Canada, Western University Entrepreneurship Advisory Council and the Advisory Board of the Ivey School of Business.

Christine is a Member of the Order of Canada and has been inducted into the Women's Executive Network Canada's Top 100 Most Powerful Women Hall of Fame.

Christine holds a Business and Administration (Honours) degree from the University of Western Ontario. She has received an Honorary Doctorate of Commerce from Toronto Metropolitan University.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	5/5	100%
People, Culture and Compensation	6/6	100%

Current public board directorships	Past public board directorships (2020 to 2025)
Fairfax Financial Holdings Limited	Metro Inc. Sleep Country Canada Holdings Inc.

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	688,777,242	8,421,767	697,199,009
Percentage of votes	98.79%	1.21%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	544	–
DSUs	101,023	81,907
Total market value of securities	$1,887,115	$1,900,424
Meets share ownership target (multiple of requirement)	Yes (1.7x)	Yes (1.9x)

TELUS 2026 **INFORMATION CIRCULAR** • 31

ABOUT THE MEETING AND OUR BOARD

John Manley (Chair)



Ottawa, Ontario, Canada
Age: 76
Director since: 2012
Independent
TELUS Committees:[1]
None
Total compensation for 2025: $557,820

Areas of expertise:
- Governance
- Government/regulatory affairs
- Finance and accounting
- Industry knowledge and experience
- Risk management

John strengthens the skills of the Board through his extensive leadership experience in both the public and private sector, as a former board member, chair of the board of other leading Canadian issuers, Deputy Prime Minister and a former Minister of Industry, providing invaluable insight into the regulatory framework governing TELUS.

John Manley is a corporate director, Senior Business Advisor at the law firm Bennett Jones LLP and the Chair of Jefferies Securities Inc. From 2010 to 2018, he was the President and CEO of the Business Council of Canada, and from 2004 to 2009, he served as counsel to the law firm McCarthy Tétrault LLP. Before his career in the private sector, John had a notable 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance.

John has served as a director and chair of the board of directors of CAE Inc. and the Canadian Imperial Bank of Commerce. He has also been a director of CARE Canada and a member of the World Economic Forum. John is currently the Treasurer of the board of the Rideau Hall Foundation.

In recognition of his contributions to the country, John is a Companion of the Order of Canada.

He obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. John is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University.

Board and committee attendance record in 2025

	Attendance[1]	Overall
Board	7/7	100%

Current public board directorships
None

Past public board directorships (2020 to 2025)
CAE Inc.
Canadian Imperial Bank of Commerce

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	684,643,528	12,557,151	697,200,679
Percentage of votes	98.20%	1.80%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	8,602	7,080
DSUs	237,947	194,651
Total market value of securities	$4,580,880	$4,680,159
Meets share ownership target (multiple of requirement)	Yes (1.7x)	Yes (1.7x)

1 As Chair of the Board, John also attends all committee meetings.

32 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

David Mowat



North Vancouver, British Columbia, Canada

Age: 70

Director since: 2016

Independent

Audit committee financial expert

TELUS Committees:

- Audit
- People, Culture and Compensation

Total compensation for 2025: $328,286

Areas of expertise:

- Finance and accounting
- HR management/executive compensation
- IT and information management
- Retail/customer experience
- Risk management

With his financial expertise and deep understanding of the needs of individual consumers and businesses, David brings valuable insights to the Board. His experience in leading community-focused financial institutions in Alberta and British Columbia enhances his ability to contribute effectively to TELUS' strategic direction.

David Mowat is a corporate director. He was President and CEO of ATB Financial from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union (Vancity) from 2000 to 2007.

Currently, David is a member of the board of directors of Laurentian Bank of Canada and the Edmonton Regional Airports Authority. He has also held significant roles as the Chair of the Alberta Royalty Review Panel and as a member of the Blue Ribbon Panel on Alberta's Finances.

David's contributions have been recognized through prestigious honours and awards. David was named Glassdoor's number one rated CEO in Canada and recognized by Alberta Venture magazine as Business Person of the Year in 2014.

David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. David has also received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology, an Honorary Doctorate of Laws from the University of Alberta and a Doctor of the University Degree from MacEwan University.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	5/5	100%
People, Culture and Compensation	2/2[1]	100%

Current public board directorships
Laurentian Bank of Canada

Past public board directorships (2020 to 2025)
None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	687,569,365	9,629,644	697,199,009
Percentage of votes	98.62%	1.38%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	15,687	12,007
DSUs	105,645	89,265
Total market value of securities	$2,254,348	$2,349,510
Meets share ownership target (multiple of requirement)	Yes (2.1x)	Yes (2.0x)

1 David joined the People Committee effective May 9, 2025. He attended the May meeting as an observer but did not sit on the Committee at the time.

TELUS 2026 INFORMATION CIRCULAR • 33

ABOUT THE MEETING AND OUR BOARD

Marc Parent



Westmount, Quebec, Canada
Age: 65
Director since: 2017
Independent
TELUS Committees:
- Corporate Governance
- People, Culture and Compensation

Total compensation for 2025: $320,143

Areas of expertise:
- Corporate development
- Finance and accounting
- Governance
- HR management/executive compensation
- International experience

As a former President and CEO of a company that, like TELUS, brings the digital and physical worlds closer together through world-leading technology, and an experienced corporate director, Marc provides the Board with valuable strategic and operational insights into the technology sector in an internationally competitive industry.

Marc Parent is a corporate director. He was the President and CEO of CAE Inc. (CAE), from 2009 until 2025. Prior to that, he held several leadership positions at CAE including Group President, Simulation Products and Military Training & Services, and Executive Vice President and COO.

Marc has over 40 years of experience in the aerospace industry, having also held positions with Canadair and Bombardier Aerospace in Canada and the United States.

He currently sits on the board of McGill University Health Centre Foundation.

Throughout his career, Marc has been honoured with numerous awards and recognitions, including being appointed a Member of the Order of Canada. In 2022, Marc was inducted into the Order of Quebec and Canada's Aviation Hall of Fame, named Industry Leader of the Year by the Living Legends of Aviation and awarded Aviation Week's Philip J. Klass Award for Lifetime Achievement. In 2024, Marc was inducted as a Living Legend of Aviation.

Marc holds a degree in Engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He is the recipient of an Honorary Doctorate from École Polytechnique de Montréal, and is an active pilot holding Airline Transport Pilot Licences from Transport Canada and the FAA.

Board and committee attendance record in 2025

	Attendance	Overall
Board	6/7	86%[1]
Corporate Governance	4/4	100%
People, Culture and Compensation	6/6	100%

Current public board directorships
Canadian Pacific Kansas City Limited

Past public board directorships (2020 to 2025)
CAE Inc.

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	660,847,804	36,350,978	697,198,782
Percentage of votes	94.79%	5.21%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	105,709	45,000
DSUs	115,037	92,136
Total market value of securities	$4,101,460	$3,181,555
Meets share ownership target (multiple of requirement)	Yes (3.8x)	Yes (3.1x)

1 Marc did not attend the ad hoc June Board meeting due to a conflicting professional commitment. His absence was approved by the Board Chair.

34 • TELUS 2026 INFORMATION CIRCULAR

ABOUT THE MEETING AND OUR BOARD

Denise Pickett



Toronto, Ontario, Canada

Age: 60

Director since: 2018

Independent

TELUS Committees:
- Audit
- Corporate Governance

Total compensation for 2025: $316,120

Areas of expertise:
- Finance and accounting
- International experience
- IT and information management
- Retail/customer experience
- Risk management

As a senior leader in the payments industry, Denise brings valuable insights and experience to the Board. Her role in overseeing risk management at American Express strengthens the Board's ability to effectively manage risk within TELUS. Additionally, her experience in a sophisticated, technology-focused business with a strong focus on customer experience provides valuable perspectives for TELUS' strategic direction, both domestically and internationally.

Denise Pickett is President, Enterprise Shared Services, American Express. She oversees key functions that are core to American Express' operations including Global Real Estate & Workplace Experience Group, Global Supply Management and Global Security, as well as several others.

Previously, she was President of the Global Servicing Group, a role she had held since 2019 and which included global customer service operations. Denise has been with American Express since 1992 and has held various senior roles within the company. She served as the Country Manager for American Express Canada and as President and CEO of Amex Bank of Canada, and subsequently held positions as President of American Express OPEN, the small business division, President of U.S. Consumer Services, and Chief Risk Officer.

Denise served on the board of directors of the United Way of New York City for over 10 years. Her expertise and influence in the payments industry have been recognized, as she has been named one of the Most Influential Women in Payments by Payment Source.

Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

Board and committee attendance record in 2025

	Attendance	Overall[1]
Board	6/7	86%
Audit	4/5	80%
Corporate Governance	3/4	75%

Current public board directorships

None

Past public board directorships (2020 to 2025)

None

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	689,927,911	7,270,661	697,198,572
Percentage of votes	98.96%	1.04%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	5,550	–
DSUs	99,962	78,221
Total market value of securities	$1,960,413	$1,814,727
Meets share ownership target (multiple of requirement)	Yes (1.8x)	Yes (1.8x)

1 Denise did not attend any February meetings due to scheduling conflicts. Her absence was approved by the Chair of the Board.

TELUS 2026 **INFORMATION CIRCULAR • 35**

ABOUT THE MEETING AND OUR BOARD

W. Sean Willy



Saskatoon, Saskatchewan, Canada

Age: 53

Director since: 2021

Independent

TELUS Committees:
- Audit
- Corporate Governance

Total compensation for 2025: $319,143

Areas of expertise:
- Corporate development
- Corporate social responsibility
- Governance
- Government/regulatory affairs
- HR management/executive compensation

With his expertise in corporate social responsibility, climate and sustainability, human resources management, government/regulatory affairs and governance, Sean brings valuable insights to the Board. His deep understanding of the needs of both large and small businesses, as well as his focus on fostering partnerships with Indigenous Peoples, aligns with TELUS' commitment to advancing reconciliation in a meaningful way. His perspective and expertise contribute to TELUS' strategic direction and progress in building strong relationships with Indigenous communities.

Sean Willy, a member of the Deninu Ku'e First Nation, is an experienced business executive and currently serves as the President and CEO of Des Nedhe Group, the economic development entity for English River First Nation, a role he has held since 2017. Over that period, Sean has grown Des Nedhe from a regional entity to an international Indigenous asset manager with 20+ entities, high levels of Indigenous employment and leading edge board governance.

Throughout his career, Sean has worked with leading resource companies, including Rio Tinto and Cameco Corporation, where he developed and implemented progressive and innovative Indigenous inclusion and corporate social responsibility strategies. He has been instrumental in ensuring that Indigenous Peoples are seen as full partners in long-term relationships, leading to the establishment of partnerships both internationally and throughout Canada.

Sean currently sits on the board of the Nuclear Waste Management Organization (NWMO) and serves as the Co-Chair of TELUS' Indigenous Advisory Council, a role he has held since the Council was launched in 2022. In addition, he has held many past board leadership positions with Indigenous associations, including serving as Co-Chair of the Canadian Council for Aboriginal Business, Chair of the Mining Association of Canada's Indigenous Affairs Committee and as a board member of Indigenous Works.

Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan, and has secured his Institute of Corporate Directors (ICD) designation. Sean received the King Charles III Coronation Medal in 2024.

Board and committee attendance record in 2025

	Attendance	Overall
Board	7/7	100%
Audit	4/5	80%[1]
Corporate Governance	4/4	100%

Current public board directorships
None

Past public board directorships (2020 to 2025)
GreenFirst Forest Products Inc.

Voting results of 2025 annual general meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	691,051,394	6,147,405	697,198,799
Percentage of votes	99.12%	0.88%	100%

Securities held and total market value as at March 9, 2026 and March 10, 2025

	2026	2025
Shares	–	–
DSUs	51,825	36,607
Total market value of securities	$962,909	$849,282
Meets share ownership target (multiple of requirement)	No (0.9x)[2]	No (0.8x)

1 Sean did not attend the ad hoc meeting of the Audit Committee in March 2025 due to a conflicting professional commitment. His absence was approved by the Chair of the Board.
2 Sean has until May 7, 2026 to reach the target.

36 • TELUS 2026 INFORMATION CIRCULAR

About the meeting and our Board TELUS 2026 INFORMATION CIRCULAR • 37 Additional disclosure related to directors Cease trade orders, bankruptcies, penalties or sanctions Other than as disclosed below, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any company within the 10 years ended March 9, 2026 which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. TELUS is not aware of any proposed director of TELUS who: (i) had been a director, CEO or CFO of any company within the 10 years ended March 9, 2026, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while that person was acting in such capacity, or that was issued after that person ceased to be acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity; or (ii) has, within the 10 years ended March 9, 2026, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. On December 1, 2022, the Court of King’s Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022, and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited Partnership (TCMLP), a 100 per cent First Nation owned business. W. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Sean is the Chair of TCMI.

About the meeting and our Board 38 • TELUS 2026 INFORMATION CIRCULAR Director compensation Principles Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the Committee is guided by the following compensation principles: • We target total compensation at the 50th percentile of the comparator group based on the group that is also used for benchmarking executive compensation • A flat fee structure aligns with the directors’ role and responsibility to be attentive to the best interests of the Company at all times • Equity-based pay is an important element of compensation to emphasize alignment with the interests of shareholders • Equity-based pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant • The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience • Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director of the Company. Benchmarking In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of the comparator group. The comparator group for director compensation is based on the comparator group developed for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners Inc. (Meridian) was the consultant engaged to benchmark 2025 director compensation. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year. The comparator group selected to benchmark 2025 director compensation is listed in the following table. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. There has been no change in the compensation peer group from the previous year. Our director compensation principles Total compensation targeted at the 50th percentile of the comparator group Flat fee structure Equity compensation aligns with shareholder interests Reviewed on an annual basis to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director

ABOUT THE MEETING AND OUR BOARD

Comparator group for benchmarking 2025 director compensation	
Bank of Montreal (diversified banks)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Lululemon Athletica Inc. (retailer of athletic apparel and accessories)
Canadian Imperial Bank of Commerce (diversified banks)	Lumen technologies Inc. (facilities based technology and communications company)
Canadian National Railway Company (railways)	Motorola Solutions Inc. (public safety and enterprise security solutions)
Canadian Tire Corporation, Limited (general merchandise)	Nutrien Ltd. (fertilizers and agricultural chemicals)
CGI Inc. (IT consulting and systems integration)	QUALCOMM Incorporated (provides foundational technologies for the wireless industry)
Charter Communications Inc. (broadband connectivity and cable operator)	Rogers Communications Inc. (telecommunications services and media)
EchoStar Corporation (networking technologies and services)	Shopify Inc. (internet infrastructure for retail commerce)
Enbridge Inc. (oil and gas storage and transportation)	Sirius XM Holdings Inc. (audio entertainment company)
Fortis Inc. (electricity and gas utilities)	Sun Life Financial (financial services provider)
Liberty Global Ltd. (broadband internet, video and mobile communications services)	Thomson Reuters Corp. (publishing)

Components of compensation

TELUS uses a tiered flat fee structure for our non-management directors. A flat fee structure aligns with the role of directors and their ongoing duty to be attentive to the best interests of the Company at all times. Directors regularly provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. In accordance with the TELUS Board Policy Manual, attendance at all Board and committee meetings is mandatory, subject to extenuating circumstances, which must be approved by the Chair.

The tiered flat fee structure takes into account the responsibilities of the chairs of each committee and the Chair of the Board, while eliminating all Board and committee member fees except where attendance is required at more than the number of meetings specified below.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on an *ad hoc* committee.

The components of the tiered flat fee annual retainer structure (paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. The total amount of retainer payable to non-management directors, including for committee service, and to the chairs of each committee was updated in 2025, as indicated in the table below. There were no changes to the compensation for the Chair of the Board in 2025.

	Cash (40%)	DSUs (60%)	Total annual retainer
Non-management directors, including committee service	$124,000	$186,000	$310,000[1]
Committee Chairs	$144,000	$216,000	$360,000[2]
Chair of the Board	$216,000	$324,000	$540,000

1 Increased from $290,000 in May 2025.
2 Increased from $330,000 for the Chair of the Corporate Governance Committee and $340,000 for the Chair of the Audit Committee and People, Culture and Compensation Committee in May 2025.

Directors may elect to receive the cash portion of their total annual retainers (see table above) and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 40. Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, for continuing education and to receive a travel fee of $1,500 for return travel in excess of six hours to attend Board meetings.

TELUS 2026 INFORMATION CIRCULAR • 39

ABOUT THE MEETING AND OUR BOARD

2025 actual compensation

Total compensation paid to non-management directors for the year ended December 31, 2025 is as follows:

	Fees earned ($)				
	Annual retainer[2]				
Directors[1]	Cash	Equity (DSUs)	Travel fees[3]	All other compensation ($)[4]	Total ($)
John Manley	222,000	324,000	4,500	7,320	557,820
Raymond Chan	121,143	186,000	3,000	8,648	318,791
Hazel Claxton	121,143	186,000	4,500	5,638	317,281
Lisa de Wilde	145,714	216,000	4,500	9,682	375,896
Victor Dodig	121,143	186,000	4,500	9,986	321,629
Thomas Flynn	140,000	216,000	4,500	4,169	364,669
Mary Jo Haddad	147,143	216,000	4,500	11,329	378,972
Martha Hall Findlay	121,143	186,000	3,000	6,185	316,327
Christine Magee	127,143	186,000	4,500	6,000	323,643
David Mowat	134,286	186,000	1,500	6,500	328,286
Marc Parent	121,143	186,000	3,000	10,000	320,143
Denise Pickett	121,143	186,000	3,000	5,977	316,120
Sean Willy	121,143	186,000	6,000	6,000	319,143

1 Darren does not receive compensation for services as a director. Compensation disclosure for Darren is on page 98.
2 Director compensation increases were approved for Committee Chairs and non-management directors in May 2025. Their compensation for the second quarter of 2025 was prorated and compensation for the third and fourth quarters was paid at the new rate. The cash retainer includes compensation totalling $6,000 per director paid to certain directors for attendance at ad hoc committee meetings of the Board.
3 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director's election.
4 Includes charitable donations of up to $500 per year made in the director's name; reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone, internet, home security) and mobile phone services (including data and roaming) as well as medical and health-related services offered through TELUS Health; up to $4,000 per calendar year towards equipment sold or supported by TELUS, such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.

Our non-management directors have met their equity ownership targets, except for two directors who have five years from the date of their appointment to meet their target and have not yet served five years.

Director equity ownership target

All non-management directors are required to reach an equity ownership target equal to 3.5 times the value of the annual retainer ($1,085,000) within five years of their appointment date. In his capacity as Chair of the Board, John's equity ownership target is equal to five times his annual retainer ($2,700,000). DSUs are included in calculating whether a director has met the equity ownership target, as they are substantially the same as common shares, except that they cannot be redeemed until after a director has retired.

All of the current non-management directors have exceeded the ownership target, other than Sean and Martha, who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at March 10, 2025 and March 9, 2026, as well as their total market value, can be found in *Director profiles* on pages 23 to 36. Information for Darren, including his equity ownership target, is on page 98.

40 • TELUS 2026 **INFORMATION CIRCULAR**

ABOUT THE MEETING AND OUR BOARD

Director share-based awards

Below is a summary of all share-based awards outstanding in 2025 for each non-management director in 2025. TELUS does not grant options to non-management directors. All share-based awards granted to non-management directors were vested as at December 31, 2025. Information regarding share-based awards for Darren is on page 98. Share-based awards are only granted to non-management directors as part of their annual retainer.

	Share-based awards[1]		
Name	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]
Raymond Chan	121,350	2,195,222	325,602
Hazel Claxton	50,635	915,987	266,773
Lisa de Wilde	113,518	2,053,541	323,105
Victor Dodig	51,758	936,302	320,392
Thomas Flynn	78,933	1,427,898	397,003
Mary Jo Haddad	147,200	2,662,848	368,529
Martha Hall Findlay	27,780	502,540	287,016
Christine Magee	98,756	1,786,496	334,195
John Manley	232,629	4,208,259	757,193
David Mowat	103,249	1,867,774	285,641
Marc Parent	112,468	2,034,546	400,947
Denise Pickett	97,735	1,768,026	381,048
Sean Willy	50,671	916,638	267,551
TOTAL	1,286,682	23,276,077	4,714,996

1 Share-based awards are DSUs as at December 31, 2025.
2 DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by them, in accordance with the terms of the DSU Plan. See page 128. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
3 Based on the closing share price of $18.09 on December 31, 2025. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

TELUS 2026 **INFORMATION CIRCULAR • 41**

42 • TELUS 2026 INFORMATION CIRCULAR Corporate governance Statement of TELUS’ corporate governance practices Board approval of TELUS’ social purpose – The Board has formally approved TELUS’ social purpose, which guides Board and management decision-making Independent board and committees – 12 of our 14 director nominees are independent and all of our committees are composed of independent directors. We voluntarily comply with the more stringent director independence requirements under the NYSE Listed Company Manual Separate role of Chair of the Board and President and CEO – We maintain separate Chair and CEO positions and our Chair is an independent director Share ownership guidelines – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers Majority voting for directors – Our Board adopted a majority voting policy in 2003 Strong risk oversight – Our Board and committees oversee our risk management program and our exposure to strategic, financial and operational risks Limit on interlocking boards – We limit the number of other public company boards our directors can serve on together No overboarding of directors – Our policy states that no directors should sit on more than four other public company boards. A director who is a CEO or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS Director recruitment and board succession – In January 2013, we implemented a 15-year term limit for independent directors and a retirement road map that informs our Board succession planning and process Related party transactions – Our Corporate Governance Committee reviews any potential related party transactions that arise involving a director or senior officer of TELUS and assesses each potential transaction on a case-by-case basis. This is set out in the terms of reference for directors and for the Corporate Governance Committee. Our Audit Committee also reviews any significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate. Enterprise risk management and materiality mapping – We conduct an enterprise risk and materiality mapping analysis on an annual basis (as further described on page 45) Board effectiveness and renewal – We review our Board evaluation process and conduct a formal evaluation of Board effectiveness annually. This review is conducted by an external advisor. ESG metrics considered as part of executive compensation – By including environmental, social and governance (ESG) metrics in our corporate scorecard, our executives are incentivized to reach our ESG objectives on an annual basis Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. We are leaders in diversity in Board composition. The Board Diversity Policy contains the following targets: • Women and men each represent at least 40% of independent Directors • 20% of independent directors who represent a visible minority or who are Indigenous, persons with disabilities or members of the LGBTQ2+ community The Board in 2025 met or surpassed all diversity targets specified in this policy. Independent advice – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities Code of ethics and conduct – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year. The Board provides oversight over conflicts of interest Shareholder engagement – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year. In addition, there are a variety of opportunities for shareholders to connect with the Board directly (as further described on page 61) Say-on-pay – We have held an advisory vote on our approach to executive compensation every year since 2011 In-camera sessions – Independent directors meet without management present at each Board and committee meeting What we do

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 43 Formal director orientation and ongoing education program – We have a comprehensive orientation process for new directors, and new members of committees, and an ongoing education program for the Board. Following Board Committee restructuring we held comprehensive orientation sessions in order to prepare Audit Committee members to assume pension oversight responsibilities Mentoring – New directors are paired with a director who has several years of experience on TELUS’ Board to act as a mentor and assist with their orientation and understanding of the Company ESG oversight – Our Corporate Governance Committee reviews and monitors, on behalf of the Board, TELUS’ overall approach, planning and reporting on ESG matters, while our Audit Committee reviews the metrics regarding climate-related risks, sustainability and environmental disclosure in our financial reporting. A member of senior management reports to the Corporate Governance Committee about climate change metrics and risk management on a quarterly basis Cybersecurity oversight – Cybersecurity is considered by the Audit Committee or the full Board at each quarterly meeting Artificial intelligence oversight – The Board adopted an AI Policy which formalizes the rules, processes and governance measures developed under TELUS’ Responsible AI Framework and the Corporate Governance Committee reviews quarterly reports. The Board considers the AI Policy in practice and enhances the Board’s AI literacy through educational opportunities (including practical exercises with TELUS’ FueliX product) and the development of TELUS’ agentic AI framework What we do x No slate voting – Our directors are individually elected x No management directors on committees – Our management director does not sit on any of the Board committees x No share option awards for directors – We do not grant share options to non-management directors x No monetization or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements What we do not do We strive to be at the forefront of governance and regularly assess emerging best practices and changing legal requirements to ensure we are providing transparent disclosure that is helpful to our stakeholders, including when that disclosure goes beyond what is legally required. TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A.02 of the New York Stock Exchange Listed Company Manual (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members. Statement of TELUS’ corporate governance practices (continued)

Corporate governance 44 • TELUS 2026 INFORMATION CIRCULAR Board of Directors Oversight and mandate The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs. The Board has adopted the TELUS Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire TELUS Board Policy Manual, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning. To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures. Strategic planning One of the Board’s key mandates is to oversee the development and implementation of the Company’s strategic objectives and goals. The corporate priorities and the plan to achieve those priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company’s progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and the implementation of the Company’s strategic plan and priorities. Critical to this process are the Board’s strategy sessions, held alongside quarterly Board meetings in 2025, at which the Board and management consider specific aspects of our strategic plan and corporate priorities in greater detail. These meetings, as well as more informal activities during the course of the year, including Board dinners and community engagement, provide opportunities for our directors to meet with members of our senior leadership team in order to enhance their understanding of our business and to inform their participation in executive succession planning. A copy of the TELUS Board Policy Manual is available at telus.com/governance. The Board plays a key role in reviewing the Company’s corporate priorities and setting the Company’s strategic objectives and goals.

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 45 Board oversight The Board has oversight for risk management and is responsible for: • Identifying and overseeing material risks to the Company’s business, including strategic, operational, financial, legal, compliance and regulatory risks • Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks • Reviewing, on an annual basis, the Company’s risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees • Oversight of conflicts of interest. Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides their perception of TELUS’ risk appetite in key risk areas. While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees. Audit Committee The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, cybersecurity and technological risk issues, internal and external audits, metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting. It is also responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company and reviews the enterprise key risk profile, risk trends and key risk mitigation strategies for top risks semi-annually. It approves the internal and external audit plans on an annual basis. Corporate Governance Committee The Corporate Governance Committee oversees and monitors risks related to the Company’s governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, privacy (data and trust), artificial intelligence, corporate social responsibility, sustainability, relations with Indigenous communities and insurance-related matters. People, Culture and Compensation Committee The People Committee provides oversight of the Company’s people and culture strategy and its alignment with the Company’s strategy and social purpose, including with respect to diversity and inclusion, employee well-being, health and safety, and labour relations, as well as performance, compensation and succession planning for executive management. It also reviews the Code of Ethics and Conduct and receives reports on breaches of the code. For a detailed explanation of the material risks faced by TELUS and its affiliates, see Sections 9 and 10 of Management’s discussion and analysis in the TELUS 2025 annual report. Risk oversight Risk oversight and management is another key mandate of the Board. The below outlines Risk oversight and management by the Board and the Committees in 2025.

Corporate governance 46 • TELUS 2026 INFORMATION CIRCULAR Social purpose TELUS has proudly been the global leader in social capitalism for more than 25 years. Our approach has been simple and consistent, demonstrating our belief that connectivity is about more than just technology, it is about improving lives, strengthening communities and creating opportunity. Importantly, our purpose-driven approach has not only benefited the communities where we live, work and serve, it has consistently delivered real strategic and financial advantages. Today’s customers, team members and shareholders want to do business with a company that shares their values for community and environmental well-being. As a result, our commitment to social purpose has increased our corporate reputation, enhanced customer retention, attracted and retained top talent and driven over $2.1 billion in new revenue since 2020. By improving social, environmental, health and economic outcomes, we have fundamentally differentiated the TELUS brand to be valued at more than $12 billion. Guiding every major step in our evolution, the Board has approved a formal statement of TELUS’ purpose, which is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. As a result, our purpose formally guides and informs Board decision-making and management reporting throughout the year, including: • Approving the Company’s objectives and goals, including its strategic plan to achieve these objectives and goals; • Approving material transactions and investments, including mergers and acquisitions; • Assessing the key risks facing the Company and oversight of its risk management program; • Evaluating the CEO’s performance, determining his compensation and planning for CEO succession; • Implementing Board renewal planning, including ensuring that the Board has the benefit of a broad diversity of skills, background and experience; • Approving the Company’s disclosure to shareholders and other stakeholders, including as it relates to progress on the Company’s sustainability goals; • Reviewing reports on how TELUS is engaging with Indigenous communities and taking measurable steps along the road to reconciliation; • Considering the results of our Connecting for Good® and TELUS Wise® programs; and • Considering TELUS’ leadership in the responsible and ethical development and use of artificial intelligence (AI). Leveraging our core business to create solutions that drive meaningful change, we are answering the world’s most pressing social and environmental issues across five key areas: Connecting the digital economy: Through our world-leading networks and technology, we are empowering businesses and communities to grow sustainably and thrive in a connected future. Our network investments have enabled reliable high-speed connectivity in urban and rural communities alike, ensuring everyone has access to the people, tools and resources they need to succeed in a digital world. Fostering AI literacy and leading the global discourse on the responsible use of data, this past January, we released our third annual TELUS AI Report, a comprehensive study reflecting the insights and perceptions of more than 11,000 Americans and Canadians, including purposeful engagement with Indigenous Peoples and historically underrepresented communities. Leading in sustainability to protect our planet: TELUS continues to demonstrate global sustainability leadership, recognized by TIME Magazine as the most sustainable North American telecommunications company, through actions such as achieving 100 per cent renewable or low-emitting electricity, planting more than 26 million trees and embedding social purpose at the heart of our strategy. We consider environmental impact in everything we do. Since becoming the first company in Canada to release a Sustainability-Linked Bond Framework in 2021, TELUS has maintained a leadership position in environmental stewardship. Sustainability-linked bond financings demonstrate our long-term commitment to environmental sustainability by linking financing costs to the achievement of ambitious environmental targets – specifically, reducing absolute Scope 1 and 2 GHG emissions by 46 per cent by 2030 from a 2019 base year. Since its inaugural offering of sustainability-linked bonds, TELUS followed its inaugural offering with five additional sustainability-linked bond offerings (two in 2022, two in 2023 and one in 2024) totalling $3.7 billion CDN and $900 million USD. By investing in innovative technology and sustainable business practices around the globe, we are accelerating action to solve some of the biggest challenges facing our planet. Revolutionizing health and wellness: TELUS Health delivers a holistic approach to health and well-being, covering over 161 million lives in 200+ countries and territories. Our innovative digital health platforms include electronic health records and virtual care solutions, empowering healthcare professionals and governments There is a synergistic relationship between TELUS’ industry-leading results on a global basis and TELUS’ social purpose thesis. This potent combination has made TELUS the world leader in social capitalism: Simply put, doing great in business is inextricably linked by doing amazing things to support a better life in our communities.

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 47 to deliver timely, effective and personalized care. Since 2014, TELUS Health for Good has provided over 354,000 Mobile Health Clinics visits to marginalized populations, and enabled nearly 2,000 low-cost Medical Alert plans for aging adults. Enabling security, privacy and safety: We foster trust and security in the digital age, helping people stay safely connected to those who matter most and keeping communities connected during difficult times. TELUS is a leading provider of security and cybersecurity products and services and has a dedicated team of cybersecurity professionals to protect our customers from evolving threats. Giving where we live to build stronger, healthier communities around the globe. As the most giving company in the world, we are caring for the well-being of our team, customers, communities and planet. For general information about our Sustainability-Linked Bond Framework, please visit telus.com/investors. For general information about our commitment to a more sustainable future, visit telus.com/sustainability. For more information on our leadership in social capitalism, visit telus.com/ annualreport and telus.com/sustainability. For more information about our social purpose, please visit telus.com/purpose. Sustainability and environmental governance We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship. Board oversight of climate-related risks and opportunities Our Board of Directors is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation. The Corporate Governance Committee of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and ESG matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability and Environment teams provide quarterly reports to this committee. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified during its quarterly meetings. The Audit Committee of our Board reviews the metrics regarding climate related risks, sustainability and environmental disclosure in financial reporting. Our Board renewal process involves an ongoing assessment of Board member skills, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as they relate to sustainability, environment and climate risk management. Management oversight of climate-related risks and opportunities Our CEO and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation, as well as identifying climate-related opportunities. Our Sustainability team reports to our Vice President, Corporate Citizenship and Sustainability, who is responsible for the development and governance of our sustainability strategy. The Sustainability team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the business, delivering in-house training to raise awareness of sustainability, and partnering externally to increase availability of solutions for ourselves and our customers. We report on relevant climate risks and opportunities in our Sustainability and ESG Report and our new Climate Transition Framework, integrating recommended disclosures from the International Sustainability Standards Board (ISSB), as well as the Sustainability Accounting Standards Board (SASB) – Telecommunication Services industry classification, to frame our reporting. For more information on the frameworks we report against, visit telus.com/sustainability. The Environment team reports to our Vice President, Real Estate and is responsible for managing our environmental management system (EMS), which is ISO 14001:2015 certified in Canada. This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate. As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business, including in emerging areas such as TELUS Health and TELUS Agriculture & Consumer Goods. As we enhance our current products and develop new ones, we consider relevant climate risks and opportunities to align with our commitment to a low-carbon future. We have made significant strides in implementing circular economy systems across our operations. Examples of this include prioritizing the use of certified pre-owned mobile devices, extending product lifespans through Mobile Klinik repairs and transforming end-of-life customer premises

Corporate governance 48 • TELUS 2026 INFORMATION CIRCULAR equipment such as set-top boxes and modems into renewed, high-performance devices. Since beginning our deployment of PureFibre, through our partners we have also recycled and repurposed more than 5,100 tonnes of copper from copper telecom cables through our innovative urban mining program. This supports our business in a way that has avoided an estimated 15,300 tonnes of greenhouse gas emissions since the program’s inception. Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the Company-wide performance bonus structure. The scorecard’s culture and brand index includes measures tied to Scope 1 and 2 greenhouse gas emissions reduction and key social impact outcomes. For more information on our climate-related governance, strategy, risk management and targets, see our 2025 sustainability and ESG report. Artificial Intelligence (AI) Governance TELUS has established its leadership in human-centric AI technology, consistently evolving how it innovates to meet the changing needs and expectations of customers and communities. In February 2025, the Board adopted TELUS’ AI Policy, which formalizes the existing rules, processes and governance measures developed under TELUS’ Responsible AI Framework. The AI Policy applies to the use, procurement, development and provision of AI systems within the Company and its wholly owned subsidiaries. The AI Policy includes the following principles: • TELUS is accountable for the development and use of its AI systems and leverages governance practices to ensure its AI systems are developed and deployed ethically and comply with relevant laws and regulations. • TELUS will develop its AI systems to put people first and strive to use its AI systems to better society and contribute to a friendlier future. • TELUS will consider the impact of AI systems on its customers, communities and the environment and will proactively consider and address biases and unfair impacts in the application of AI. TELUS will continue to strive for equitable outcomes and inclusiveness to reflect the diversity of its communities. • TELUS will ensure its AI systems are safe, secure, reliable and robust through meaningful human monitoring, data governance, Privacy-by-Design and Secure-by-Design standards. • TELUS will be transparent about its AI systems usage and efforts to deploy and use models responsibly. TELUS will continue to engage internally, as well as with the public, to foster broader AI literacy. The AI Policy requires TELUS to uphold these principles by requiring the Company to maintain standards, documents, processes and assessments to ensure adequate AI incident reporting and management. In addition, through AI training TELUS aims to ensure AI usage is implemented and supervised in accordance with the AI Policy and its ethical obligations. In accordance with the AI Policy, AI governance is overseen by the Corporate Governance Committee, which receives quarterly reports on AI governance and related issues from the Chief Data & Trust Officer. Any material changes to the AI Policy must be approved by the Board. Indigenous relations TELUS recognizes the unique culture and governance of Indigenous nations and communities. We are committed to engaging with Indigenous Peoples in a manner that respects the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples. TELUS acknowledges Indigenous Peoples’ inherent right to self-governance, and supports processes and agreements that reflect this authority and the role of Indigenous Peoples as stewards of their lands. In recognition of the importance of relations with Indigenous Peoples and communities, the Corporate Governance Committee has oversight of Indigenous relations. The Corporate Governance Committee receives regular presentations and reviews reports from our Indigenous Relations team on TELUS’ Indigenous Reconciliation Action Plan (IRAP) and targets. We are committed to progress on the path of reconciliation in a deeply meaningful way, in partnership with Indigenous Peoples and in alignment with our reconciliation strategy. We hold ourselves accountable for the actions laid out in our IRAP. An update on our commitments, including the actions we take, can be found in our 2025 Indigenous Reconciliation and Connectivity Report at telus.com/reconciliation. Committees To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance and People, Culture and Compensation committees. Effective January 1, 2025, the Board restructured its standing committees, winding up the Pension Committee and transferring the responsibilities that do not require Board oversight to management, with the remaining responsibilities being assigned to the other committees (with the Audit Committee absorbing many oversight accountabilities of the Pension Committee).

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 49 Audit Committee 5 meetings in 2025 Members as of December 31, 2025 Thomas Flynn (Chair) Hazel Claxton Martha Hall Findlay Christine Magee David Mowat Denise Pickett Sean Willy Corporate Governance Committee 4 meetings in 2025 Members as of December 31, 2025 Lisa de Wilde (Chair) Raymond Chan Mary Jo Haddad Martha Hall Findlay Marc Parent Denise Pickett Sean Willy People, Culture and Compensation Committee 6 meetings in 2025 Members as of December 31, 2025 Mary Jo Haddad (Chair) Raymond Chan Hazel Claxton Lisa de Wilde Victor Dodig 1 Christine Magee David Mowat Marc Parent Independent The following table provides an overview of the Board committees and meetings held in 2025. Management directors do not serve on any committee. As Chair of the Board, John Manley attends all meetings of the committees of the Board as an observer. All of the committees are composed solely of independent directors. 1 Victor stepped down from the People Committee and ceased to be considered an independent director on February 12, 2026, following his designation by the Board as President and CEO upon Darren’s retirement.

Corporate governance 50 • TELUS 2026 INFORMATION CIRCULAR Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below. Mandate Responsibilities Audit Committee To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, and to oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board and any related trust funds (collectively the Pension Plans). Oversight responsibilities with respect to integrity of the Company’s accounting and financial reporting: • Monitoring internal controls and disclosure controls • Monitoring legal, regulatory and ethical compliance and reporting and the timeliness of filings with regulatory authorities, including the oversight of any metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting • Reviewing and assessing the independence and performance of the Company’s external and internal auditors • Overseeing the management of the Company’s risks • Monitoring the Company’s creditworthiness, treasury plans and financial policy • Overseeing the Company’s whistleblower and complaint procedures. Oversight responsibilities with respect to the Pension Plans: • Monitoring the actuarial soundness of the Pension Plans • Monitoring the administrative aspects of the Pension Plans • Monitoring the investment policies of the Pension Plans • Monitoring the performance of the investment portfolios and compliance with applicable legislation • Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans. For more information on the Audit Committee, please refer to the “Audit Committee” section of TELUS’ annual information form for the year ended December 31, 2025. Corporate Governance Committee To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime. • Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices • Identifying, recruiting and recommending nominees for election as directors • Ensuring the provision of an ongoing education and development for directors • Overseeing and reviewing the effectiveness of the Board and individual directors, including through evaluations • Recommending to the Board its determination of directors’ independence, financial literacy, financial expertise and accounting or related financial management expertise • Monitoring and reviewing corporate social responsibility, data and trust/privacy and artificial intelligence, relations with Indigenous communities, environmental matters and policies, as well as insurance claims and property risks. People, Culture and Compensation Committee To provide oversight of the Company’s people and culture strategy and its alignment with the Company’s strategy and social purpose, including with respect to Company policies and performance, compensation and succession planning for executive management. • Determining CEO goals and objectives relative to compensation • Evaluating CEO performance • Leading the CEO succession-planning process • Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation) • Reviewing and approving the compensation arrangements for our ELT (Executive Leadership Team – all Executive Vice-presidents (EVPs) who are appointed officers of the Company) • Monitoring executive compensation policies, health and safety policies, procedures and compliance and certain aspects of our approach to business ethics and corporate conduct.

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 51 The mandate of each committee and its annual work plan are approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS’ expense in connection with its responsibilities. The People Committee has retained Meridian Compensation Partners Inc. (Meridian) as its independent external executive compensation consultant. A description of Meridian’s work for the People Committee is on page 88. The Corporate Governance Committee has also retained Meridian to assist in the annual market study of directors’ compensation (see page 38). We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles are considered annually by the Corporate Governance Committee and include the following: • Generally, new directors serve only on the Audit Committee for the first year, and thereafter serve on two committees • Other committee members are identified as emergency committee chairs • The Chairs of the Audit and People Committees will generally only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles, unless the Board determines that their overall workload and responsibilities allow them to serve on a second committee while continuing to act as Chair • The principles of our diversity policy should apply to the committee composition and succession plan to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For more information about our standing committees, see the committee reports starting on page 64. Each committee’s terms of reference, which include brief position descriptions for the chair of each Board committee, are also part of the TELUS Board Policy Manual available at telus.com/governance. Independence The Board determines independence using a set of criteria that go beyond applicable securities rules, and the Board has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence criteria applied by the Board comply with the applicable Canadian and U.S. governance rules and the governance rules of the NYSE Listed Company Manual. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual. Furthermore, all committee members must be independent. Members of both the Audit and the People Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the governance rules of the NYSE Listed Company Manual. The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire. The Company provides services across its business areas to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any organization with whom a director is associated. Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle and Victor Dodig, there is no material relationship existing between any of the proposed directors, including the Chair and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.

Corporate governance 52 • TELUS 2026 INFORMATION CIRCULAR As a regular feature at each Board and committee meeting, there is an in-camera session of the independent directors. The Chair or the Committee Chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of meetings held by our Board and each standing committee in 2025. An in-camera session was held as part of each meeting. Board/Committee Total number of meetings Board 71 Audit Committee 52 Corporate Governance Committee 4 People, Culture and Compensation Committee 63 1 In addition to its six scheduled meetings, the Board held an additional meeting on June 11, 2025. 2 In addition to its scheduled quarterly meetings, the Audit Committee held an additional meeting on March 12, 2025. 3 In addition to its scheduled quarterly meetings, the People Committee held additional meetings on February 3, 2025 and March 10, 2025. Position descriptions – Chair and CEO The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to clearly delineate the Board’s expectations of the Chair and the CEO. That description is included in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair’s duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of director candidates and the evaluation of the effectiveness of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders. The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the Company’s strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting director candidates for the Board; supporting the People Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, which are approved annually by the Board. Expectations of our Board – Attendance, caps on outside service and interlocks Our Board expects all directors to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs and be effective ambassadors of the Company. In accordance with the TELUS Board Policy Manual, attendance at all Board and committee meetings is mandatory, subject to extenuating circumstances. The Chair must approve any extenuating circumstances. For any absences from meetings which are not approved by the Chair as being due to extenuating circumstances, if a director attends less than 75 per cent of meetings held in a year, the Corporate Governance Committee will take a director’s attendance into consideration during the nomination process. The following table provides a breakdown of each independent director’s attendance. The Chair of the Board is an independent director. The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company’s strategy.

CORPORATE GOVERNANCE

Director attendance

Name	Board	Audit Committee	Corporate Governance Committee	People, Culture and Compensation Committee
Raymond Chan	7/7		4/4	6/6
Hazel Claxton	7/7	5/5		6/6
Lisa de Wilde	7/7		4/4	6/6
Victor Dodig	7/7			6/6
Darren Entwistle	7/7			
Thomas Flynn	7/7	5/5		4/4[1]
Mary Jo Haddad	7/7		4/4	6/6
Martha Hall Findlay	7/7	5/5	2/2[2]	
Christine Magee	7/7	5/5		6/6
John Manley	7/7			
David Mowat	7/7	5/5		2/2[3]
Marc Parent	6/7[4]		4/4	6/6
Denise Pickett[5]	6/7	4/5	3/4	
Sean Willy	7/7	4/5[6]	4/4	

1 Tom stepped down from the People Committee upon becoming Chair of the Audit Committee.
2 Martha joined the Corporate Governance Committee effective May 9, 2025. She attended the May meeting as an observer but did not sit on the committee at the time.
3 David joined the People Committee effective May 9, 2025. He attended the May meeting as an observer but did not sit on the committee at the time.
4 Marc did not attend the June *ad hoc* Board meeting due to a conflicting professional commitment. His absence was approved by the Chair of the Board.
5 Denise did not attend any February meetings due to a conflicting professional commitment. Her absence was approved by the Chair of the Board.
6 Sean did not attend the March *ad hoc* Audit Committee meeting due to a conflicting professional commitment. His absence was approved by the Chair of the Board.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In considering whether to recommend that more than two directors serve on the same board or committee of a publicly traded company, the Corporate Governance Committee will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

A Board policy requires the approval of the Corporate Governance Committee, upon the recommendation of the CEO, for any director of TELUS Corporation to serve on the board of any of its subsidiaries.

None of TELUS' director nominees served together on other public company boards as at the date of the circular.

TELUS 2026 **INFORMATION CIRCULAR • 53**

CORPORATE GOVERNANCE

Board renewal – Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board's size and composition, the Corporate Governance Committee and the Board have two primary objectives:

- To form an effectively functioning Board that presents a diversity of views and business experience
- To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is sufficient capacity to fully meet the demands of the Board and its committees and to facilitate transition when new members are elected or appointed.

The Board believes that having a board of directors consisting of between 10 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors and the representation of diversity, geography and areas of expertise according to the skills matrix. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively. The Board also strives to achieve a balance between the need for a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Board renewal, in line with these objectives, has been a focus of the Corporate Governance Committee and the Board in recent years. For more information, please refer to the Corporate Governance Committee report on page 66.

	Director term limits	
Age limit	Tenure limit	Other mechanisms for Board renewal
No	Yes, 15 years for independent directors who joined the Board after January 1, 2013	Rigorous performance assessment process (see below for more details)

The Board does not have a mandatory age limit, but it does have a term limit policy that requires independent directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director's term for such period as the committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 56 for further details). In conjunction with the Board effectiveness review and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The Board renewal process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that they demonstrate. The following table lists the top five competencies of our nominees, while taking into consideration that each nominee has senior executive/strategic leadership experience. This table also discloses their self-identified gender, residence, tenure, age, other diversity (whether they are a member of the Indigenous, visible minority or LGBTQ2+ communities) and official languages spoken.

54 • TELUS 2026 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

	Gender	Residence[1]	Years on Board			Age			Language		Diversity		Top five competencies[2]										
			0 to 5	6 to 10	11+	59 and under	60 to 69	70+	English	French	Visible minority	Indigenous Peoples	Governance	Finance and accounting	Human resources management/executive compensation	Risk management	Industry knowledge and experience	Retail/customer experience	Corporate social responsibility	International experience	Corporate development	Information technology and information management knowledge and/or experience	Government/regulatory affairs
Raymond Chan	M	AB			✓			✓	✓		✓		✓	✓	✓				✓		✓		
Hazel Claxton	F	ON	✓				✓		✓		✓		✓	✓	✓	✓						✓	
Lisa de Wilde	F	ON		✓			✓		✓	✓			✓		✓		✓		✓				✓
Victor Dodig	M	ON	✓				✓		✓					✓	✓			✓			✓		✓
Darren Entwistle	M	AB			✓		✓		✓	✓							✓	✓	✓	✓	✓		
Thomas Flynn	M	ON	✓				✓		✓				✓	✓		✓				✓	✓		
Mary Jo Haddad	F	ON			✓			✓	✓				✓		✓		✓					✓	✓
Martha Hall Findlay	F	AB	✓				✓		✓	✓			✓				✓		✓	✓			✓
Christine Magee	F	ON		✓			✓		✓				✓	✓	✓	✓		✓					
John Manley	M	ON			✓			✓	✓	✓			✓	✓		✓	✓						✓
David Mowat	M	BC		✓				✓	✓					✓	✓	✓		✓				✓	
Marc Parent	M	QC		✓			✓		✓	✓			✓	✓	✓					✓	✓		
Denise Pickett	F	ON		✓			✓		✓					✓		✓		✓		✓		✓	
Sean Willy	M	SK	✓			✓			✓			✓	✓		✓				✓		✓		✓

1 BC = British Columbia; AB = Alberta; SK = Saskatchewan; ON = Ontario; QC = Quebec

2 Below are various skills and competencies that the Board regards as being integral to the continued growth of the business, in addition to the senior executive/strategic leadership experience that the Board requires of each Director.

- **Governance** – Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- **Finance and accounting** – Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls and IFRS
- **Human resources management/executive compensation** – Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion and succession planning
- **Risk management** – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- **Industry knowledge and experience** – Experience with, or understanding of, telecommunications, content, healthcare and health information industries, agriculture and consumer goods industries and/or security industries, including strategic context, market competitors and business issues facing those industries
- **Retail/customer experience** – Experience with, or understanding of, the mass consumer industry, customer experience and insights (whether directly or indirectly through retail channels)
- **Corporate social responsibility** – Experience with, or understanding of, corporate social responsibility initiatives, including ESG, climate change, sustainability, diversity and inclusion and community affairs as business imperatives
- **International experience** – Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations
- **Corporate development** – Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions
- **Information technology and information management knowledge and/or experience** – Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g., artificial intelligence, digital solutions/transformation), including telecom and agriculture and consumer goods technology, technology start-ups, governance of information management (e.g., cybersecurity), local and global regulatory requirements and the Board's role in overseeing information technology
- **Government/regulatory affairs** – Experience with, or understanding of, provincial, federal and global government and public policy and regulatory environments across geographic footprints in telecommunications, healthcare operations, broadcasting, information security, information technology and/or agriculture contexts

TELUS 2026 **INFORMATION CIRCULAR** • 55

Corporate governance 56 • TELUS 2026 INFORMATION CIRCULAR Board renewal – Process The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes. The directors, the CEO and senior management, as well as external professional search organizations, regularly identify additional candidates for consideration by the Corporate Governance Committee. Search protocols require that the pool of identified candidates meet the approved skills and diversity criteria. When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies. The Corporate Governance Committee also takes into account multiple aspects of diversity, such as gender, geography, age and visible minority/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience. When considering a nominee, the Committee: 1 Reviews our current Board composition and considers our skills matrix and Board diversity policy 2 Retains an external search firm to find and present candidates meeting our skills and diversity requirements. This step may also result in updates to our evergreen list 3 Considers and meets with the short-listed candidates. Interviews are conducted by the chair of the Corporate Governance Committee, chairs of other committees and the Chair of the Board. The final short-listed candidate also meets with the CEO. If appropriate, other members of the Board and senior leadership team may also be involved in the process. Approval The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval and, where applicable, nomination to the shareholders for election at the next annual general meeting or appointment to the Board to fill a vacancy. The financial literacy and independence of the candidates are also assessed before Board approval. To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, follows a formal process to assess the structure and effectiveness of the Board and the performance of the directors. In addition to succession planning, the annual evaluation process assists the Board in: • Assessing its overall performance and contributions made by the Board as a whole, by each committee and each director • Evaluating the effectiveness of the Board as a whole and of each committee, including considering practices and procedures that support effective decision-making • Improving the overall performance of the Board by assisting individual directors to build on their strengths • Identifying gaps in skills and knowledge and offering educational opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee reviews the adequacy of the process annually, with input from the Chair, and recommends any changes to the Board for approval. Diversity and inclusion TELUS’ commitment to diversity and inclusion (D&I) is at the core of our culture, embedded in our values and central to our leadership in social capitalism. We recognize that in all areas of our business, different perspectives, experiences and backgrounds bring innovative ways of thinking that help us drive better decision-making, insights, solutions and outcomes.

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 57 Board diversity The Board first adopted a written diversity policy in 2013. As part of the annual policy review cycle, TELUS has periodically updated the policy over the ensuing years, most recently in 2024. The policy articulates that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, including ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity also extends to work experience, geographic background, socioeconomic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfill its mandate. The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on skills, background, experience and knowledge. In these processes, the Committee considers multiple aspects of diversity. When recruiting new candidates for director roles, the policy requires that the pool of identified candidates meet the Board’s skills and diversity criteria. In the Board’s evergreen list of potential director nominees, the Board will ensure that such lists include a diverse group of candidates. The current policy includes specific targets and confirms the importance of seeking the following Board composition: • At least 20 per cent of independent directors who are members of visible minorities, who are Indigenous, who are persons with disabilities or who are members of the LGBTQ2+ community. • Women and men each represent at least 40 per cent of independent directors • Directors with extensive experience in geographic areas where TELUS has or anticipates having significant business interests • Directors of various ages, and • Directors with differing backgrounds and experience. Our Board represents a diverse mix of skills, backgrounds and experience. We are leaders in diversity in Board composition. With all nominees becoming directors, six out of all 14 directors (43 per cent) will be women, and six of all 12 independent directors will be women (50 per cent). This exceeds our target. In addition, 25 per cent of our independent directors will be members of visible minorities, Indigenous, persons with disabilities or members of the LGBTQ2+ community, and the Board will therefore meet our target in this respect. Our Board diversity policy is included in our TELUS Board Policy Manual, which can be found at telus.com/governance. Diverse and inclusive culture of the TELUS team Diversity and inclusion (D&I) have been a cornerstone of TELUS’ culture and core values for over 25 years and these principles are deeply embedded in who we are, what we do and how we work. We cultivate an environment that helps team members thrive and embrace individual differences, leveraging diverse perspectives to drive inclusive innovation. Our guiding principles in this area are to: 1 Enable a universal culture of inclusion to ensure that every team member feels connected, valued and empowered to belong – with opportunities to learn, grow through meaningful work and challenge the status quo to drive positive change. 2 Leverage diversity by design at every level and into all aspects of how we work and what we do through universal goals for all, while also using targeted strategies based on the specific needs of different groups to reach those goals, removing barriers to full inclusion, creating shared benefits and ensuring everyone feels valued and respected. 3 Drive inclusive innovation through an inclusive coaching culture and fair process to recognize each and every team member’s unique strengths, perspectives and abilities, and use diversity of thought to create greater impact – for individuals, teams and as a business. Our inclusion index is designed to reflect how well we are realizing our guiding principles. In 2025, we scored 81 per cent on our inclusion index globally, indicating a strong experience of inclusion and belonging among TELUS team members around the world. We believe that our expectations for inclusive leadership – which each leader is measured on annually – combined with data-informed SMART D&I goal-setting are more effective than mandating specific representational targets at the executive level. These efforts collectively contribute to attracting, advancing and retaining a diverse TELUS team at every level. They also ensure that the representation of women, racialized persons, Indigenous Peoples, persons with disabilities, gender diverse and LGBTQ2+ persons is a key and even-handed consideration when making leadership and executive officer appointments. As of December 31, 2025, three of our six executive officers (including the President and CEO) were women, representing 50 per cent of our executive officers. With the appointment of two additional executive officers in February 2026, women currently represent 38 per cent of our executive officers. For further details about diversity and inclusion at TELUS, see D&I on telus.com and our Sustainability and ESG Report at telus.com/sustainability.

Corporate governance 58 • TELUS 2026 INFORMATION CIRCULAR Orientation and continuing education Orientation The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend extensive orientation sessions upon joining the Board, conducted by various members of senior management. The orientation sessions provide an overview of TELUS’ strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS Agriculture & Consumer Goods, TELUS Digital, technology strategy and business transformation and operations, as well as on TELUS’ social purpose, corporate citizenship, sustainability initiatives, Indigenous reconciliation action plan, artificial intelligence and data and trust initiatives, and TELUS’ brand. New directors are also paired with a director who has several years of experience on TELUS’ Board to act as a mentor. In addition, the Board’s general practice is to appoint new directors to the Audit Committee for at least their first year of service on the Board. Given the scope of that committee’s mandate, Audit Committee members receive a particularly comprehensive view of the Company’s operations in their entirety. This offers new directors the quickest path to understanding the Company’s operations, risks, strategy and opportunities. Management also provides orientation and training, as necessary, to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee. In addition, in 2025, we held orientation sessions on pension matters for the Audit Committee members who now have oversight of certain matters that were previously the responsibility of the Pension Committee. Continuing education The Board believes that continuing education is important for the ongoing development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on annual plans. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, ESG, climate change, strategy, health, cybersecurity and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education on an ongoing basis through discussions at Board and committee meetings and in the evaluation questionnaires. TELUS and our directors are members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and membership also provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. An important part of the Board’s continuing education is self-study, which allows directors to tailor their program to their own interests and needs. Directors are encouraged to attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit and to report back to the Board regarding the value of, and insights from, any courses they attend, as well as to share course materials and other written materials.

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 59 In 2025, management conducted or organized the education sessions noted in the following table. Strategic advance meetings were also held regularly throughout the year, in addition to the regular updates the directors receive at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters. Date Subject Attendees1 Presented by February 11 May 8 July 30 November 5 Updates on corporate governance, including emerging best practices and trends; developments and proposed amendments to Canadian and U.S. securities rules and regulations; developments related to ESG, climate change and greenhouse gas reduction targets; and developments in data, privacy and artificial intelligence. Corporate Governance Committee • EVP and Chief Legal and Governance Officer • Chief Communications and Brand Officer • Chief Data and Trust Officer • Assistant Corporate Secretary • Director, Sustainability & Environment February 11 May 8 July 30 November 5 Updates on topics related to audit committee governance, disruptive technology, investor relations, privacy, taxation changes, other accounting standards developments, litigation and industry updates and challenges Audit Committee • EVP and CFO • EVP and Chief Legal and Governance Officer • CFO, TELUS Digital • Senior Vice-president (SVP) and Treasurer • SVP and Corporate Controller • VP, Risk Management and Chief Internal Auditor • VP, Taxation • VP and Chief Data & Trust Officer February 11 May 8 July 30 November 5 Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments People, Culture and Compensation Committee • President and CEO • EVP, People & Culture and CHRO • VP, Total Rewards • External compensation consultant May 8 July 30 November 5 Update on cybersecurity Audit Committee • VP and Chief Security Officer February 11 Update on cybersecurity Entire Board • Chief Information Officer • VP and Chief Security Officer • Chief Security Officer, TELUS Health May 7 Cybersecurity tabletop exercise Entire Board • Chief Information Officer • VP and Chief Security Officer July 29 Strategy session: TELUS Business Solutions Entire Board • EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions July 29 Strategy session: TELUS Consumer Solutions Entire Board • EVP and President, Customer Solutions 1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as at the dates indicated.

CORPORATE GOVERNANCE

Date	Subject	Attendees[1]	Presented by
November 4	Strategy session: TELUS Health	Entire Board	• EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions • SVP, Payor and Provider Solutions, TELUS Health • SVP, Employer Solutions, TELUS Health • SVP, Industry Products & Engineering, TELUS Health • Chief Security Officer, TELUS Health • VP, Post-Acquisition Integration
November 4	Fuel iX product demonstration: co-pilot building workshop	Entire Board	• President, TELUS Digital Solutions • Head of Customer Success and Support, Fuel iX

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as at the dates indicated.

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at telus.com/governance. The People Committee reviews the code of ethics and conduct on a biennial basis, or as otherwise may be required or advisable and recommends changes to the Board for approval, as appropriate. It is not intended that there be any departure or waivers from the provisions of the code. In the unlikely event that a material departure or waiver would be considered, any waiver granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a material waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee. There have been no waivers of TELUS' code of ethics and conduct requested or granted since the inception of the Ethics Office and code.

TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS' EthicsLine are ensured by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office, with any complaints relating to internal controls or accounting forwarded to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company's respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS' expected standards of business conduct and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members, as well as for contractors with access to our information systems. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that they have reviewed the code of ethics and conduct and understand the code's expectations.

The Chief Human Resources Officer provides quarterly reports to the People Committee on activities and results related to the code of ethics and conduct. This includes summaries of investigations of whistleblower, ethics and internal controls complaints, as well as outcomes of confirmed breaches, received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). Quarterly reports are provided to the Audit Committee relating to any breaches pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company's internal controls over financial reporting.

60 • TELUS 2026 INFORMATION CIRCULAR

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 61 Insider trading TELUS has a comprehensive insider trading policy that formalizes guidelines to control transactions involving its securities by all TELUS team members and to ensure TELUS team members are aware of and comply with their legal obligations and TELUS’ policy with respect to insider trading and tipping. This policy applies to each director, officer and employee of TELUS and guides the actions of TELUS team members in the buying and selling of TELUS shares and the disclosure of material information about TELUS. Anti-bribery and corruption In Canada, many of our businesses are regulated and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct. We have operations in North America, Central America, Europe, Africa, Australia and Asia and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations. We have addressed anti-bribery and corruption risks through a risk-based framework that includes: • Senior management involvement and support: Senior leaders across TELUS have been identified as responsible and accountable for ensuring that the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance and to report on compliance to the Audit Committee of the Board. • Corporate compliance policies and procedures: TELUS maintains a specific anti-bribery and corruption policy that is reviewed annually and periodically updated to reflect best practices. The policy is approved by the Board. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters, in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at telus.com/governance. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct and expense and procurement policies. • Training and education: Our annual Integrity training brings to life the policies and guidelines that inform the way we work and tests our integrity knowledge through scenarios. In addition, it highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors with systems access. Further targeted training is provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered. • Incentives and consistent disciplinary procedures: Employees are made aware that failure to comply with our anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS’ Chief Data and Trust Officer, and the team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption policy. Shareholder engagement Our Board believes that regular communication is an important part of maintaining an open and constructive dialogue with our shareholders. The shareholder engagement policy outlines how the Board communicates with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at telus.com/governance. We communicate with our investors, including shareholders and debtholders, as well as other stakeholders, through our annual general meeting and through various other channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, sustainability and ESG report, news releases, website, presentations at industry and investor conferences and other ad hoc meetings, conference calls and discussions.

CORPORATE GOVERNANCE

Some of our long-standing shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting	Shareholders (institutional and retail)	• Chair of the Board • CEO • Senior management (as applicable)	Business of the meeting as outlined in our annual circular and any other proposals for shareholder vote
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts and shareholders (institutional and retail)	• CEO and CFO • Senior management (as applicable)	Most recently released quarterly financial and operating results. With the release of our fourth quarter and annual results in February, we also issue our annual financial targets for the coming year. Additionally, the conference calls include a question and answer session. Conference calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors**
News releases	Shareholders (institutional and retail), financial analysts and media	• CEO and CFO • Senior management (as applicable)	Quarterly results and any major corporate developments that occur throughout the year (such as notable acquisitions or divestitures)
Industry conferences and executive investor roadshows (in Canada, the United States and Europe)	Financial analysts and institutional shareholders	• CEO and CFO • Senior management (as applicable)	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (institutional and retail), brokers, financial analysts and media	• CFO • Senior management (as applicable) • Investor Relations	Responding to any inquiries received through the 1-800 investor line, **ir@telus.com** and **ceo@telus.com** mailboxes, consistent with TELUS' disclosure obligations
***Ad hoc* meetings**	Shareholders (institutional and retail) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance)	• Chair of the Board and/or Chair of Corporate Governance or People Committee (as applicable) • Senior management (as applicable)	Corporate governance, executive compensation and other topics

Our Board email inbox (board@telus.com) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Executive Vice President and Chief Legal and Governance Officer) 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner.

On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

We encourage stakeholders to contact the Board and specifically members of the People Committee or the Corporate Governance Committee, to discuss any concerns about our approach to executive compensation and corporate governance practices.

62 • TELUS 2026 INFORMATION CIRCULAR

Corporate governance TELUS 2026 INFORMATION CIRCULAR • 63 Our 2025 engagement During the year, our senior management team, including our CEO and CFO, attended eleven broker-sponsored meetings and conferences, where we directly met with approximately 60 per cent of our actively-managed institutional shareholdings from Canada, the United States and Europe. In total, we met with 89 institutional equity and credit investors in both one-on-one and group meetings. We concluded 2025 with seven Buy recommendations among 14 main analysts. 11 broker-sponsored meetings and conferences 89 high-quality institutional equity and credit investors met with Approximately 60% actively managed institutional shareholdings in direct engagement 7 Buy recommendations on TELUS among 14 main analysts In 2025, TELUS once again received strong shareholder support for all items of business at the 2025 annual general meeting, exemplifying TELUS’ best practices in governance, business execution, executive compensation, as well as our global leadership in creating long-term value for shareholders and in delivering industry-leading operational, financial and customer-service results. During our 2025 annual general meeting, we conducted our 14th say-on-pay vote, receiving strong support with 86 per cent of votes cast in favour. This substantial endorsement underscores consistent shareholder confidence in our differentiated growth strategy, industry-leading results and commitment in driving value creation through our premier asset portfolio. Demonstrating our robust governance practices and proactive approach to shareholder engagement, in 2025 and into 2026, members of our Board, John Manley, Chair of the Board; Mary Jo Haddad, Chair of our People Committee; and Lisa de Wilde, Chair of our Corporate Governance Committee, engaged with multiple larger institutional shareholders to answer questions and discuss corporate governance matters, including TELUS’ rigorous CEO succession-planning process, including clearly defined processes for evaluating both internal and external candidates, as well as a focus on developing internal talent and fostering strong relationships between key candidates and the Board. Other areas discussed included Board oversight of critical areas including capital allocation, as well as our approach to executive compensation and its direct alignment to financial performance – including an emphasis on total shareholder return (TSR), EBITDA and free cash flow. These discussions on executive compensation also focused on TELUS’ pay-for-performance philosophy and its direct link to objective and measurable criteria, including stretch targets, that align with TELUS’ long-term goals and shareholder interests. Additionally, discussions covered the importance of retaining key talent and leadership, including our long-serving CEO of 26 years, and the Board’s strategy for aligning objectives with shareholder expectations. The dialogue also addressed how CEO compensation is fully at risk, including how a material portion of the CEO’s compensation is delivered through long-term incentives. The discussions detailed how a low TSR outcome in any given year impacts multiple TSR reporting periods, presenting challenges in recovering to market long-term incentive levels appropriate for a CEO’s strong overall performance, further demonstrating how CEO compensation is aligned with shareholder interests, with a material at-risk composition. Emphasis was placed on TELUS’ industry-leading financial and operational performance over the long term, underpinned by our world-leading broadband networks, including our industry-leading fibre deployment and the value generated from those investments. Discussions highlighted the active monetization process underway at TELUS Health to divest non-core assets and to optimize the health portfolio, with proceeds to be directed to balance sheet deleveraging, highlighting our confidence of meeting our leverage target of 3-times in 2027. Growth businesses were positioned as complementary opportunities that enhance the core telecom business and importantly, bolster long-term value for our shareholders and enhance our premium valuation relative to our global peer group. Overall, the meetings had a positive and constructive tone and demonstrated high engagement from shareholders, as well as a confidence in a shared vision for TELUS’ future growth underpinned by our world-leading networks and our strategic priorities.

64 • TELUS 2026 INFORMATION CIRCULAR Committee reports Thomas Flynn* (Chair) Hazel Claxton* Martha Hall Findlay David Mowat* Denise Pickett Sean Willy Audit Committee report Committee members 2025 Committee highlights The following sets forth highlights of the actions taken by the Committee in 2025. Financial reporting • Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reportable segments, relative to results in prior periods and investor expectations. • Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company. • Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited condensed interim Consolidated financial statements of the Company and required financial disclosure of its wholly owned subsidiary, including related news releases and Management’s discussion and analysis. • Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F. External auditors • Oversaw the work of the external auditors, including receiving quarterly reports on their work and views. • Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols. • Reviewed and approved the annual audit plan. • Recommended to the Board, who in turn recommended to shareholders, the appointment of the external auditors. • Reviewed and set the compensation of the external auditors. • Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates. Accounting and financial management • Reviewed the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies. • Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans including the Company’s deleveraging plans; and approved key treasury matters, including the authorization of senior note tender offers and other debt management activities. • Reviewed and recommended to the Board for approval the Company’s quarterly dividend, including considering the Company’s multiple stakeholders. • Reviewed quarterly reports on derivatives, guarantees and indemnities. • Received quarterly reports regarding taxation matters, including analysis of tax expense, tax adjustments and tax strategy. • Reviewed significant capital expenditures. 5 meetings in 2025 At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the CFO, Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting. The Board has determined that Thomas Flynn, Hazel Claxton, and David Mowat are the audit committee’s financial experts and have accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2025 and hereunder in the Director profiles section. 100% independent and financially literate * Audit committee financial expert Christine Magee

Committee reports TELUS 2026 INFORMATION CIRCULAR • 65 Pension Plan and operations • Reviewed quarterly pension compliance reports and received updates on the status of the Company’s defined benefit and defined contribution pension plans, including investment performance. • Reviewed and approved major actuarial assumptions for the valuation and funding of the defined benefit pension plans, and reviewed actuarial valuation reports prepared by the actuary of the pension plans. • Reviewed and approved the Statement of Investment Beliefs and Principles for the defined benefit and defined contribution pension plans. • Approved the appointment of the actuary of the pension plans and reviewed the annual legal updates related to pension matters. • Reviewed and approved various pension plan transactions and strategic initiatives, and pension plan financial statements. • Approved the appointment of the pension plans auditor and reviewed external audit reports on the pension plans. Internal controls and disclosure controls • Reviewed and approved the annual internal audit program to provide assurance regarding risk exposures and internal controls. • Reviewed quarterly reports on internal audit activities, including evaluations of internal controls and risk mitigation progress. • Met regularly with the Chief Internal Auditor without management present. • Monitored the adequacy of the resources and the independence and objectivity of the internal audit function. • Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO. • Received and reviewed management’s quarterly reports on SOX 404 compliance for the 2025 financial year. • Received quarterly reports from management regarding fraud and ethical compliance matters pertaining to internal controls over financial reporting. Enterprise risk governance • Reviewed the results of management’s annual risk assessment (and semi-annual updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk culture, perceptions of risk appetite and the effectiveness of risk management integration by key categories. • Reviewed security reports and reports on management’s approach to safeguarding corporate assets and information systems from the Chief Security Officer. • Considered reports from the EVP and Chief Legal and Governance Officer on matters relating to compliance with laws and regulations. • Received and considered reports on litigation and regulatory matters and business continuity planning. • Considered reports from management’s annual fraud risk assessment. Audit Committee related governance • Reviewed the Audit Committee Workplan. • Reviewed and recommended to the Board for approval updates to the Company’s disclosure policy. • Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators. Signed, the members of the Audit Committee Thomas Flynn (Chair) Hazel Claxton Martha Hall Findlay Christine Magee David Mowat Denise Pickett Sean Willy Audit Committee report (continued)

Committee reports 66 • TELUS 2026 INFORMATION CIRCULAR Lisa de Wilde (Chair) Corporate Governance Committee report Committee members 2025 Committee highlights Board governance and effectiveness • The CGC continued its focus on continuously adopting best practices in governance with the overarching goal of enhancing the value added to TELUS by the Board. • Effective January 1, 2025, upon our recommendation, the Board wound up the Pension Committee and moved to three standing committees: the Corporate Governance Committee (the CGC), the People, Culture and Compensation Committee and the Audit Committee. • As part of the committee restructuring, certain Pension Committee responsibilities that do not require Board oversight were reassigned to management with the remaining responsibilities assigned to the other committees, primarily the Audit Committee. • We continued to work with Egon Zehnder Inc. to assist us in reviewing Board effectiveness, as part of our multi-year review process. Board composition • We conducted an annual review of our board succession planning process, including selection criteria, for the Chair of the Board and the committee chairs. • We reviewed the process for selection of new directors and eligibility criteria, and considered and conducted informal meetings with potential future candidates for the Board. • We continued to assess TELUS’ Board diversity practices to ensure the Board is value-adding and effective. The Board has met or surpassed all targets specified in the Board Diversity Policy. Currently 50 per cent of our independent directors are women, and 25 per cent of our independent directors are members of visible minorities, Indigenous, persons with disabilities or members of the LGBTQ2+ community. Oversight of ESG, Privacy (Data and Trust), Artificial Intelligence and Indigenous Relations • We reviewed and considered the Board’s ongoing education program, including how to enhance the Board’s AI literacy through additional educational opportunities. • In February 2025, we recommended the Board adopt the TELUS AI Policy, which formalizes the rules, processes and governance measures developed under TELUS’ Responsible AI Framework. We reviewed and monitored Data and Trust (Privacy) and AI on a quarterly basis. • We reviewed and monitored, on behalf of the Board, TELUS’ overall approach, planning and reporting on environmental, social and governance (ESG) and sustainability matters. • We reviewed, on behalf of the Board, TELUS’ Fighting Against Forced Labour and Child Labour in Supply Chains Act Report. • We reviewed and considered the Indigenous Relations Report, including the progress of TELUS’ Indigenous ReconciliationAction Plan. Signed, the members of the Corporate Governance Committee Lisa de Wilde (Chair) Raymond Chan Mary Jo Haddad Martha Hall Findlay Marc Parent Denise Pickett Sean Willy 4 meetings in 2025 At each meeting, the Committee holds an in-camera session without management present. 100% independent Raymond Chan Mary Jo Haddad Martha Hall Findlay Marc Parent Denise Pickett Sean Willy

Committee reports TELUS 2026 INFORMATION CIRCULAR • 67 Victor Dodig Mary Jo Haddad 1 David Mowat (Chair) Lisa de Wilde People, Culture and Compensation Committee report Committee members Raymond Chan Hazel Claxton 2025 Committee highlights Performance assessment For the 2025 performance year, we continued to use our amazing people performance development (APPD) model as our framework for individual performance assessment for the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). This model evaluates individual performance against each executive’s goals (what you do) and TELUS’ values (how you do it). For further details, see page 105. We also continued to complement APPD with our talent summary approach for the CEO and ELT, which focuses on both the individual executive’s retention value and their future potential. These factors directly influence long-term incentive (LTI) grant allocations and drive each executive’s targeted compensation position relative to the comparator group median. For further details, see page 95. Succession planning The People Committee continued to lead the CEO succession planning process and leveraged Egon Zehnder to provide independent, external support. The CEO succession plan, process and candidates were discussed with the entire Board at four board meetings during 2025. Early in 2026 the Board identified Victor Dodig as a successor to Darren. Victor was appointed CEO Designate and will be appointed as CEO July 1, 2026. Darren will be instrumental in an effective transition to Victor and has agreed to remain as an advisor to the new CEO until April 30, 2027, aligned with Darren’s expressed retirement timing. Darren is the longest-serving CEO among the companies in TELUS’ compensation peer group with tenure more than 5 times the median CEO tenure. Over his more than 25 year career, Darren has delivered tremendous value to stakeholders, including delivering a total shareholder return of 661% since 20002 , outpacing BCE by 343 percentage points, AT&T by 453 percentage points, Verizon by 483 percentage points and the MSCI World Telecom Services Index by over 601 percentage points. His deep understanding of the industry and influence on TELUS’ strategy, business execution and customers first culture allowed the People Committee to take the time needed to thoughtfully select his successor and ensure they are set up to continue to deliver unparalleled value for stakeholders. The disruption and uncertainty in telecom regulation in Canada, and the broader North American market, has made our business more complex. The People Committee will ensure the next CEO assumes the leadership of TELUS ready to build on Darren’s legacy of value creation and positively differentiated performance to peers. Compensation elements The Committee reviewed TELUS’ compensation philosophy, incentive design, executive performance and compensation guidelines for executives in 2025 addressing: Compensation philosophy • Assessed the comparator group we use for CEO and ELT compensation benchmarking • Evaluated our target pay positioning within the comparator group • Assessed the linkage of our executive compensation philosophy and incentive plans to our financial and non-financial performance and business strategy 6 meetings in 2025 At each meeting, the Committee meets in-camera with the Executive Vice-president (EVP), People & Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting. The Board has determined that all members of the People, Culture and Compensation Committee (PCCC or People Committee) meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members. There are no currently serving CEOs of other public companies on the Committee. 100% independent Christine Magee Marc Parent 1 Victor stepped down from the People Committee following his designation by the Board as President and CEO upon Darren’s retirement. 2 Reflects shareholder return to Q3 2025; TELUS’ share price experienced unprecedented pressure in the second half of 2025 from a coordinated shorting effort by U.S. hedge funds shorting and we do not believe the share price at year-end reflects our strong business fundamentals, growth opportunities, or the continued confidence of top analysts and investors in our execution excellence.

Committee reports 68 • TELUS 2026 INFORMATION CIRCULAR • Reviewed the alignment of our compensation philosophy across the roles of all team members • Reviewed the mix of elements used to determine CEO and ELT compensation. CEO compensation and performance • Reviewed and approved the corporate goals and objectives relevant to CEO compensation • Assessed the performance of the CEO, with input from the full Board • Reviewed and recommended to the Board for approval the components of the CEO’s compensation for 2025 (including base salary, performance bonus, and restricted share unit (RSU) and executive performance share unit (EPSU) grants), based on its evaluation of the CEO’s performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data. ELT compensation and performance • Reviewed the CEO’s evaluation of the performance of each ELT member • Reviewed and approved compensation for ELT members (base salary, performance bonus, and RSU and EPSU grants), after considering market trends and data. Performance bonus plan • Reviewed and approved the 2025 corporate scorecard performance targets, as well as the year-end scorecard multiplier • Reviewed financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting. Equity plans • Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2023 and vested on November 20, 2025 (and recommended the same payout factors to the Board with respect to the CEO’s performance-contingent RSUs) • Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect to 2025 performance. In 2025, the Committee approved a modernized approach to performance-contingent RSUs in response to shareholder feedback and as part of our ongoing commitment to best practices in executive compensation. • These enhancements are the addition of Free Cash Flow (FCF) as a performance metric, rebalancing of performance metric weightings, and redefinition of the TSR peer group and payout curve • Reviewed and recommended to the Board for approval the total funding for annual grants of RSUs to management below the ELT level under the RSU Plan for 2025 performance • Approved annual EPSU grants to ELT members and the total annual grants of management performance share units (MPSUs) to management under the PSU Plan for 2025 performance • Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the People Committee • Monitored the actual 2025 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes • Monitored the share ownership of each ELT member relative to established ownership targets. Governance • Reviewed and approved the People Committee 2025 annual work plan, including the division of duties between the Board executive compensation advisor and management executive compensation advisor • Reviewed and approved an independent assessment conducted by Meridian Compensation Partners Inc. (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place People, Culture and Compensation Committee report (continued)

Committee reports TELUS 2026 INFORMATION CIRCULAR • 69 • Reviewed and approved the annual work plan, budget, engagement agreement and independence letter for Meridian • Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company • Received regular updates from management and Meridian on compensation matters, and considered new and proposed Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation • Received reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by our Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying • Reviewed reports on team member well-being and health and safety programs, as well as gender-related pay practices • Reviewed regular people strategy updates from management, covering topics such as diversity and inclusion, labour relations and our Work Styles® program • Received quarterly updates from management on the Company’s environmental, social and governance achievements in relation to performance against the 2025 corporate scorecard • Received updates on the outcome of the annual employee engagement survey. Public disclosure Reviewed and approved for publication this report of the People Committee, and the compensation discussion and analysis that follows. Signed, the members of the People, Culture and Compensation Committee Mary Jo Haddad (Chair) Raymond Chan Hazel Claxton Lisa de Wilde Christine Magee David Mowat Marc Parent People, Culture and Compensation Committee report (continued)

70 • TELUS 2026 INFORMATION CIRCULAR Executive compensation at TELUS What’s inside 71 Report to shareholders 80 Compensation discussion and analysis 80 Key compensation principles 81 We pay for performance 81 We promote sound risk-taking 83 We balance the short, medium and long term 83 We reward contribution 84 We align compensation with corporate strategy 85 We align compensation with long-term shareholder value creation 85 We align our pay practices across the organization 86 Board oversight and compensation governance 87 The People Committee 87 People Committee experience 88 Executive compensation consultants 88 Compensation elements for the CEO and ELT 89 Total compensation at a glance 90 2025 approach to compensation 90 Base salary methodology 90 At-risk incentive pay components 90 At-risk pay: Annual performance bonus 92 At-risk pay: Medium-term incentives 93 At-risk pay: Long-term incentives 96 At-risk pay: Other considerations 96 Benchmarking 98 2025 actual compensation paid to named executive officers 110 Performance graph and NEO compensation 111 TSR performance and historical CEO compensation 115 Clawback policy 115 Share ownership requirement 116 Executive shareholdings and total equity summary 116 Conclusion 117 Executive compensation summary 117 Summary compensation table 118 Incentive plan awards 119 Benefits and perquisites 119 TELUS pension plans 122 Employment agreements

EXECUTIVE COMPENSATION AT TELUS

Report to shareholders



To our shareholders,

On behalf of the Board of Directors and as Chair of the People Committee, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our Company's performance. At TELUS, our goal is to share clear and relevant information with our shareholders. We invite you to review the following information in order to better understand our executive compensation decisions in 2025.

Our philosophy

Our philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000. We believe that executive compensation should have a direct connection to the contribution our executives make to the achievement of our overall business objectives and corporate success.

CEO succession

After a robust internal and external succession process, the Board concluded its search for a CEO to replace Darren at retirement. Early in 2026, the Board appointed Victor Dodig as CEO Designate, with appointment as CEO effective July 1, 2026. Darren will remain as CEO until June 30, 2026 and will remain as an advisor to the CEO until April 30, 2027 enabling an effective transition.

TELUS' compensation practices and risk governance

We believe that a good compensation program is defined by two key features: **strong governance** and **compensation outcomes for our CEO and ELT** that are **aligned with sustainable value creation** for the benefit of our shareholders and other stakeholders. TELUS has a long history of adopting best practices in corporate governance. We have a robust governance process with an independent People Committee, which engages an independent compensation consultant, Meridian (the independent Board advisor).

The People Committee is responsible for maintaining an executive compensation program that supports the achievement of the three objectives outlined on page 80, as well as overseeing the implementation of people and culture strategies that support these objectives.

Meridian conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may give rise to risks that are reasonably likely to have a material adverse effect on the Company. The following table provides a high-level overview of Meridian's assessment of our programs relative to its compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS' compensation programs and policies are generally designed to balance, neutralize or mitigate risk.

We believe that a good compensation program is defined by two key features: strong governance and alignment with sustainable value creation for shareholders and other stakeholders.

Risk category	Assessment	Commentary
Pay philosophy and governance	✔ No or neutral risk	• TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture
Pay structure, mix and vesting periods	✔ No or neutral risk	• TELUS' programs are well balanced: a mix of fixed and variable pay elements, including both performance-contingent and time-vesting whole-share awards • Annual equity grants have overlapping vesting cycles, and post-retirement holding requirements. This practice ensures that executives remain exposed to the long-term effects of their business decisions
Performance metrics and measurement	✔ No or neutral risk	• Variety and balance of performance metrics with clear targets • Strong, rigorous process for performance assessment
Risk mitigation practices (e.g., incentive clawbacks, hedging prohibition, share ownership requirements)	✔ No or neutral risk	• Programs are consistent with best practices • TELUS has stringent share ownership requirements and only counts actual share ownership (unvested EPSUs and RSUs are not counted)

TELUS 2026 INFORMATION CIRCULAR • 71

Executive compensation at TELUS 72 • TELUS 2026 INFORMATION CIRCULAR TELUS’ executive compensation is effectively managed within a framework of balanced business risk tolerance established by the Board of Directors. The Board oversees the strategic direction, which is measured by the corporate scorecard. 2025 highlights In 2025, we delivered industry-leading operational and financial results on a comprehensive basis against the backdrop of a highly competitive and dynamic macroeconomic environment. Within our TELUS technology solutions (TTech) reportable segment, we achieved strong profitability and industry-leading customer growth, surpassing one million new mobile and fixed customer additions for the fourth consecutive year alongside industry-best loyalty results. Industry-leading 1,081,000 mobility and fixed customer additions Industry-leading 923,000 mobility customer additions Industry-leading 158,000 fixed customer additions (only company in Canada with positive net additions) Industry-leading 0.97% postpaid and blended mobile phone churn rates Industry-leading $4,862 mobile phone lifetime revenue $4.9billion Stable cash provided by operating activities Industry-leading +11% free cash flow1 All-time record for TELUS of $2.2 billion in 2025 The world leader in volunteerism and charitable giving 1.5 million hours/ $1.85billion 1 “Adjusted EBITDA” and “Free cash flow” are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards. For more details on these non-GAAP measures, refer to Appendix B on page 136. +9% Basic earnings per share +2% TTech service revenues (including health operating segment) Industry-leading +3.1% TTech Adjusted EBITDA (including health operating segment)1 +5% Telecom subscriber connections

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 73 Commitment to shareholder engagement At our annual meeting in 2025, we conducted our 14th say-on-pay vote, receiving strong support with 86 per cent of votes cast in favour. Notably, since leading with voluntary adoption of say-on-pay in 2011, average support has been 92.2 per cent, illustrating consistency with regard to shareholder support for our best-in-class executive compensation program. In alignment with our robust governance practices and proactive approach to shareholder engagement, members of our Board, including me, John Manley, Chair of the TELUS Board, and Lisa de Wilde, Chair of our Corporate Governance Committee, engaged with multiple larger institutional shareholders to understand their perspectives, answer questions and discuss corporate governance matters, including CEO succession and our approach to executive compensation. Overall, these outreach activities generated positive discussions and demonstrated robust engagement from shareholders, as well as a commitment to a shared vision for the future growth and strategic priorities of TELUS. Encouragingly, our shareholders continue to demonstrate strong support for TELUS’ compensation approach. For further details on our 2025 shareholder engagement activities, see page 61. Linking pay and performance Corporate, business unit and individual performance results form the basis of our executive compensation program – actual payouts are closely aligned with the achievement of TELUS’ financial, operational, and strategic priorities. Compensation is targeted at the 50th percentile of our competitors and companies in other Canadian industries of appropriate size. Company and individual performance drive the final at-risk compensation payouts. At target, 86 per cent of CEO compensation and 75 per cent of target ELT compensation is delivered through at-risk pay, which is contingent on specific performance criteria. Operational and financial metrics are used to assess payout for both the annual performance bonus and LTI plans. In determining annual incentive pay and annual LTI grants, we regularly review performance metrics, including at the corporate and business unit level, as measured in our performance scorecards. 2025 performance and key compensation decisions TELUS demonstrated strong operational and financial performance in 2025, driven by our robust asset mix and diversified business portfolio. Our full-year results reflect the strength of our customer-centric strategy and the superior quality of our broadband networks. This included industry-leading performance across many operational and financial metrics as detailed below in our Tale of the Tape. This included record customer growth of more than one million net additions for the fourth consecutive year, stable cash from operations of $4.9 billion and industry-leading free cash flow growth of 11 per cent, achieving a record $2.2 billion, surpassing our annual target. However, as we set very challenging annual targets for TELUS, the payout under our annual scorecard was 0.64. Despite a highly competitive and dynamic operating environment, TELUS showed remarkable resilience through an unwavering focus on innovation, operational excellence and our long-standing commitment to putting our customers and communities first. This sustained execution excellence is powered by our global team’s unwavering dedication to customer service excellence as demonstrated by industry-leading postpaid mobile phone churn of 0.97 per cent, the 12th consecutive year of below one per cent. In 2025, we strengthened our balance sheet through disciplined execution, meaningfully accelerating our deleveraging progress ahead of plan. Looking ahead, we see significant value creation opportunities. This includes significant monetization levers and continued operational growth including EBITDA and free cash flow expansion. With this momentum, our net debt to EBITDA leverage ratio is expected to reach approximately 3.3x or lower by end of 2026 and 3.0x or better by end of 2027. Our strategic investments in our premier network assets and digital innovation are enabling significant cost efficiencies while continuing to elevate the customer experience. Looking ahead, our industry-leading asset mix and commitment to operational efficiency, combined with customer service excellence, enable TELUS to deliver sustained, value-accretive growth while advancing our leadership in social capitalism. Our industry-leading operational, financial and customer service results and transformational investments enable TELUS to create unparalleled long-term value for our shareholders.

EXECUTIVE COMPENSATION AT TELUS

Tale of the Tape – 2025 results versus national peers[1]

Where we led the industry...	TELUS	BCE	Rogers	TELUS vs BCE (performance delta)	TELUS vs Rogers (performance delta)
Total external RGU net additions	+1,081,000	+360,000	+133,000	721,000	948,000
Connected device net additions	+716,000	+324,000	n/a	392,000	n/a
Total mobile net additions	+923,000	+539,000	+245,000	384,000	678,000
Internet net additions	+123,000	+48,000	+100,000	75,000	23,000
TV net additions	+60,000	(53,000)	(114,000)	113,000	174,000
Security net additions	+32,000	n/a	+20,000	n/a	12,000
Residential voice net losses	(57,000)	(173,000)	(118,000)	116,000	61,000
Total fixed net additions	+158,000	(178,000)	(112,000)	336,000	270,000
Postpaid churn	0.97%	1.22%	1.11%	25 bps	14 bps
Mobile phone churn	1.17%	1.56%	1.29%	39 bps	12 bps
Mobile phone lifetime revenue	$4,862	$3,683	$4,375	34% better	11% better
TTech/Telecom revenue	+0.5%	(1.5)%	+0.3%	200 bps	20 bps
Fixed data services revenue	+2.7%	0.0%	n/a	270 bps	n/a
TTech/Telecom adjusted EBITDA	+3.1%	(1.3)%	+0.5%	440 bps	260 bps
Capital expenditure intensity	12%	15%	17%	3 points better	5 points better
Free cash flow growth	+11%	+10%	+10%	100 bps	100 bps
Net debt to EBITDA	3.4x	4.1x	4.6x	0.7x	1.2x

1 Free cash flow growth in the table above is as reported. Net debt to EBITDA leverage ratio in the table adjusts BCE and Rogers for Ziply fibreco and the $7 billion structured equity transaction with Blackstone, respectively. As reported, leverage was 3.8x and 3.9x for BCE and Rogers, respectively.

- Our consistently strong operational, financial and customer service results enable TELUS to create unparalleled long-term value for our shareholders:
  - Since 2004, TELUS has returned approximately $30 billion to shareholders, including TELUS team members, who collectively represent our fourth-largest shareholder group among actively managed funds. This includes approximately $25 billion in dividends and $5.3 billion in share repurchases, representing approximately $19 per share.
  - Throughout the past 25 years, TELUS' enterprise value has increased 407 per cent, from $10.5 billion to approximately $53 billion[2], as compared to an estimated 77 per cent for U.S.-based AT&T, negative 23 per cent for BCE and negative 36 per cent for Australia-based Telstra.
  - Over the same period, Adjusted EBITDA has increased 206 per cent to $7.4 billion, as compared to an estimated 97 per cent increase for BCE, 130 per cent increase for AT&T, 12 per cent increase for Telefonica, and 4 per cent for Telstra.
  - TELUS' brand value has increased from under $0.5 billion to $12.1 billion[2], up from $11.7 billion in 2024, ranking as the most valuable telco brand in Canada, and eighth most valuable brand in Canada overall.
- Our total shareholder return (TSR, share price appreciation plus reinvested dividends) has performed strongly compared to our closest peers and the broader market over multiple long-term time periods.

2 "Enterprise value" and "Brand Value" are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards. Enterprise value: This measure is calculated as outstanding shares multiplied by the closing share price, plus Net debt, as at December 31, 2025. For more details on these non-GAAP measures, refer to Appendix B on page 136.

74 • TELUS 2026 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Leading our international peers comprehensively

Where we led the industry in 2025...	TELUS	Telefonica	NTT	Verizon	BT	Swisscom
Adjusted EBITDA growth*	+3.1%	(1.6)%	(0.2)%	+2.5%	(0.1)%	(1.2)%

	TELUS	Telefonica	NTT	Verizon	Telstra	Singtel	Swisscom
Capex intensity[1]	12%	12.4%	16.5%	12.3%	16.8%	15.8%	20.4%
Postpaid mobile churn (monthly)	0.97%	N/A	N/A	0.98%	1.11%	1.20%	N/A

	TELUS	Deutsche Telekom	Elisa	KPN	Vodafone	BT
Capex intensity[1]	12%	14.2%	12.4%	21.7%	16%	25.9%
Postpaid mobile churn (monthly)	0.97%	N/A	N/A	N/A	N/A	1.00%

* TTech adjusted EBITDA as compared to reported or estimated consolidated results for peers with March 2026 year ends.
1 Based on consolidated capital expenditures; for TELUS, reflects capital expenditure intensity excluding real estate development initiatives.
Peer financials and metrics based on FY2025 actuals or FY2025E/FY2026E estimates depending on peer fiscal years.
Source: Factset; Company reports and disclosures.

- Driving operational and financial results in 2025 that consistently lead our industry and global peers, including:
  - Led our industry comprehensively and by a wide margin in respect of key operational metrics:
    - Total RGU net additions of 1,081,000 – our fourth straight year above one million customer additions – significantly outpaced the 360,000 at BCE, the 133,000 at Rogers, as well as the 214,000 RGU net additions at Quebecor.
    - Our total RGUs included total mobile net additions of 923,000 – a favourable result compared to the 539,000 at BCE, 245,000 at Rogers and the 311,000 at Quebecor.
    - Record connected device net additions of 716,000, up 101,000 higher as compared to 2024 – and a favourable result comparedto the estimated 324,000 at BCE (Rogers and other peers do not disclose).
    - Postpaid churn of 0.97 per cent, representing our 12th year consecutive year at less than one per cent. This compares to 1.22 per cent for BCE and 1.11 per cent for Rogers.
  - The story continues on the fixed side of the business where we were the only company among our national peer group to realize positive total fixed net additions with 158,000 net additions as compared to the negative 178,000 at BCE, the negative 112,000 at Rogers and the negative 97,000 at Quebecor. This includes:
    - Industry-leading internet net additions of 123,000, outpacing the 48,000 at BCE, the 100,000 at Rogers and the 8,000 at Quebecor.
    - TV net additions of 60,000 outshone the negative 53,000 at BCE, the negative 114,000 at Rogers, and the negative 43,000 at Quebecor.
    - In addition, our 32,000 security net additions surpassed the 20,000 at Rogers (BCE divested their security business in October 2025).
    - Led substantially with the fewest home phone losses at negative 57,000 versus the net losses at BCE of negative 173,000, Rogers' negative 118,000 and Quebecor's negative 61,000.
  - Delivered 3.1 per cent annual TTech Adjusted EBITDA growth (including our health operating segment), achieving our full-year target, demonstrating our unparalleled track record of execution excellence, and underpinned by the efficiency and effectiveness programs enacted to address the macroeconomic, regulatory and competitive pressures across the industry.
    - This exceeds the telecom growth of negative 1.3 per cent at BCE and telecom growth of 0.5 per cent at Rogers.
    - Furthermore, on a global basis, this result compares to an increase of 2.5 per cent at Verizon, an estimated increase of 0.5 per cent for British Telecom (BT), a decline of 1.2 per cent for Swisscom and a decline of 2.3 per cent for Deutsche Telekom.
  - Generated stable cash from operations of approximately $4.9 billion and generated industry-leading free cash flow growth of 11 per cent, surpassing our annual target and reaching an all time record high of $2.2 billion with strong momentum carrying into 2026 with leading forecasted free cash flow growth of 10 per cent (consistent with multi-year compounded annual growth rate of 10 per cent or more through 2028).

TELUS 2026 INFORMATION CIRCULAR • 75

Executive compensation at TELUS 76 • TELUS 2026 INFORMATION CIRCULAR • Maintained industry-leading capital intensity at a record low of 12 per cent (consistent with 2024) reflecting moderating and industry-low capex profile as well as leading revenue growth outlook for 2026. • Strengthened our financial position through disciplined deleveraging with net debt to EBITDA leverage ratio of 3.4x at year end 2025, and ahead of plan, with a target net debt-to-EBITDA ratio of circa 3.3x or lower by the end of 2026 and 3x or better by the end of 2027. • TELUS remains well-positioned for growth across multiple vectors: Consumer, B2B (including Small-medium Business, Mid-market and AI Sovereignty), TELUS Digital, TELUS Health, TELUS Agriculture & Consumer Goods and TELUS Security. This will be further supported by: the scaling TELUS’ overall AI capabilities internally and externally for clients; our unrelenting Customers First focus; our global network leadership; and our team’s commitment to driving cost efficiencies, including realizing TELUS Digital synergies. • Since 2000, revenue has increased by 242 per cent to $20.5 billion, significantly outpacing BCE’s 72 per cent growth, AT&T’s 154 per cent increase, Telstra’s 30 per cent increase, the 48 per cent increase at Orange, 96 per cent increase at Elisa, 6 per cent increase at BT, and the 28 per cent decline at KPN. • Since 2000, net income rose by 107 per cent, which compares very favourable against the 3 per cent increase at KPN, the increase of 19 per cent at BCE, the estimated 65 per cent increase at Singtel, as well as the estimated negative 32 per cent, the negative 38 per cent, and negative 81 per cent at BT, Telstra and Orange, respectively. • For 2025, TELUS led all Canadian peers on price earnings ratio (P/E) and Enterprise value to EBITDA ratio (EV/EBITDA) valuation multiples (as we did for 2024 and 2023). • Indeed, TELUS’ P/E multiple for 2025 of 19.5x is well ahead of the Canadian peer average (excluding TELUS) by over eight times. Similarly, on an EV/EBITDA basis, TELUS’ multiple of 7.6x1 for 2025 is 0.4x higher than the Canadian peer group on average. As compared to the U.S. peer group, our P/E multiple is over six times higher as compared to the U.S. average of 13.4x and 0.3x higher on an EV/EBITDA basis. • As it relates to our European peer group for 2025, TELUS leads major peers on a P/E basis and surpasses the European average by nearly five times. On an EV/EBITDA basis, we achieved a multiple that is higher by nearly one turn on average. • Furthermore, for 2026, TELUS continues to maintain its premium valuation on both a P/E and EV/EBITDA basis at 16.5x and 7.3x, respectively, across our Canadian peers at 11.3x and 6.8x on average; our U.S. peers at 12.1x and 6.9x on average; and major European carriers at 12.5x and 6.4x on average. • We further reinforced our position in 2025 as the leading social capitalism company through volunteerism and philanthropy, and expanded support for our communities and the environment, by: • Progressing our leadership in social capitalism by inspiring TELUS team members to volunteer 1.5 million hours globally in 2025 – more than any other company in the world – marking our ninth consecutive year surpassing one million volunteer hours. Since 2000, TELUS, our team members and retirees have volunteered 2.5 million days of service, demonstrating our caring culture in action • Being included in TIME Magazine’s inaugural World’s Most Sustainable Corporations for 2025 as the highest-ranking telecommunications company • Awarding $2.4 million through the TELUS Friendly Future Foundation’s TELUS Student Bursary to more than 600 socially minded post-secondary students in financial need. Since launching the bursary program in 2023, the Foundation has provided over $6 million in bursaries to 2,000 students across Canada • Contributing $150 million in cash to 11,300 charitable initiatives since 2005 through TELUS Community Boards globally and the TELUS Friendly Future Foundation, helping more than two million youth in need each year • Supporting over 1.59 million individuals through the TELUS Connecting for Good and TELUS Wise programs since inception • Effectively sourcing 100 per cent of electricity for global operations from renewable or low-emitting sources as of December 31, 2025, reflecting our commitment to a low-carbon future • Planting over 6.8 million trees, bringing our total to 26 million, through TELUS Environmental Solutions, an arm of TELUS that partners with like-minded organizations to offer a range of climate solutions designed to make positive social and environmental impacts across the globe • Surpassing a cumulative 15 million devices diverted from landfills in support of accelerating the circular economy • Launching our first Avoided Emissions report, outlining how TELUS products and services allow customers and Canadians to avoid emissions. 1 “Enterprise value to EBITDA” is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards. For more details on this non-GAAP measure, refer to Appendix B on page 136.

EXECUTIVE COMPENSATION AT TELUS

- Further details on our social purpose and philanthropic efforts in 2025 can be found in our annual report at **telus.com/annualreport** and in our sustainability and ESG report at **telus.com/sustainability**.
- We continued TELUS' legacy of achieving world-leading engagement. Our 2025 year-end Pulsecheck survey results of 85 per cent (excluding TELUS Digital) once again placed our organization within the top quartile of employers, globally.

With an unwavering focus on putting our customers and communities first, underpinned by our world-leading networks, innovative technology and globally recognized culture, our team was able to deliver solid results on our most critical operational and financial performance metrics, resulting in a 2025 corporate scorecard multiplier of 0.64. Our 2025 corporate scorecard multiplier of 0.64 reflects the rigor of our scorecard and our commitment to setting ambitious, stretch targets that go beyond standard industry benchmarks. These aspirational goals are intentionally designed to drive exceptional performance.

Performance-contingent RSUs that were granted in 2023 vested in November 2025 at an overall payout factor of 21.5 per cent. This result was primarily driven by zero payout on the TSR component of the award. While our TSR was extremely strong relative to our direct Canadian competitors, the low outcome was driven by two factors: 1. Comparison to a peer group, half of which is European, where regulation and the macroeconomic environment have been much more favourable to the telecom industry and 2. Our relative TSR measurement scale for the 2023 grant requires 45th percentile performance for a threshold payout and 60th percentile performance for a target payout. Overall, while the outcomes demonstrate strong alignment with the shareholder experience, they do not reflect our strong operational and financial performance, particularly relative to our Canadian, U.S. and global telecom peers. Detailed payout calculations for our 2023 RSUs are discussed on page 118. A new TSR measurement scale was introduced for the 2025 grant to vest in 2027 and is discussed on page 93.

CEO 2025 total direct compensation

CEO total direct compensation (TDC)[1]

Element	2025 ($)	2024 ($)	2025/2024 $ change	2025/2024 % change
Base salary	1,600,000[2]	1,600,000[2]	–	–
Performance bonus	1,052,800	1,187,200	(134,400)	(11.3)
EPSU[3]	910,439	1,003,897	(93,458)	(9.3)
RSU	15,000,000	15,000,000	–	–
Total direct compensation	**18,563,239**	**18,791,097**	**(227,858)**	**(1.2)**

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 As announced in 2024, and until his retirement and during his advisory role in 2026 and 2027, Darren is currently taking his entire base salary in TELUS shares.
3 The value of the EPSUs are impacted by both performance under the performance bonus plan and the decrease in share price over 2025. Providing half of the performance bonus based on the share price movement over the performance year further aligns executive pay outcomes with our performance. In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

In determining Darren's 2025 compensation, the People Committee considered the following:

- The value of retaining Darren through an effective transition to his successor.
- Darren has been the TELUS CEO for 26 years and continues to demonstrate extraordinary leadership
- From operating in two provinces in Canada in 2000, TELUS now operates in 45 countries worldwide across TELUS, TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods. In addition to this growth profile, this global topology provides risk diversification benefits from domestic implications in Canada and negative regulatory intervention in the traditional telecom business.
- Strengthened our financial position through disciplined deleveraging with the YE 2025 leverage ratio currently projected at approximately 3.4x, and ahead of plan, with a target net debt-to-EBITDA ratio of circa 3.3x or lower by the end of 2026 and 3x by the end of 2027.
- During his tenure, the incremental return to shareholders through dividends and share price growth has been approximately $41.4 billion. The total compensation awarded to Darren over the same period has been just over half of one per cent of this value

TELUS 2026 **INFORMATION CIRCULAR • 77**

Executive compensation at TELUS 78 • TELUS 2026 INFORMATION CIRCULAR • We also considered that he is fully eligible for retirement vesting of his equity, meeting both the age and service requirements. • Darren’s salary is appropriately positioned between P50 and P75, conservatively reflecting his tenure and performance • Darren’s bonus target is aligned with P50 • A significant portion of Darren’s compensation is delivered through LTIs, which link his realizable pay to TELUS performance and share price. Furthermore, 50 per cent of LTIs are performance-contingent RSUs, where both relative and absolute TSR has a material weighting on final payout outcomes. The People Committee also considered Darren’s dedication to the organization and his compensation history throughout his tenure which provides important context to support the Board’s compensation decisions in 2025: • From 2012 through 2021, Darren maintained the same base salary with no increase over nine years • In 2020, Darren donated 25 per cent of his salary to support TELUS’ designated COVID relief efforts across Canada (complemented by a further 25 per cent from his family’s foundation). To date, Darren has donated $5 million to TELUS charities • For the six years from 2010 through 2015, Darren received the entirety of his base salary in TELUS shares • As announced in 2024 and until his retirement and during his advisory role in 2026 and 2027, Darren is taking the entirety of his base salary in TELUS shares, demonstrating his confidence in TELUS’ financial health and ability to deliver on its long-term strategy • Up until the privatization of TELUS Digital in late 2025, Darren provided strategic oversight as Board Chair, a position for which he did not receive any compensation, unlike all other Board members. The People Committee followed a rigorous process in evaluating Darren’s performance to determine both the individual performance component of his annual performance bonus and the LTI award. In alignment with our pay-for-performance philosophy and reflecting overall Company results, Darren’s summary compensation table disclosed total compensation for 2025 decreased by 5 per cent, demonstrating our ongoing commitment to executive compensation practices aligned to market realities and performance. Realizable compensation decreased much more significantly; see the discussion on page 78 “CEO compensation and shareholder return”. Further details on Darren’s achievements can be found on pages 105 to 107. CEO compensation and shareholder return The strong alignment between our CEO’s pay and Company performance is clearly demonstrated through our compensation structure and outcomes. Our CEO’s compensation is significantly performance-based, with 50 per cent of annual RSU grants subject to rigorous performance conditions tied to total shareholder return (TSR) and operational metrics. Starting in 2026, 60 per cent of annual RSU grants will be subject to performance conditions. This pay-for-performance alignment is evidenced by the realized compensation outcomes over the past three years. While the target total direct compensation awarded to our CEO averaged $19.4 million annually from 2023-2025, the actual realizable value has tracked closely with shareholder experience: As TSR declined by an average of 9 per cent over this period, our CEO’s actual compensation decreased by an average of 33 per cent, reflecting the genuine at-risk nature of our compensation program (this is despite the fact that TELUS’ operational, financial and TSR results materially outperformed our Canadian peer group during this period). Further discussion on realizable pay can be found on page 99. Further aligning his interests with TELUS shareholders, the CEO holds 1,134,003 TELUS shares (with a total value of $20,514,114 based on TELUS’ closing share price on December 31, 2025), equating his share ownership to 12.8x his annualized base salary. The total value of the CEO’s equity holdings (i.e., inclusive of RSUs) is 29.1x his annualized salary. Typical CEO ownership requirements at similarly sized Canadian organizations are 5x salary and include the value of RSUs. Darren increased his share ownership through independent, open-market purchases from 823,490 shares in 2024 to 1,132,190 in 2025 as a reflection of his confidence in TELUS’ long-term strategy. 2025 named executive officer compensation Total direct compensation for the year-over-year comparable list of named executive officers (NEOs) (including the CEO) remained the same compared to 2024 (0.4 per cent increase), as they were well positioned with our target pay philosophy. Further details on the compensation paid to our CEO and other NEOs are available starting on page 80. In 2025, we did not make any changes to the comparator group. Further details on our compensation benchmarking approach in 2025 can be found on pages 96 to 97.

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 79 Looking ahead to 2026 In 2026, we continue to evolve our pay programs to focus on our strategic imperatives: • Our 2026 scorecard charts our course for the year, ensuring our team aligns with our long-term strategic imperatives and corporate priorities. Given the increasingly competitive nature of our industry and the dynamic operating environment that will undoubtedly continue throughout the year, clear and simple metrics in our 2026 corporate scorecard are critical to driving our ongoing success as an organization. To support this, we simplified our scorecard structure in 2025 to include two equally weighted sections: 1) Our culture puts our customers and communities first and 2) We have a passion for growth and value creation. • We are introducing four distinct enterprise scorecards for Telecom, TELUS Agriculture, TELUS Health, and TELUS Digital. For our NEOs, the weighting will be 100 per cent on the applicable enterprise scorecard(s). • We are increasing the weighting of performance-contingent RSUs in our long-term incentives from 50 per cent to 60 per cent, for even stronger alignment with market standards and greater weighting on key performance metrics for the Company. Compensation for Victor Dodig will be aligned with market median, and his compensation will be disclosed in next year’s information circular. Further, the Committee has determined to maintain base salaries and target total cash compensation for NEOs at current levels with selective adjustments made where warranted by performance, market positioning, and talent retention, reflecting our commitment to conservative compensation governance and alignment with broader market considerations. We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any feedback with the Board at board@telus.com. Sincerely, Mary Jo Haddad Chair, People, Culture and Compensation Committee On behalf of the TELUS Board of Directors

Executive compensation at TELUS 80 • TELUS 2026 INFORMATION CIRCULAR Compensation discussion and analysis The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation paid to TELUS’ named executive officers (NEOs). For 2025, our NEOs are: Darren Entwistle President and Chief Executive Officer (CEO) Doug French Executive Vice-president (EVP) and Chief Financial Officer (CFO) Navin Arora EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions Zainul Mawji EVP and President, Consumer Solutions Sandy McIntosh EVP, People & Culture and Chief Human Resources Officer Key compensation principles TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – with an appropriate mix of fixed versus at-risk compensation and short-term versus long-term, equity-based compensation linked to our corporate and share price performance. We also drive ongoing high performance by setting ambitious targets. The People Committee utilizes an approach to compensation that is market-aligned and performance-based. An executive’s compensation is based on their individual performance, together with corporate performance, and positioned within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of value for shareholders and other stakeholders. This includes the compensation of our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). One of the primary focus areas of the People, Culture and Compensation Committee (PCCC or People Committee) is to maintain an executive compensation program that supports the achievement of three objectives: • To advance our business strategy • To enhance our growth and profitability • To attract and retain the key talent necessary to achieve our business objectives.

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 81 1 We pay for performance CEO target pay mix ELT target pay mix Components of variable compensation Performance metrics 25% 12.5% 12.5% 25% 25% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 31% 31% 12% 12% 14% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 33.5% 33.5% 9% 9% 15% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 25% 12.5% 12.5% 25% 25% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 31% 31% 12% 12% 14% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs 33.5% 33.5% 9% 9% 15% Base salary Performance bonus EPSUs Performance-contingent RSUs Time-vested RSUs Short-term Performance bonus (cash) Combination of corporate and business unit scorecard results, and achievement of individual performance objectives Medium-term Executive performance share units (EPSUs) Same metrics as annual bonus for grants, plus subsequent share price performance Long-term Restricted share units (RSUs) Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections Further information about the key components of total direct compensation can be found on pages 90 to 93. 2 We promote sound risk-taking Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help manage and mitigate risk in executive compensation. Independent People Committee – All of our People Committee members are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual Independent consultant – We use an external independent executive compensation consultant to assess our executive compensation programs and ensure they are aligned with shareholder and corporate objectives, best practices and governance principles Pay for performance – At-risk pay (linked to the Company’s performance) is 86 per cent of target total direct compensation for the CEO and 75 per cent of target total direct compensation for the Executive Leadership Team (ELT) Caps on payouts – Incentive awards are capped to avoid excessive payouts, and caps are aligned with market practice Balanced performance metrics – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a singular performance metric at the expense of the overall business • At target, only 12 per cent of CEO pay (the annual performance bonus) is tied to short-term results, with 12 per cent tied to medium-term results (EPSUs) and 62 per cent in the form of long-term incentives (LTI). For the ELT, only 12.5 per cent of pay is tied to short-term results, with 12.5 per cent tied to medium-term results and 50 per cent in the form of LTI • 50 per cent of LTI awards are subject to achievement of performance criteria Balance between short-term and long-term incentives – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term corporate performance and share price appreciation What we do At target, 86 per cent of CEO compensation and 75 per cent of ELT compensation is variable and dependent on performance.

Executive compensation at TELUS 82 • TELUS 2026 INFORMATION CIRCULAR Stress-testing of targets – Targets for corporate performance scorecard metrics are stress-tested and generally made more difficult to attain each year, in order to promote continuous stretch and performance improvement year-over-year, as reviewed by the Board Overlapping performance periods – Within our LTI program, an overlap in vesting of our annual equity awards ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own Clawback policy – Allows the People Committee to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct or overpayment of incentives attributable to the restated financial results Insider trading policy and process – Executive officers (including the CEO) are required to pre-clear all trades to protect against insider trading and trading during restricted periods Stringent share ownership requirements – The CEO is required to hold 7x base salary and ELT members are required to hold 3x base salary in TELUS shares Hold period after retirement – The CEO and ELT are required to comply with share ownership requirements for one year following retirement What we do (continued) x Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements x Maintain or reduce performance target levels for incentive plans; steadily increasing performance levels must be achieved to realize payouts year after year x Guarantee a minimum level of payout for our performance-contingent RSUs x Offer single-trigger change of control rights to executives x Include unvested RSUs, EPSUs or unexercised options (if any) in the calculation of share ownership targets x Offer excessive severance. The CEO has a 24-month severance and all other ELT members have an 18-month severance x Overemphasize any single performance metric x Guarantee annual base salary increases or bonus payments x Offer excessive perquisites What we do not do An important part of the People Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2025, Meridian Compensation Partners Inc. (Meridian), the People Committee’s independent compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 metrics across the following four categories: • Pay philosophy and governance • Pay structure • Performance metrics/measurement • Risk mitigation practices. After considering the results of the assessment and internal review, the People Committee did not identify any risks in relation to the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 83 3 We balance the short, medium and long term Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and other incentive vehicles. LTI awards (time-vested and performance-contingent RSUs, both of which cliff-vest over approximately three years) are granted on an annual basis, resulting in a continuously overlapping vesting schedule rather than a one-time vesting event after which an executive will have little outstanding LTI. Medium-term incentives (EPSUs) are granted in the same way. This approach ensures that our executives’ interests are not tied solely to success in any single performance period. 2023 2024 2025 2026 2027 Salary Short-term incentive Medium-term incentive1 Long-term incentive 2025 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2024 compensation Salary Short-term incentive Medium-term incentive1 Long-term incentive 2023 compensation Overlapping performance periods and vesting discourage excessive risk-taking and promote a long-term focus. 4 We reward contribution TELUS utilizes an approach to compensation that is both market-aligned and performance-based. Our compensation structure is established based on benchmarking relative to a comparator group comprised of TELUS’ direct competitors and other appropriately sized Canadian and U.S. companies that have executive positions of similar scope and complexity, with which TELUS would compete for executive talent. However, an executive’s actual compensation may be positioned above or below the market benchmark, based on the scope of their role and their expertise, experience and performance. Of note, LTI grant amounts are tailored to both the market and the individual and are based on an executive’s retention value and future potential. The Board considers this performance-based and forward-looking approach to granting LTI awards to be a best practice, in contrast to typical market practice where LTI awards are granted solely based on market benchmarks. 1 Medium-term incentives reflect EPSUs, vesting one-third per year. Compensation is established based on the scope and responsibility of the role and the executive’s expertise, experience and performance, and is compared to a group of competitors and companies in other industries of comparable complexity and size.

Executive compensation at TELUS 84 • TELUS 2026 INFORMATION CIRCULAR 5 We align compensation with corporate strategy Our global growth strategy is underpinned by our strategic intent – to unleash the power of data technologies to deliver globally the best solutions to our customers at home, in their workplace and on the move. Our five strategic imperatives, which guide our team as we work together to advance our global growth strategy, include: • Building global capabilities across data technologies and software-based services; • Providing increased product intensity through bundled solutions that differentiate TELUS from our competitors and increase customer loyalty; • Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core businesses; • Focusing relentlessly on the growth markets of data and generative AI (GenAI) with the national expansion of broadband, complemented by international growth for TELUS Health, TELUS Agriculture & Consumer Goods and TELUS Digital Experience (TELUS Digital); and • Building a global brand and exemplifying a Customers First culture by investing in people who are empowered through innovation, teamwork and social purpose. To further advance our strategy, each year we establish corporate priorities. For 2025, these priorities are: • Elevating our customers, communities and social purpose by honouring our brand promise together, Let’s make the future friendly • Leveraging TELUS’ world-leading technology and AI innovation to drive superior growth across mobile, home and business services • Scaling our innovative digital capabilities in TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence. To align executive compensation with our corporate strategy, we directly link an executive’s performance to the achievement of our strategic imperatives and corporate priorities, and by extension, to their pay. The CEO and ELT members’ performance bonus is determined through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards. Our 2025 corporate scorecard metrics (see page 105), the business unit scorecard metrics (see page 108) and individual performance of our executives are directly linked to achieving these priorities. The TELUS team remains focused on our global growth strategy and five strategic imperatives. To further advance our strategy, each year we establish corporate priorities.

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 85 6 We align compensation with long-term shareholder value creation Our executive compensation programs closely link actual payouts to the creation of sustainable shareholder value. In fact, shareholder value has grown significantly faster than our executives’ actual compensation levels. Where most companies pay annual bonuses entirely in cash, we deliver half of our annual bonuses in the form of EPSUs, enhancing alignment with the goal of long-term shareholder value creation. To further ensure alignment with shareholders’ interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive’s annual performance cash bonus and dividing it by the value of TELUS common shares at either the beginning or end of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if TELUS’ share price declines over the course of the year. This methodology ensures the direct alignment of our bonus program with the shareholder experience. In addition, at least 50 per cent of each ELT member’s total compensation is delivered in the form of RSUs, 50 per cent of which have performance conditions to further ensure alignment with shareholders’ interests (increasing to 60 per cent in 2026). CEO and ELT compensation (especially annual incentive compensation) is strongly aligned with performance and the shareholder experience. TELUS’ 25-year total shareholder return (from December 31, 2000, to December 31, 2025) was: 410% The total increase in 2025 CEO total direct compensation relative to 25 years ago (2000 CEO total direct compensation) was: 324% 7 We align our pay practices across the organization TELUS’ pay practices are aligned across the organization. We use the following methodologies in considering equitable compensation: • We ensure that executives’ annual base salary increases are relatively aligned with annual base salary increases for positions below the executive level • All employees share in the achievement of corporate success through participation in common performance bonus programs that may increase or decrease based on corporate scorecard results • All employees within a business unit share in the achievement of their team’s success through their respective business unit scorecard • Increases in a team member’s responsibility or role (such as a promotion) are accompanied by appropriate and commensurate changes in pay • We use market compensation data, along with other relevant internal factors (such as internal equity and strategic significance) to develop base salary ranges and target compensation levels for all TELUS positions; for roles governed under a collective bargaining agreement, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement • Reflecting market best practices for executive compensation, CEO pay is assessed relative to other NEOs to ensure that the ratio remains reasonable. Consistent with the approach taken for the broader TELUS team, we adjusted executive salaries in 2025 to improve market competitiveness, in light of our target pay philosophy.

Executive compensation at TELUS 86 • TELUS 2026 INFORMATION CIRCULAR Board oversight and compensation governance The Board is responsible for both executive compensation and shareholder engagement. The Board oversees the work of the People Committee, which is responsible for reviewing and recommending CEO compensation for the Board’s approval and for reviewing and approving ELT compensation arrangements. The People Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent compensation consultant (the Board advisor). The EVP, People & Culture and Chief Human Resources Officer (CHRO), and the People and Culture team, are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the People Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate compensation consultant (the management consultant). CONSULTS REPORTS REPORTS REPORTS ELECTS CHRO and People and Culture team responsible for our HR strategies and policies and for ensuring alignment between TELUS’ executive and non-executive compensation programs People Committee responsible for our compensation programs and practices Corporate Governance Committee works in collaboration with the People Committee to monitor and identify best practices for compensation and disclosure Board of Directors engages with shareholders and oversees compensation program and practices Shareholders have a say on pay CONSULTS CONSULTS Board advisor (see page 88) Management consultant (see page 88)

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 87 The People Committee The People Committee is responsible for: • Overseeing the Company’s people and culture strategy, including our executive compensation philosophy and guidelines, to ensure alignment and engagement across the organization • Reviewing corporate performance metrics and any year-end performance adjustments proposed by management • Determining CEO goals and objectives relative to compensation, and evaluating CEO performance • Reviewing and recommending CEO compensation to the Board based on its evaluation • Approving ELT compensation • Overseeing ELT succession planning and supporting the Board’s CEO succession planning • Reviewing and monitoring the Company’s exposure to risks associated with its executive compensation program and policies, and developing appropriate practices and policies to mitigate these risks • Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans. The People Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. People Committee experience Members of the People Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enables them to make effective decisions on our compensation practices. All of the People Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired experience relevant to their responsibilities for reviewing and considering executive compensation. The Board has determined that all members of the People Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current1 member of this Committee that is relevant to the exercise of their responsibilities as a member of the Committee. Further information about the People Committee members can be found under Director profiles on pages 23 to 36: • Mary Jo Haddad – As President and CEO of The Hospital for Sick Children (SickKids) in Toronto from 2004 to 2013, Mary Jo established compensation framework programs and policies for SickKids. She was also previously a member of the compensation committees of the Toronto-Dominion Bank and of various non-profit organizations. Mary Jo joined the People Committee in 2016 and became chair of the People Committee in May 2017. She is also a member of the Corporate Governance Committee. • Ray Chan – Through his various executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. He was the Lead Independent Director and Chair of the Human Resources and Compensation Committee of Baytex Energy Corp. and served on the compensation committee of TMX Group Inc. and TORC Oil & Gas Ltd. Ray joined the People Committee in 2013 and until the Pension committee was dissolved on January 1, 2025, was the chair of the Pension Committee. Since January 1, 2025 he has been a member of the Corporate Governance Committee. • Hazel Claxton – Hazel is the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (since renamed LifeWorks Inc. and now a part of TELUS Health), from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where her leadership roles included Canadian Leadership Group member and Human Capital leader. Hazel currently sits on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario, and is a Chartered Professional Accountant. Hazel joined the People Committee in 2022 and is also a member of the Audit Committee. • Lisa de Wilde – From 2005 to 2019, Lisa served as the CEO of TVO, where she revised the compensation framework and policies and played a pivotal role in transforming the organization to a fully digital leader in current affairs and education technology. Prior to her tenure at TVO, she served as the CEO of Astral Television Networks and was previously a member of the compensation committee of Enercare Inc. and of various non-profit organizations. Lisa joined the People Committee in 2023 and is also chair of the Corporate Governance Committee. • Christine Magee – Christine is the Co-Founder and Chair of Sleep Country Canada, and now a director of Fairfax Financial Holdings Limited. She has previously served on the board and compensation committee for Metro Inc. and on the board of directors of Woodbine Entertainment Group, Cott Corporation, McDonald’s Canada, Sirius XM Canada and others. As Chair and former President of Sleep Country Canada, she managed the executive compensation programs and policies for the company. Christine was a member of the Pension Committee until January 1, 2025. On January 1, 2025 she joined the Audit Committee. • David Mowat – David is a corporate director and was President and CEO of ATB Financial from 2007 until 2018. In this role, David undertook a full re-design of the compensation plans at ATB. Prior to that, David was the CEO of Vancouver City Savings Credit Union (Vancity) from 2000 to 2007. He has also served as the chair of VISA Canada’s Compensation Committee, and chair of the Governance and Compensation committee at AB Blue Cross. • Marc Parent – Marc is a corporate director and, from 2009 until 2025, was President and CEO of CAE Inc. and a member of the CAE board of directors. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. Marc has over 40 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. Marc is a member of the People Committee and was a member of the Pension Committee until January 1, 2025. On January 1, 2025, he joined the Corporate Governance Committee. 1 Victor Dodig was a member of the People Committee in 2025 but ceased being on the committee February 12, 2026.

Executive compensation at TELUS 88 • TELUS 2026 INFORMATION CIRCULAR Executive compensation consultants The People Committee has retained Meridian as its independent compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010. The Board advisor’s mandate is to support the Board, and specifically the People Committee, as well as the Corporate Governance Committee. The nature and scope of Meridian’s services include: • Preparing for and attending People Committee meetings and select management meetings, including meetings with the chair of the People Committee • Advising on CEO and ELT compensation • Advising on incentive metrics and the assessment of annual and long-term incentive performance • Supporting analyses with regard to current market practice, governance, regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure • Assessing risks associated with executive pay policies and practices • Advising on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance analysis, review and drafting of the information circular, and preparation of regular education sessions on executive compensation trends. As an independent advisor, Meridian does not receive direction from the People Committee to perform any of these services in any particular manner or under any particular method. The chair of the People Committee approves all invoices for executive compensation work that Meridian performs. The People Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services provided by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year. TELUS engaged Mercer (Canada) Limited (Mercer) as its management consultant to provide executive compensation consulting services that will enable management to deliver on their objectives. The nature and scope of Mercer’s services include: • Reviewing compensation philosophy, share ownership guidelines and executive policy changes • Advising on the composition of TELUS’ compensation and performance comparator groups • Analyzing market executive pay levels and trends, including detailed analyses for the CEO and ELT • Advising on CEO and ELT compensation and performance levels • Conducting analyses to evaluate the relationship and linkage between pay and performance • Advising on any corporate scorecard adjustments proposed by management • Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications and materials prepared by management for the People Committee. Board advisor fees The following table lists the fees billed by our Board advisor, Meridian, for the past two years. In 2025, Meridian provided no services other than those related to director and executive compensation. Type of work 2025 ($) 2024 ($) Services related to determining executive officer and director compensation 265,494 212,898 All other fees nil nil Total 265,494 212,898 Compensation elements for the CEO and ELT The key components of total direct compensation for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance over the medium term, approximately three years) and LTI (paid 50 per cent each in time-vested and performance-contingent RSUs to promote the retention of the executive and reward performance over the long term). Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See pages 119 to 121 for details.

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 89 Total compensation at a glance Component Targeted % of total Description Objective Annual compensation Fixed base salary CEO 14.0 ELT 25.0 • Salary ranges are established for each position based on external benchmarking, with the midpoint of the range being set at the median of the comparator group Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group Annual performance bonus CEO 12.0 ELT 12.5 • At target, 87.5 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Tied to corporate, business unit and individual performance, with corporate performance given 80 per cent weighting for the CEO and 70 per cent weighting for ELT members (see pages 90 to 92) • Performance metrics can result in payouts ranging from zero (for below-threshold performance) to 200 per cent of target (for exceptional performance) Provides an annual cash award based on corporate, business unit and individual results Medium-term incentive EPSUs CEO 12.0 ELT 12.5 • At target, 87.5 per cent of base salary for the CEO and 50 per cent of base salary for ELT members • Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs to be awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning or end of the prior year (see page 92) • EPSUs vest one-third every year over a period of just under three years, and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings) • EPSUs are taxed as employment income Links a portion of annual compensation to both the achievement of performance targets and shareholder return over the medium term Long-term incentive RSUs CEO 62.0 ELT 50.0 • Delivered 50 per cent in time-vested and in performance-contingent RSUs (see pages 93 to 94) • Executives’ grant allocations are differentiated based on their retention value and future potential, as well as external benchmarking • RSUs cliff-vest in just under three years • RSUs are taxed as employment income Encourages retention and links a significant portion of compensation to both the achievement of performance targets and shareholder return over the long term Indirect compensation Benefits and perquisites • A competitive executive benefits program, including comprehensive health program, vehicle, telecommunications benefit and flexible perquisite plan Retirement benefits • Registered defined benefit plan and supplemental retirement arrangement (SRA) consistent with market practice. The SRA provisions are described on pages 119 to 121 • In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees

EXECUTIVE COMPENSATION AT TELUS

2025 approach to compensation

Base salary methodology

At TELUS, we set our executive salary range midpoints at the 50th percentile of the comparator group. We then set individual base salaries to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The People Committee considers and approves ELT base salaries, while the Board approves the CEO's base salary based on the People Committee's recommendation.

At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (paid in cash)
- Medium-term incentives (paid in EPSUs)
- Long-term incentives (paid in RSUs), of which:
  - Fifty per cent is time-vested
  - Fifty per cent is performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on corporate, business unit and individual performance.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

Executive's actual salary earned in 2025 x Executive's target bonus, as a percentage of salary x Corporate scorecard multiplier (minimum: 0%, maximum: 200%) x Corporate weighting (CEO: 80%, ELT: 70%) = Corporate performance payout

+

Executive's actual salary earned in 2025 x Executive's target bonus, as a percentage of salary x Business unit and individual multiplier (minimum: 0%, maximum: 200%) x Business unit and individual weighting (CEO[1]: 20%, ELT: 30%) = Business unit and individual performance payout

= Annual performance bonus

1 The CEO's 20 per cent weighting reflects only individual performance.

90 • TELUS 2026 INFORMATION CIRCULAR

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 91 To determine the annual performance bonus for each executive, we follow a four-step process: • Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) • Step 2: Assess corporate performance as measured by corporate scorecard results • Step 3: a) Assess business unit performance as measured by business unit scorecard results b) Assess individual performance as measured by the amazing people performance development (APPD) model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result • Step 4: Calculate the annual performance bonus based on the above payout formula. Step 1: Determine each executive’s target bonus (actual earned salary multiplied by target performance bonus percentage) Each executive’s target bonus for 2025 is determined by the following formula: Executive’s actual salary earned in 2025 ($) Executive’s annualized base salary over the course of 2025 (pro-rated if needed) Executive’s target bonus (%) Executive’s target bonus percentage over the course of 2025 (pro-rated if needed) x Step 2: Assess corporate performance as measured by corporate scorecard results Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2025 metrics measured achievements in three areas: team culture and brand, customers first, and profitable growth and efficiency. See page 105 for details on the 2025 corporate scorecard and our results. Setting objectives The objectives in our corporate scorecard are set each year and approved by the People Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board. The key aspects of the target-setting process include: • Selecting measurable and auditable performance metrics • Ensuring that, as a general principle, the threshold target for any metric (which yields a 0.5x performance multiplier) exceeds the actual result on that metric in the previous year. The target (which yields a 1.0x performance multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board • Stress-testing current-year targets against the prior-year scorecard to support year-over-year continuous improvement • Ensuring that targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard • Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities. During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the People Committee reviews and has approval authority for all adjustments proposed by management. Step 3a: Assess business unit performance as measured by business unit scorecard results ELT members are also evaluated against their business unit scorecard. These scorecards measure the overall performance of the business unit and apply to all team members within the respective business unit. Business unit goals are established annually and consist of a number of performance metrics across the same categories in our corporate scorecard (team culture and brand, customers first, and profitable growth and efficiency), which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities. The purpose of the business unit scorecard is to: • Articulate and communicate the business unit strategy • Align individual, organizational and cross-departmental initiatives to achieve common business unit goals • Recognize levels of achievement against our strategy • Establish common language and shared accountability in order to drive effective strategic dialogue. A number of metrics could be included in each business unit scorecard. The senior leadership team within each business unit selects metrics that are readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also consider year-to-year consistency with the business units’ annual priorities. In addition, team members should feel they have the ability to contribute toward reaching the related targets. Lastly, if there are too many metrics, the significance of each becomes diluted. The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2.

Executive compensation at TELUS 92 • TELUS 2026 INFORMATION CIRCULAR Step 3b: Assess individual performance as measured by the APPD model and adjust each ELT member’s business unit result to achieve the combined business unit and individual performance result Since 2020, individual performance for the CEO and ELT has been evaluated using our APPD model, which measures the executives’ results against goals (what you do) and values (how you do it). The CEO’s individual performance is assessed by the People Committee, with input from each member of the Board (other than the CEO) that is collected through Meridian’s formal CEO evaluation process and subsequently provided to the chair of the People Committee. The chair of the People Committee invites Board members to provide their comments or observations regarding the CEO’s performance in writing, prior to the People Committee meeting where its members will assess the performance of the CEO. Each ELT member’s individual performance is initially assessed by the CEO. The CEO then uses this evaluation to recommend adjustments to each ELT member’s business unit result in Step 3a to arrive at an overall business unit and individual performance payout. Step 4: Calculate the annual performance bonus The People Committee, with input from the Board, assesses the CEO’s individual performance and leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate scorecard, recommends for the Board’s approval the annual performance bonus of the CEO, using the formula on page 90. The People Committee reviews the CEO’s assessment of each executive’s performance and recommendations on each ELT member’s business unit and individual multiplier, and determines the annual performance bonus for each executive, also using the formula on page 90. The relative weighting of corporate, business unit and individual performance in the determination of a team member’s performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the CEO’s case, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors. Corporate and business unit payouts can range from zero for below-threshold performance to a maximum of 200 per cent for exceptional performance. The assessment of each ELT member’s individual performance is used to adjust their business unit results to arrive at an overall payout for business unit and individual performance. This approach ensures that at-risk pay reflects actual performance, and requires outstanding results in order to generate above-target payouts. At-risk pay: Medium-term incentives (EPSUs) Methodology Medium-term incentives are paid through EPSUs under the Performance Share Unit Plan (PSU Plan). EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to TELUS’ share price performance. We achieve this by pegging the value of EPSUs to the value of TELUS shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years, where one-third of the EPSUs vest each year. EPSUs are taxed as employment income. We believe complementing the annual performance bonus with this medium-term incentive (targeted at 87.5 per cent of base salary for the CEO and 50 per cent of base salary for the ELT) is an approach that is better aligned with shareholders’ interests than paying out the entire annual incentive amount in cash. Deferring and linking this portion of executive compensation to our share price performance also distinguishes us from direct competitors and other comparable companies that target cash bonuses at 150 to 225 per cent of base salary for their CEO and 100 to 125 per cent for their other NEOs. To determine this award, we start with the amount of the annual performance bonus and apply the following formula: The dollar value of the annual performance bonus EPSU award = The higher of TELUS’ share price at the beginning or end of the year1 1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. Any decline in the price of TELUS shares over the performance year directly reduces the value of an executive’s EPSU award, despite the fact that performance objectives for the year may have been met, further aligning executive compensation with the shareholder experience. If an executive resigns, all unvested EPSUs are forfeited, further supporting retention. See pages 130 to 131 for a description of key terms of the PSU Plan. The Board approves the CEO’s annual EPSU award upon the People Committee’s recommendation, while the People Committee approves EPSU awards for the ELT following its review of the CEO’s assessment of each ELT member’s annual performance. According to our benchmarking, comparator companies target cash bonuses at 150 to 225 per cent of base salary for their CEO, and 100 to 125 per cent for their other NEOs. At TELUS, our annual target performance bonus (paid in cash) equals 87.5 per cent of base salary for the CEO and 50 per cent of base salary for the other NEOs. An equal target amount is awarded in EPSUs, which further improves alignment with shareholders’ interests.

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Long-term incentives (RSUs)

Methodology

LTI is awarded as RSUs granted under the RSU Plan, 50 per cent of which are performance contingent.

Our RSU awards have several key features:

- They cliff-vest in just under three years following grant
- The Board (for the CEO) and the People Committee (for the ELT) approve the notional value of RSU grants. These values are then converted into units based on TELUS' share price on the grant date, as determined in accordance with the RSU Plan (see pages 132 to 133 for details)
- The size of these awards, which are usually determined at the beginning of the fiscal year, are based upon an executive's retention value and future potential, as well as market compensation levels. The People Committee also considers the size of grants made in the previous three years, as well as the amount of LTI that is still unvested
- Fifty per cent of the overall notional LTI value delivered to executives is in the form of performance-contingent RSUs; the remaining fifty per cent is in the form of time-vested RSUs.

LTI is designed to promote retention and reward the achievement of business objectives over the longer term (three years and beyond) by providing future income that is linked to performance.

Performance-contingent LTI

Our performance-contingent RSUs feature a performance period spanning approximately three years, and cliff-vest shortly after the end of the performance period.

For grants prior to 2025, vesting was weighted 75% to relative total shareholder return (TSR) and 25% to total customer connections (TCC).

For grants beginning in 2025 and thereafter, to align executive compensation with long-term shareholder value and ensure market-competitive outcomes, we:

- Introduced free cash flow (FCF) as a clear, investor-aligned performance metric
- Rebalanced performance weightings to mix absolute metrics (FCF and TCC) with relative performance (relative TSR)
  - TCC and FCF are metrics within management's span of control which align with investor returns over the longer term
  - Relative TSR compares TELUS' overall returns to investors with the returns achieved by other telcos.
- Redefined TSR peer group and payout curve – see discussion below.

	Performance weightings (CEO)		
	2023 grant vested in 2025	2024 grant vesting in 2026	2025 grant vesting in 2027
Relative TSR	75%	75%	33.3%
TCC	25%	25%	33.3%
FCF	–	–	33.3%

The three equally weighted performance metrics are:

- ⅓ TSR relative to a composite of incumbent global telecom companies, over a 33-month period. The relative TSR component of performance-contingent RSUs granted in February 2025 has a performance measurement period from January 1, 2025 to September 30, 2026, for a payout in November 2027 (if earned)
- ⅓ TCC measured annually over three equally-weighted years
- ⅓ FCF measured annually over three equally-weighted years.

The reduced weighting on TSR addresses challenges in comparing TELUS' strong financial and operational performance against global peers operating in different macroeconomic environments, particularly when domestic peer performance is not fully reflected in relative TSR results.

For 2026 grants, we also increased the performance-contingent weighting from 50% to 60%.

Relative total shareholder return

The People Committee believes that measuring TSR over a three-year period appropriately aligns executive pay with shareholder interests. This approach reflects leading market practices and reliably measures our creation of shareholder value relative to industry peers, recognizing that investors have a choice in where they allocate capital. For 2024 grants and prior, TSR performance is measured against a global composite benchmark of over 20 incumbent telecommunications companies.

For 2025 grants, the People Committee approved three key changes to the TSR component of performance-contingent RSUs:

- The TSR peer group was modified to place greater emphasis on North American peers while maintaining a global perspective, ensuring executive performance is measured against companies operating in comparable economic and regulatory environments
- The relative TSR payout curve was changed to better align with market practices while upholding pay-for-performance philosophy, producing equitable outcomes for shareholders and fair and market competitive outcomes for plan participants.
- The weighting to relative TSR was rebalanced to place equal emphasis on all three performance components.

TELUS 2026 INFORMATION CIRCULAR • 93

EXECUTIVE COMPENSATION AT TELUS

The following chart depicts our TSR performance and payout scale for grants prior to and after 2025:

	Relative TSR payout curve	
Relative TSR performance	2023 and 2024 grants	Grants as of 2025
Below threshold	0% @ less than P45	0% @ less than P25
Threshold	50% @ P45	25% @ P25
Target	100% @ P60	100% @ P50
Maximum	200% @ P90	200% @ P75

For performance between the threshold and target and target and maximum, payouts are interpolated on a straight line basis.


Relative TSR payout scale
Payout
200%
150%
100%
50%
0%
0
10
20
30
40
50
60
70
80
90
100
Performance percentile
Grants as of 2025
2023-2024 grants

Total customer connections

TCC is an internal, absolute operational performance metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The People Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to 2019, the metric was based on a three-year forecast established at the time of the grant.

TCC is based on the average of three annual targets that are established at the beginning of each one-year period and aligned with certain connections in the net additions index of the annual corporate scorecard. These annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the People Committee.

We do not disclose TCC targets for our performance-contingent LTI as this would be detrimental to the best interests of our shareholders, since it would provide our competitors with insight into our strategic business plans and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Board and the People Committee are confident that this year's threshold, target and stretch goals for TCC are set on a basis that requires significant effort and will be challenging to achieve.

Payouts for TCC performance could range from zero to 200 per cent of target: a minimally acceptable level of performance results in a 50 per cent payout, at-target performance results in a target (100 per cent) payout and an exceptional level of performance results in a 200 per cent payout.

Free cash flow

Free cash flow (FCF) is an absolute financial performance metric aligning executive compensation with cash generation and long-term shareholder value creation. It measures our ability to generate cash after accounting for capital expenditures and other specific adjustments, reflecting the operational efficiency and the financial health necessary to fund strategic investments, return capital to shareholders and maintain a strong balance sheet.

FCF performance is measured against the average of three annual targets that are established at the beginning of each one-year period. The target is set in line with the external guidance each year.

FCF payouts range from zero to 200 per cent of target. Minimally acceptable performance results in a 50 per cent payout, target performance results in 100 per cent and an exceptional level of performance results in a 200 per cent payout.

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Payout calculation methodology

Upon vesting, the payout for each metric is calculated using the following formula:

Number of share units at vesting (including reinvested dividends) × Share price at the time of vesting × Performance multiplier for that metric = Payout award

The following table illustrates the payout if an executive is granted an RSU award of $1 million, assuming a share price of $20 at the time of grant, a share price of $25 at vesting and a 100 per cent performance multiplier for each of the three performance metrics. Figures do not include additional RSUs equivalent in value to dividends accrued on the shares, which would enhance the overall award value.

LTI component	Performance element	Grant value	Number of RSUs granted at $20[1]	Vesting value with share price at $25[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	25,000	25,000 x $25 = $625,000	Not applicable	**$625,000**
Performance-contingent RSUs	Relative TSR (*33% weight*)	$166,666	8,333	8,333 x $25 = $208,325	50th percentile ranking = 100% payout	**$208,325**
	TCC (*33% weight*)	$166,666	8,333	8,333 x $25 = $208,325	At-target performance = 100% payout	**$208,325**
	FCF (*33% weight*)	$166,666	8,333	8,333 x $25 = $208,325	At-target performance = 100% payout	**$208,325**
Total		**$1,000,000**				**$1,249,975**

1 Dollar figures used are for illustrative purposes only; they do not reflect forward-looking statements, targets or guidance.

Assessing individual performance

Unlike most organizations, our LTI grants adhere to our overall philosophy in that they are tailored to both the market and the individual – an approach that we deem to be a leading practice and preferable to LTI grants based exclusively on benchmarking.

We establish LTI grant amounts for the CEO and ELT through our talent summary approach, which focuses on both the individual executive's retention value and their future potential.

For retention value, retention risk is assessed as **high** or **highest** based on:

- Opportunities in the internal or external market, or how sought-after the executive's skill set or experience is in the marketplace relative to their peers
- How easily replaceable the executive's skill set or experience is in the marketplace relative to their peers
- How costly (either directly or indirectly) it would be to replace the executive relative to their peers
- How readily available comparable opportunities are externally.

For future potential, an executive is assessed based on TELUS' professional development objectives:

- **Grow and enrich:** Personalize learning and development for continued growth
- **High potential and/or CEO potential:** Executive has high potential to take on significantly greater responsibility in the future, or is a potential CEO successor.

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The following framework was used for granting LTI to the CEO and ELT in 2025, based on total direct compensation (equal to the sum of base salary, annual performance bonus, EPSUs and LTI):

		Future potential	
		Grow and enrich	High potential and/or CEO potential (for ELT)
Retention value	Highest	~Third quartile total direct compensation positioning	~Top quartile total direct compensation positioning
	High	~Second quartile total direct compensation positioning	~Third quartile total direct compensation positioning

We establish LTI ranges using target total direct compensation percentiles that are derived through benchmarking. With the support of our compensation consultants, the market percentiles are normalized to minimize the influence of outlying data. Actual LTI award amounts may vary so as to position executives above or below the median of the comparator group on total direct compensation.

For the CEO, RSU grants require Board approval upon the People Committee's recommendation. For executives other than the CEO, the CEO first recommends RSU grants to the People Committee which, after considering the CEO's recommendations, recommends to the Board the total value of RSUs to be granted in aggregate to all executives. The People Committee approves individual ELT grants.

The aggregate dollar amount for annual RSUs granted below the executive level is approved by the People Committee, but individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our our compensation practices are robust and consider both internal and external performance measures consistent with our pay-for-performance philosophy. Our 2025 corporate scorecard performance resulted in a multiplier of 0.64. For further details, see page 105.

Benchmarking

Selection of comparator group

Each year, the People Committee reviews and selects a comparator group for compensation benchmarking purposes, with input from the executive compensation consultants and management.

Prior to 2023, the People Committee used both Canadian and U.S. comparator groups, as follows:

- The Canadian comparator group (used to benchmark base salary and total compensation levels) consisted of direct industry competitors and appropriately sized companies in other Canadian industries, with executive positions of similar scope and complexity, that competed with TELUS for executive talent in the marketplace
- The U.S. comparator group (used as a secondary market reference to benchmark incentive design practices) consisted of U.S.-based telecommunications companies.

In 2023, the People Committee elected to transition toward a comparator group that better reflects our increasingly diversified, global business operations. To select this new comparator group, organizations were evaluated on the following factors:

- **Business complexity**: Favouring organizations of comparable size – ideally within one-third to three times TELUS' revenues and market capitalization and having at least 30,000 employees
- **Business mix and environment**: Favouring sectors and sub-sectors in which we operate, as well as those that are highly regulated
- **Geographic footprint**: Favouring North American organizations with global or North American operations
- **Brand identity**: Favouring organizations that are seen as a leading consumer brand.

In 2024, the People Committee approved the replacement of DISH Network Corp. (which was acquired) with EchoStar Corp. (which acquired DISH Network and was comparably-sized as a TELUS comparator).

In 2025, no changes were made to the compensation peer group, as the current peers continue to fit the evaluation criteria and reflect a large-enough sample from which to draw meaningful observations.

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The following table lists the comparator organizations selected in 2025.

Comparator group used for 2025 compensation benchmarking	
Bank of Montreal (diversified banks)	Loblaw Companies Limited (food retail)
BCE Inc. (integrated telecommunications services)	Lululemon Athletica Inc. (apparel, accessories and luxury goods)
Canadian Imperial Bank of Commerce (diversified banks)	Lumen Technologies Inc. (alternative carriers)
Canadian National Railway Company (rail transportation)	Motorola Solutions Inc. (communications equipment)
Canadian Tire Corporation, Ltd. (broadline retail)	Nutrien Ltd. (fertilizers and agricultural chemicals)
CGI Group Inc. (IT consulting and other services)	Qualcomm Inc. (semiconductors)
Charter Communications Inc. (cable and satellite)	Rogers Communications Inc. (wireless telecommunication services)
EchoStar Corporation (cable and satellite)	Shopify Inc. (internet services and infrastructure)
Enbridge Inc. (oil and gas storage and transportation)	Sirius XM Holdings Inc. (cable and satellite)
Fortis Inc. (electric utilities)	Sun Life Financial Inc. (life and health insurance)
Liberty Global Ltd. (alternative carriers)	Thomson Reuters Corp. (research and consulting services)

Companies included in the 2025 comparator group had trailing 12-month revenues ranging from $6.7 billion to $76.6 billion, with a median of $19.3 billion, compared to TELUS' 2025 revenue of $20.5 billion.

As illustrated in the following graph, TELUS is positioned at the 51st percentile on trailing 12-month revenues and at the 26th percentile on market capitalization.


($ billions)
110
100
90
80
70
60
50
40
30
20
10
0
P51
P26
Trailing 12-month revenues
Market capitalization
75th percentile
50th percentile
25th percentile
TELUS
P
TELUS percentile

The People Committee also considers incentive design and market context for: AT&T Inc., Comcast Corporation, Quebecor Inc., T-Mobile US Inc. and Verizon Communications Inc., but does not use these companies for compensation benchmarking.

Benchmarking process

The People Committee reviews and benchmarks TELUS' compensation mix and total proposed compensation levels for its executives against market data from the comparator group to ensure our offerings are competitive. The Committee also considers the value of an executive's other indirect compensation elements, such as benefits, retirement programs and perquisites, against data from the comparator group.

Throughout the process, the People Committee engages and receives expert advice from the Board advisor, who reviews competitive data and provides information on market trends. The Committee also considers management's recommendations. The benchmarking data, along with factors such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive's performance.

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EXECUTIVE COMPENSATION AT TELUS

2025 actual compensation paid to named executive officers

Darren Entwistle
President and CEO



Since 2000, Darren has been responsible for TELUS' strategy and its successful execution. He has guided TELUS in generating operational, customer loyalty and financial results that are world leading. Darren is equally committed to advancing TELUS' globally recognized performance culture, predicated on a relentless passion for putting customers first and championing TELUS' social purpose in the communities where it operates, worldwide.

Key 2025 results

- Progressed TELUS' track record of delivering world-leading shareholder returns. Since 2000 (through Q3 2025), led all global telecom incumbent peers with a total shareholder return of 661 per cent, surpassing the second place telco by 228 percentage points and 111 percentage points above the S&P/TSX Index over that time period.
- Drove operational results that consistently led our industry and global peers. Notably, our strong Mobility and Fixed customer growth of 1,081,000 – 760,000 higher than our next closest peer – marks our fourth straight year of achieving more than one million new customer additions across Mobility and Fixed. Our total RGUs included total mobile net additions of 923,000 – a superior result compared to our industry peers. Over the last four years, we have added 4,606,000 net customer additions across Mobility and Fixed, including 1,397,000 Mobile Phones, 2,263,000 Connected Devices and 542,000 internet customers.
- Impressively, we were the only company among our national peer group to realize positive total fixed net additions, with 158,000 net additions. This included delivering industry-leading internet net additions of 123,000, TV net additions of 60,000, 32,000 security net additions and the fewest home phone losses at negative 57,000.
- Achieved industry-leading postpaid churn of 0.97 per cent in 2025, representing the 12th consecutive year at less than one per cent, and now entering the 13th year.
- Led our industry with respect to our financials, with TTech service revenue increasing 2 per cent; and TTech EBITDA growing 3.1 per cent, achieving our full-year target. This demonstrates our unparalleled track record of execution excellence, underpinned by the efficiency and effectiveness programs enacted to address the macroeconomic, regulatory and competitive pressures across the industry. Exceeded full-year Consolidated Free Cash Flow guidance, reaching a *record high* for TELUS of $2.2 billion, up 11 per cent and surpassing Street expectations by $118 million.
- Executed comprehensive balance sheet strategy, strengthening our financial position through disciplined deleveraging, resulting in a reduction of our leverage ratio to 3.4x. Notably, we completed $7.3 billion in hybrid debt issuances (providing 50 per cent equity recognition to support balance sheet flexibility), supporting efforts to achieve a target net debt-to-EBITDA ratio of circa 3.3x or lower by the end of 2026 and 3x by the end of 2027.

Compensation (as at December 31)

	2025 ($)	2024 ($)	2023 ($)
Base salary	1,600,000	1,600,000	1,600,000
Performance bonus Cash	1,052,800	1,187,200	1,321,600
EPSUs Cash (in lieu of EPSUs)	910,439	1,003,897	1,181,066
LTI – RSUs	15,000,000	15,000,000	15,000,000
Total direct compensation	18,563,239	18,791,097	19,102,666
Change from previous year	(1%)	(2%)	16%

2025 pay mix (percentages may not always total 100% due to rounding)



- **8.6%** Base salary
- **5.7%** Performance bonus
- **4.9%** EPSUs
- **40.4%** Time-vested RSUs
- **40.4%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2025)	Total value	Multiple
7x base salary	1,134,003	$18.09	$20,514,114	12.8

- Accelerated TELUS' ongoing success through the establishment of Terrion, our dedicated wireless tower infrastructure operator, in partnership with La Caisse, thereby reducing TELUS' net debt by $1.26 billion. Similarly, through the privatization of TELUS Digital, we will generate approximately $150 million to $200 million in annualized cash synergies through operational efficiencies, including accelerated AI-driven automation, business simplification and strategic cross-promotion of services. These initiatives will further strengthen our financial performance and prioritize high impact opportunities to create significant shareholder value in the years to come.
- Advanced TELUS' leadership in social capitalism, by inspiring the TELUS team to contribute 1.5 million volunteer hours to charitable and not-for-profit organizations, globally. Since 2000, the TELUS family has gifted $1.85 billion, including 2.5 million days of volunteerism – more than any other company in the world.

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CEO compensation and shareholder return

All of the CEO's compensation is delivered through fully at-risk, near-term payments (salary paid in shares) and medium-term payments (performance-based bonus). Additionally, long-term incentives include performance-contingent RSUs, meaning the value ultimately realized depends on TSR, Total Customer Connections (TCC) and, for grants made after 2025, Free Cash Flow (FCF). This closely aligns CEO pay with long-term company performance and shareholder experience.

The following chart compares the value of the total direct compensation awarded to the CEO each year with the actual value of that compensation (i.e. what has been realized or what is realizable as of December 31, 2025), showing the significant impact of TSR on CEO compensation. CEO actual total direct compensation value includes base salary paid, annual performance bonus and EPSUs (paid in cash), and the value of vested LTI units at payout or the value of LTI units outstanding at December 31, 2025. The change in compensation value is compared against TSR over the same time period.

For comparison purposes, we have assumed:

- An initial investment in TELUS shares on the first trading day of each year, with dividends reinvested over the period
- A measurement period of approximately three-years for 2023, which aligns TSR measurement with LTI vesting; a two-year measurement period is used for 2024 and a one-year period is used for 2025.

TELUS CEO compensation (CEO) versus total shareholder return (TSR)


(millions)
$20
$16
$12
$8
$4
$0
CEO: -38%
TSR: -15%
CEO: -42%
TSR: -11%
CEO: -19%
TSR: +0.5%

	2023	2024	2025	Three-year average
CEO total direct compensation awarded[1]	$19,400,000	$19,400,000	$19,400,000	$19,400,000
CEO actual total direct compensation value[2]	$12,077,977	$11,187,684	$15,674,220	$12,979,960
CEO – change in compensation value	-38%	-42%	-19%	-33%
TSR	-15%	-11%	+0.5%	-9%

1 Total direct compensation awarded consists of annualized base salary, target performance bonus and EPSUs, and RSUs at grant value.

2 Actual total direct compensation value (realized and realizable) consists of actual base salary paid (factoring in the realizable value of shares received in lieu of salary, as Darren has elected to receive his salary in shares since August 2024), actual performance bonus paid, actual value of EPSUs paid in cash and realized/realizable value of RSUs awarded during the year. For 2023, realized RSU value reflects actual performance multipliers and value at vesting; for 2024 through 2025, realizable RSU value reflects interim performance multipliers and TELUS' share price ending December 31, 2025.

As shown, the actual value of CEO compensation is directionally aligned with TELUS' TSR, supporting TELUS' strong linkage between pay and performance.

The realized value of vested performance-contingent RSUs is summarized below:

- 2023 performance-contingent RSUs vested at 21.5% in 2025 (TSR @ 0.0% and TCC @ 86.1%).
- 2022 performance-contingent RSUs vested at 28.9% in 2024 (TSR @ 0.0% and TCC @ 115.6%).
- 2021 performance-contingent RSUs vested at 66.3% in 2023 (TSR @ 50.0% and TCC @ 115.3%).

Further aligning his interests with TELUS shareholders, the CEO holds 1,134,003 TELUS shares (with a total value of $20,514,114 based on TELUS' closing share price on December 31, 2025), equating his share ownership to 12.8x his annualized base salary. The total value of the CEO's equity holdings (i.e., inclusive of RSUs) is 29.1 his annualized salary. Typical CEO ownership requirements at similarly sized Canadian organizations are 5x salary and include the value of RSUs.

Darren's realizable compensation in 2026 and 2027 will, by virtue of the design of the compensation program, continue to strongly align with shareholder experience.

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EXECUTIVE COMPENSATION AT TELUS

Doug French
EVP and CFO

Leading a team of over 2,000 professionals, Doug provides enterprise-wide oversight of TELUS' global financial operations. He leads an expansive range of portfolios, including corporate strategy, investment management, treasury and investor relations, financial reporting and analysis, capital investment, risk management, revenue assurance, taxation, real estate and procurement and supply chain. With over 30 years of experience, Doug was appointed a Fellow of the Chartered Professional Accountants of Ontario in 2017, awarded to individuals who have made significant contributions to the accounting profession. Beyond his professional accomplishments, Doug serves as the Global Executive Sponsor of Spectrum, TELUS' resource group for LGBTQ2+ team members. In this role, he is instrumental in promoting an inclusive and safe workspace, fostering a culture of acceptance, empowerment and belonging for the community.



Key 2025 results

- Delivered strong financial performance, with net debt to EBITDA[1] declining to approximately 3.4-times at year-end, supported by a $5.1 billion liquidity position, TTech (with health) adjusted EBITDA growth of 3.1 per cent (within our annual target) and a 11 per cent increase in free cash flow to $2.2 billion.
- Established three-year Free Cash Flow growth target of minimum 10 per cent compounded annual growth through 2028.
- Demonstrated disciplined financial leadership through proactive investor communication and capital allocation actions, announcing three-year free cash flow growth targets and stepping down the Discounted DRIP, while advancing deleveraging ahead of plan through $7.3 billion in junior subordinated debt issuances (50% equity recognition).
- Closed our Terrion partnership with La Caisse, which reduced TELUS' net debt by $1.26 billion, or by approximately 0.17x of TELUS' net debt-to-EBITDA ratio, accelerating deleveraging and advancing TELUS' progress toward robust and long-term sustainable growth.
- Advancing strategic partnerships for TELUS Health and TELUS Agriculture & Consumer Goods and accelerating real estate and copper monetization.
- Executed real estate monetization initiatives that generated $98.6 million in EBITDA contributions and $57 million in free cash flow, while optimizing the portfolio through the consolidation of 10 locations.

Compensation (as at December 31)

	2025 ($)	2024 ($)	2023 ($)
Base salary	850,000	837,500	787,500
Annual performance bonus Cash	292,400	304,432	319,332
EPSUs	252,862	257,428	285,376
LTI – RSUs	3,400,000	3,500,000	3,200,000
Total direct compensation	4,795,262	4,899,359	4,592,208
Change from previous year	(2%)	7%	3%

2025 pay mix (percentages may not always total 100% due to rounding)



- **17.7%** Base salary
- **6.1%** Performance bonus
- **5.3%** EPSUs
- **35.5%** Time-vested RSUs
- **35.5%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2025)	Total value	Multiple
3x base salary	145,402	$18.09	$2,630,322	3.1

- Advancing comprehensive deleveraging strategy ahead of plan, finishing 2025 with a net debt to EBITDA ratio of 3.4x and targeting 3.3x or lower by the end of 2026, and 3.0x or better by the end of 2027, further solidifying our financial leadership position.
- Drove disciplined venture investment performance through TELUS Global Ventures, delivering a three-year TVPI of 1.06, generating $72 million in P&L contributions from partnerships, maintaining a portfolio value exceeding $930 million, and exiting non-strategic investments to return $45 million in cash proceeds to TELUS.

1 "Net debt to EBITDA" is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards. For more details on this non-GAAP measure, refer to Appendix B on page 136.

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EXECUTIVE COMPENSATION AT TELUS

Navin Arora

EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions

Navin Arora leads TELUS' global business-to-business operations, driving innovation and profitable growth across a diverse portfolio of four business divisions and 19,000 team members worldwide. Under his leadership, TELUS continues to expand its global reach and deliver transformative solutions that empower organizations and improve lives. TELUS Health delivers comprehensive health and well-being solutions to over 161 million lives across the globe, spanning physical, mental and financial health services. TELUS Agriculture & Consumer Goods enables sustainable and efficient operations for farmers, ranchers, agribusinesses, and food and consumer goods companies across five continents. TELUS Business Solutions provides Canadian businesses of all sizes with industry-leading connectivity, IoT, security and intelligent communications solutions, from small business owners to the nation's largest enterprises and public sector organizations. TELUS Partner Solutions delivers world-class communications solutions and services to an extensive network of global and domestic partners, driving mutual growth and success.



Compensation (as at December 31)

	2025 ($)	2024 ($)	2023 ($)
Base salary	800,000	787,500	725,000
Annual performance bonus			
Cash	269,200	286,257	293,988
EPSUs	232,799	242,059	262,727
LTI – RSUs	4,000,000	3,750,000	3,200,000
Total direct compensation	5,301,999	5,065,815	4,481,715
Change from previous year	5%	13%	8%

2025 pay mix (percentages may not always total 100% due to rounding)



- **15.1%** Base salary
- **5.1%** Performance bonus
- **4.4%** EPSUs
- **37.7%** Time-vested RSUs
- **37.7%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2025)	Total value	Multiple
3x base salary	234,406	$18.09	$4,240,405	5.3

Key 2025 results

- In TELUS Health, drove strong gains with 15% revenue and 22% Adjusted EBITDA growth for the year. Our growth was fueled by major wins, including one of the largest pharmacy software deals in our history, and double-digit sales bookings growth across our lines of business, including 72% in Employer Solutions, 15% in Payvider, and 33% in Clinics. Operationally, achieved over $431 million in annualized synergies through the LifeWorks integration, significantly exceeding the original $150 million target. Accelerated global expansion through the acquisition of Workplace Options, bringing our global reach to more than 161 million lives covered, furthering our position as a world leader in total health and well-being and digital healthcare solutions.
- In TELUS Agriculture & Consumer Goods, delivered an exceptional turnaround with record sales bookings and 6% revenue growth year over year. This momentum was driven by securing significant multi-year partnerships with major commercial customers, including a 10-year agreement with Welch Foods, while streamlining our portfolio to focus on high-margin, core product offerings.
- In TELUS Business Solutions and Partner Solutions, continued to deliver meaningful, profitable growth across our segments while furthering our status as a leading technology provider for businesses across Canada. Secured one of our largest-ever Enterprise mobility deals, and accelerated our leadership in our high-growth 5G Private Wireless Networks (PWN) portfolios, delivering 177% revenue growth. Notably, TELUS Business was proud to launch the first-ever Canadian airport PWN deployment.
- Across our B2B teams, delivered $127 million in closed cross-sell deals, exceeding target by 106% and growing 151% year over year, with a robust pipeline valued in the hundreds of millions, reflecting the high demand for our integrated solutions.
- Established a distinct market advantage with the launch of Canada's first fully Sovereign AI Factory designed and implemented in partnership with HPE and powered by NVIDIA's latest-generation AI technology, positioning us to uniquely provide the secure infrastructure for Canadian businesses to broadly deploy AI. Strategically partnering with leading clients such as Accenture, OpenText and EY, and with our superior ecosystem of capabilities, and strategic partnerships with industry leaders like L-SPARK, we're well positioned to capture the multi-billion revenue opportunity in the coming years.

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EXECUTIVE COMPENSATION AT TELUS

Zainul Mawji
EVP and President, Consumer Solutions

Zainul leads TELUS Consumer Solutions (TCS), a passionate team of more than 15,000 globally who are dedicated to delivering Canada's most comprehensive and innovative consumer ecosystem. Whether it's communicating with the people they love, protecting their families and homes, taking care of their health, or living more sustainably, TCS' industry-leading suite of products and services connects and protects what matters most to Canadians. From pioneering new products to elevating the customer experience, the TCS team's mission is to make TELUS customers' lives easier, healthier, safer and more connected.



For more than two decades, Zainul has championed the power of technology to drive meaningful change and improve social outcomes. Her deep experience in scaling innovative solutions shapes how she leads the TCS team to deliver products and services that don't just connect Canadians, they strengthen communities and improve lives.

Compensation (as at December 31)

	2025 ($)	2024 ($)	2023 ($)
Base salary	800,000	787,500	712,500
Annual performance bonus Cash	269,200	286,257	288,919
EPSUs	232,799	242,059	258,197
LTI – RSUs	4,000,000	3,750,000	3,200,000
Total direct compensation	5,301,999	5,065,815	4,459,616
Change from previous year	5%	14%	9%

2025 pay mix (percentages may not always total 100% due to rounding)



- **15.1%** Base salary
- **5.1%** Performance bonus
- **4.4%** EPSUs
- **37.7%** Time-vested RSUs
- **37.7%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2025)	Total value	Multiple
3x base salary	276,989	$18.09	$5,010,731	6.3

Key 2025 results

- Delivered strong customer mobility growth nationally, including 88,000 wireless net additions, while pioneering customer-friendly value propositions initiatives like 5G+ Complete plans with five-year Price Lock. Continued our industry-leading postpaid churn, resulting in TELUS' 12th consecutive year below one per cent.
- Drove robust Home Solutions growth, with 124,000 net additions and launched Optik TV in Ontario and Quebec. Continued to increase household product intensity through new service offerings. Led the industry with 40,000 SmartHome Security net additions, bolstered by the launch of SmartHome+ and driven by the continued growth of SmartEnergy.
- Continued to execute our fibre deployment strategy, expanding into 11 new communities in B.C., Alberta and Eastern Canada, enabling over 240,000 new PureFibre and surpassing the 3.6 million premise milestone. Accelerated our national service strategy by adding 25,000 PureFibre subscribers in Ontario and Quebec. Mobilized a $2-billion investment to deliver our global-leading broadband services across Ontario and Quebec over the next five years.
- Advanced our Consumer Health business, delivering comprehensive care to over 1.4 million Canadians. Across primary care, pet care, chronic disease management, and seniors solutions, completed over 325,000 consultations while maintaining an exceptional 96 per cent average satisfaction score.
- Elevated customer experiences through strategic alliances that deliver tangible value. Strengthened TELUS Rewards by integrating with WestJet, allowing members to seamlessly convert points and unlock exclusive travel benefits. Introduced a collaboration with Hydro-Québec that serves as a replicable model for expanding utility partnerships nationwide.
- Delivered seamless digital experiences through AI-powered services that reduce effort, improve first-contact resolution and eliminate unnecessary transfers. TELUS Expert Messaging alone supported over 940,000 engagements, driving higher repair success rates and significantly reducing repeat contacts.

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Sandy McIntosh
EVP, People & Culture and Chief Human Resources Officer

Sandy leads People and Culture, a global team that drives culture and talent strategies for TELUS and TELUS Digital to deliver remarkable human and business outcomes. An authentic, human-centric leader, Sandy understands that measurable business impact flows from putting people at the centre of everything we do. By championing team member health and well-being, creating opportunities for skills-growth and career advancement, and fostering a sense of belonging and connection to our purpose, Sandy and her team create long-term value that benefits our team, company and the customers and communities we serve globally.



As a trusted advisor to the CEO, Executive Leadership Team and Board of Directors, Sandy provides strategic counsel on culture transformation, labour relations, cost transformation, mergers and acquisitions, total rewards, and talent development programs to accelerate TELUS' growth and industry-leading performance. Sandy also supports TELUS' People & Culture Compensation Committee.

Under Sandy's leadership, TELUS continues to achieve exceptional team member engagement scores and recognition as one of the world and Canada's best employers, demonstrating that investing in people and culture delivers sustained competitive advantage.

Compensation (as at December 31)

	2025 ($)	2024 ($)	2023 ($)
Base salary	650,000	643,750	625,000
Annual performance bonus Cash	223,600	234,003	260,185
EPSUs	193,365	197,873	232,518
LTI – RSUs	2,400,000	2,400,000	2,200,000
Total direct compensation	3,466,965	3,475,626	3,317,703
Change from previous year	(0.2%)	5%	4%

2025 pay mix (percentages may not always total 100% due to rounding)



- **18.7%** Base salary
- **6.4%** Performance bonus
- **5.6%** EPSUs
- **34.6%** Time-vested RSUs
- **34.6%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2025)	Total value	Multiple
3x base salary	180,425	$18.09	$3,263,888	5.0

Key 2025 results

- Reaffirmed our consistent and sustained efforts to support our people by achieving a team member engagement score of 85 per cent (excluding TELUS Digital) in 2025, once again placing TELUS (excluding TELUS Digital) in the top 10 per cent of employers globally.
- Invested in 160 of TELUS' top leaders to progress our company's leadership capabilities through our Senior Leadership Forum (SLF) at MIT Sloan School of Management. This immersive, on-campus learning experience brings our leaders together with MIT faculty to build advanced capabilities in AI, digital transformation, global scaling and high-performance leadership. With a 98 per cent likelihood to recommend score, SLF is driving measurable impact within our leadership community and across the company, strengthening our strategic execution, accelerating innovation and advancing both our culture and business results.
- Continued to accelerate our global digital transformation by launching a new AI-powered platform offering essential learning to our global team. Our new Learning Discovery Zone brings all of our team members together to learn in the same place and engage in continuous learning to remain highly competitive. This transformation is an important investment in our growth potential and a major advancement in simplification. With a 99.6 per cent login success rate, we achieved flawless technical execution at scale to deliver personalized, AI-driven career development insights and real-time skills intelligence to our team.
- Deepened our commitment to team member well-being through a comprehensive, data-driven approach tailored to our global workforce's diverse needs. In 2025, our well-being initiatives achieved a 43% participation rate – a 17% year-over-year increase reflecting growing adoption across regions and demographics. Our short-term disability incidence rate decreased for a fourth consecutive year, and our short-term disability mental health incidence rate decreased for a fifth consecutive year. While influenced by multiple factors, these results underscore how our strategic approach to well-being creates long-term value for team members worldwide.
- Established global standards and built foundations for fairness by launching a unified global job and compensation framework that improves pay equity, transparency and consistency across the company. This scalable model enables agile talent management, faster integration and genuine competitiveness.
- Maintained our impressive track record of achieving recognition as an employer of choice. In 2025, TELUS was named one of Forbes World's Best Employers and Canada's Best Employers. TIME also recognized TELUS as one of Canada's Best Companies. Our Company also received the Association for Talent Development's global BEST Award for the 20th time, making TELUS the only company in the world to achieve this milestone.

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2025 actual compensation mix (percentage of total direct compensation)

Compensation element	Provided as	CEO[1] Target	CEO[1] 2025 actual[2]	Other NEOs Target	Other NEOs 2025 actual[2]
Base salary (fixed)	Cash	14.0%	8.6%	25.0%	16.4%
Performance bonus (at risk)	Cash	12.0%	5.7%	12.5%	5.6%
Medium-term incentive (at risk)	EPSUs	12.0%	4.9%	12.5%	4.8%
Long-term incentive (at risk)	RSUs	62.0%	80.8%	50.0%	73.1%

1 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.
2 Percentages may not always sum to 100% due to rounding.

2025 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

Name	2025 base salary at year-end ($)	2024 base salary at year-end ($)	% change
Darren Entwistle	1,600,000	1,600,000	–
Doug French	850,000	850,000	–
Navin Arora	800,000	800,000	–
Zainul Mawji	800,000	800,000	–
Sandy McIntosh	650,000	650,000	–

In 2025, no changes were made to the TELUS' NEOs salary; the base salaries paid to the ELT positioned TELUS within a competitive range of the 50th percentile of the comparator group.

For more details, see the *Summary compensation* table on page 117.

2025 actual at-risk compensation

2025 corporate performance metrics and results

Our 2025 corporate scorecard was approved at the start of the performance year at the February meeting of the People Committee. Given the dynamic nature of our industry and the challenges we face each year, we continued to evolve our corporate scorecard to effectively align our team's performance with the critical initiatives that drive our success, while striving to ensure that our selected performance metrics reflect the unique contributions of our diverse business units.

For our 2025 corporate scorecard, we strengthened our commitments to our stakeholders in key business areas by:

- Equally weighting our 'Passion for Growth and Value Creation' and 'Culture Puts Customers and Communities First' sections at 50 per cent each, reinforcing that social capitalism and service excellence are as critical as financial performance;
- Evolving our employee engagement metric within our Culture and Brand Index, which anchors our social capitalism, community giving, environmental stewardship, and team engagement, to focus on a specific Pulsecheck question driving innovation and thoughtful risk-taking;
- Replacing 'healthcare lives covered' with 'Emerging Market Growth – Health,' shifting focus from subscriber volume to accelerating profitable revenue expansion across our global health and employer product lines;
- Introducing a 'Reducing the Cost to Serve' metric to measure efficiency per household and business customer, directly linking operational discipline to our financial outcomes; and
- Refining customer experience metrics to measure 'First Contact Resolution' via a seven-day repeat rate and 'Systems Reliability' through User Minutes of Outage and Degradation, linking the reduction of customer dissatisfiers directly to cost savings.

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2025 scorecard

Metrics	Weight	2025 corporate objectives Threshold (0.5x)	Target (1.0x)	Stretch (1.5x)	Stretch (2.0x)	2025 results Actual	Multiplier
Our Culture Puts Customers & Communities First (50%)							
Culture & Brand[1]	10%	0.50	1.00	1.50	2.00	1.16	0.12
Customers First[2]	40%	0.50	1.00	1.50	2.00	0.81	0.32
We Have a Passion for Growth & Value Creation (50%)							
Free cash flow generation[3] ($ millions)	40%	$1,663	$1,783	$1,903	$2,023	$1,663	0.20
Emerging growth: TELUS Health revenue[4] ($ millions)	10%	$2,073	$2,126	$2,180	$2,233	$2,052	0.00
Multiplier[5]							**0.64**

1 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
2 Measures TELUS' ability to attract and retain customers.
3 Free Cash Flow is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards. For more details on this non-GAAP measure, refer to Appendix B on page 136.
4 Measures revenue growth in the Health Business Unit.
5 Numbers may not always total 1.00 due to rounding.

Achieving target performance would result in a corporate scorecard multiplier of 1.00. With an unwavering focus on putting our customers and communities first, underpinned by our world-leading networks, innovative technology and globally recognized culture, our team delivered solid results on critical operational and financial performance metrics to achieve a 2025 multiplier of 0.64. This score reflects our commitment to setting ambitious, stretch targets that exceed standard industry benchmarks and are intentionally designed to drive exceptional performance.

The underlying metrics that comprise an internally developed index are operational in nature, and therefore sensitive from a competitive standpoint. Detailed disclosure of these metrics would harm TELUS in the intensely competitive markets in which we operate, as they contain information regarding our current and future financial, marketing and operating plans that our competitors would find valuable. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics only represent approximately four per cent of 2025 total direct compensation for both the CEO and the other NEOs. In addition, the targets for these metrics are reviewed by the People Committee to ensure that they require significant effort to achieve.

The chair of the People Committee reviews corporate scorecard results in advance of its quarterly committee meeting and facilitates a line-by-line reconciliation of the scorecard metrics and results against the quarterly financial results. Any proposed adjustments to the scorecard results for payout purposes are subject to this review. In approving adjustments to the scorecard results, the People Committee followed an approach that reflected a reasonable assessment of 2025 performance and was balanced and fair.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

Performance on goals and metrics is evaluated by the People Committee and the Board, using our APPD model and is categorized as either building, strong or extraordinary, as outlined below:

	Building performance	Strong performance	Extraordinary performance
Goals (*what* you do)	Developing toward meeting expectations of the role and required metrics; continuing to focus on developing self (may include new role or level)	Consistently meets expectations of the role and all required metrics (in some assignments may exceed expectations); proactively develops self in role	Consistently exceeds expectations of the role and metrics; successfully develops self beyond the current role by delivering more than expected and achieving extraordinary results
Values (*how* you do it)	Demonstrates behaviour consistent with TELUS values in some situations, while still developing in others	Demonstrates behaviour consistent with all TELUS values in all situations and encourages others to do the same	Exemplifies the TELUS values and inspires others to do the same; is considered a role model to others
Other strategic considerations			

See page 92 for details regarding the process that the People Committee followed to obtain input from each Board member on CEO performance.

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2025 payout

In addition to corporate results, the People Committee and the Board evaluated how Darren's vision and leadership values drove the organization to deliver:

- Progressing our leadership in social capitalism by inspiring the TELUS family to volunteer 1.5 million hours globally in 2025 – more than any other company in the world – marking our ninth consecutive year surpassing one million volunteer hours. Since 2000, TELUS has contributed $1.85 billion, including 2.5 million days of volunteerism, in our global communities.
- TELUS also awarded $2.4 million through the TELUS Student Bursary to more than 600 socially minded post-secondary students in financial need. Since 2023, the Foundation has provided over $6 million in bursaries to 2,000 students across Canada.
- Contributing $150 million in cash to 11,300 charitable initiatives since 2005 through our TELUS Community Boards globally and the TELUS Friendly Future Foundation, helping more than two million youth in need each year.
- Supporting over 1.59 million individuals through the TELUS Connecting for Good and TELUS Wise programs since inception.
- Sourcing 100 per cent of electricity for global operations from renewable or low-emitting sources as of December 31, 2025, reflecting our commitment to transitioning to a low-carbon operating model
- Planting over 6.8 million trees, bringing our total to 26 million, through TELUS Environmental Solutions, an arm of TELUS that partners with like-minded organizations to offer a range of climate solutions designed to make positive social and environmental impacts across the globe
- Surpassing a cumulative 15 million devices diverted from landfills in support of accelerating the circular economy
- Launching our first Avoided Emissions report, outlining how TELUS products and services allow customers and Canadians to avoid emissions.
- Advancing our broadband network builds, with more than 3.7 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable and covering over 90 per cent of the Canadian population (33.3 million) with our 5G network.
- Throughout the past 25 years, TELUS' enterprise value has increased 407 per cent, from $10.5 billion to approximately $53 billion, as compared to an estimated 77 per cent for U.S.-based AT&T, negative 23 per cent for BCE and negative 36 per cent for Australia-based Telstra.
- Over the same period, Adjusted EBITDA has increased 206 per cent to $7.4 billion, as compared to an estimated 97 per cent increase for BCE, 130 per cent increase for AT&T, 12 per cent increase for Telefonica, and 4 per cent for Telstra.

	Revenue growth	EBITDA growth	Net income growth	Customer connections	Enterprise value
TELUS	**242%**	**206%**	**107%**	**383%**	**407%**
BCE	72%	97%	19%	N/A	(42)%
AT&T	154%	130%	256%	N/A	77%
Telefonica	53%	12%	(339)%	N/A	(41)%
Telstra	27%	4%	(38)%	N/A	(36)%
Orange	48%	30%	(81)%	N/A	(47)%
Elisa	96%	205%	184%	N/A	248%
BT Group	6%	30%	(32)%	N/A	(39)%
KPN	(28)%	(1)%	3%	N/A	(53)%
Singtel	196%	54%	65%	N/A	84%

Source: Factset; Company reports. Notations used in the table above: N/A – not applicable.
Note: TELUS 1999 Revenue, EBITDA and Net Income are 12-months trailing from June 30, 2000.

- TELUS' brand value has increased from under $0.5 billion to $12.1 billion, up from $11.7 billion in 2024, ranking as the most valuable telco brand in Canada, and eighth most valuable brand in Canada overall.
- Driving operational and financial results that consistently lead our industry and global peers, including:
  - Realizing industry-leading customer growth of 1,081,000 new mobile and fixed net additions in 2025 – our fourth straight year above one million additions – reflecting our consistently effective operational execution, unmatched bundled product offerings across mobile and home, and customer service excellence over our globally leading networks.
  - Delivering industry-leading postpaid mobile phone churn of 0.97 per cent in 2025, the 12th consecutive year below one per cent, outperforming the 1.22 per cent at BCE and 1.11 per cent at Rogers. Advancing our leadership position in healthcare by covering 161 million lives through our health programs.
  - Delivered industry-leading 3.1 per cent annual TTech EBITDA growth, achieving our full-year target, demonstrating our unparalleled track record of execution excellence, and underpinned by the efficiency and effectiveness programs enacted to address the macroeconomic, regulatory and competitive pressures across the industry.

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  - Achieved stable cash from operations of approximately $4.9 billion and generated industry-leading free cash flow growth of 11 per cent, beating our annual target and reaching an all-time record high of $2.2 billion with strong momentum carrying into 2026 with leading forecasted free cash flow growth of 10 per cent (consistent with multi-year compounded annual growth rate of 10 per cent or more through 2028).
  - Maintained industry-leading capital intensity at a record low of 12 per cent (consistent with 2024) reflecting moderating and industry-low capex profile as well as leading revenue growth outlook for 2026.
  - Strengthened our financial position through disciplined deleveraging with net debt to EBITDA leverage ratio of 3.4x at year end 2025, and ahead of plan, with a target net debt-to-EBITDA ratio of circa 3.3x or lower by the end of 2026 and 3x or better by the end of 2027.
- Continuing TELUS' track record of delivering world-leading shareholder returns; since 2000 through Q3 2025, TELUS' TSR of 661 per cent, outpacing BCE by 343 percentage points, AT&T by 453 percentage points, Verizon by 483 percentage points and the MSCI Telecom Index by 601 percentage points.
- Since 2004, TELUS has returned approximately $30 billion to shareholders, including TELUS team members, who collectively represent our fourth-largest shareholder group among actively managed funds. This includes approximately $25 billion in dividends and $5.3 billion in share repurchases, representing approximately $19 per share.

These achievements will underpin the Company's performance in 2026 and beyond.

Darren's annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. Applying the formula outlined on page 90, this resulted in an annual performance bonus of $1,052,800 (75 per cent of target) and EPSU award of $910,439 (65 per cent of target), reflective of the decrease in TELUS' share price from the beginning to the end of the year, which are equal to 66 per cent and 57 per cent of his annual base salary, respectively, in each instance relative to an 87.5 per cent target award.

	Corporate scorecard multiplier % (80% weight)	Individual performance multiplier % (20% weight)	Bonus award as % of year-end base salary	EPSU award (paid in cash) as % of year-end base salary
CEO – At-target performance	100	100	87.5	87.5
CEO – Actual 2025 performance results	64	120[1]	66	57

1 Reflecting our culture of shared accountability, we calibrated the individual performance multiplier for all team members, including Darren, to balance alignment with overall corporate scorecard results and exceptional executive performance.

In consideration of his significant shareholdings, the People Committee recommended that the Board pay the value of Darren's EPSUs in cash in lieu of granting him EPSUs. The Board, upon this recommendation, awarded Darren a total cash payment (comprising his annual performance bonus plus cash in lieu of EPSUs) of $1,963,239 (70 per cent of target).

Darren has served as CEO for 26 years, consistently demonstrating extraordinary leadership. The Board rates his retention value in the highest category for the CEO, recognizing his essential role in guiding our succession planning strategy and ensuring a seamless transition to his successor, Victor. Notably, Darren's base salary remained flat for nine years, from 2012 through 2021. Underscoring his confidence in our financial health and long-term strategy, Darren elected to receive the entirety of his base salary in TELUS shares from 2010 to 2015 and resumed this practice in 2024 and is continuing such through 2026 and 2027.

For his February 2025 LTI grant, the People Committee prioritized retaining Darren to guide our growth portfolio while we continued our CEO succession process. Acknowledging his full eligibility for retirement vesting, alongside his exceptional leadership and long-term contributions to the success of TELUS, the Board awarded Darren $15,000,000 in LTI. This grant consists of 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs, subject to performance criteria outlined on pages 93 to 94.

The People Committee compared Darren's total compensation to the next highest paid NEO, determining the ratio is reasonable and aligns with our succession strategy. Darren's exemplary leadership as CEO provided the critical time needed to support the development of internal candidates with the necessary executive scope and leadership acumen.

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At-risk pay – Doug French, Navin Arora, Zainul Mawji, and Sandy McIntosh

Business unit and individual performance

As previously indicated, 70 per cent of an ELT member's bonus and EPSU award is based on corporate scorecard performance, while the combination of business unit and individual performance comprises the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While metrics vary greatly from one business unit to another, they all support the overall corporate objectives, since they cover the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency.

As in the corporate scorecard, performance targets in business unit scorecards are generally set to be increasingly challenging, in order to promote continuous stretch and performance improvement each year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

The following table outlines some of the key metrics by performance area for each ELT member identified as an NEO.

	Business unit performance					
		Our Culture Puts Customers & Communities First		We Have a Passion for Growth & Value Creation		
Name	Business unit	Weight	Key metrics	Weight	Key metrics	Individual performance
Doug French	Corporate Affairs and Finance	15%	• Engagement/social purpose	85%	• Enabling Partnerships Index[1] • Supply Operations Index[1] • Simple cash flow • Post-acquisition integration effectiveness • TELUS free cash flow • EBITDA	CEO and People Committee assessment of goals, values and other strategic considerations
Navin Arora	Business Solutions	60%	• Engagement/social purpose • WLN & WLS gross adds • WLS churn • Reducing cost-to-serve	40%	• B2B cross-sell closed-won total contract value growth • EBITDA	
	Agriculture & Consumer Goods	40%	• Engagement/social purpose • Total contract value growth • Customer net dollar retention	60%	• Revenue • EBITDA • Post-acquisition integration effectiveness	
	Health	40%	• Engagement/social purpose • Annual contract value won • Annual contract value loss	60%	• EBITDA • Revenue • Post-acquisition integration effectiveness	
Zainul Mawji	Consumer Solutions	10%	• Engagement/social purpose	90%	• Gross loading • Customer retention • Reducing cost-to-serve • EBITDA	
Sandy McIntosh	People & Culture	60%	• Engagement/social purpose • Enabling Partnership Index[1] • P&C co-pilot CSAT • Well-being initiatives engagement & impact	40%	• EBITDA • Post-acquisition integration effectiveness	

1 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.

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Once business unit performance is assessed, the CEO and People Committee evaluate each ELT member's individual performance. Consistent with the approach for the CEO, ELT individual performance is measured by our APPD model reflecting results against goals (*what* you do), values (*how* you do it) and other strategic considerations. The CEO and People Committee use this assessment to adjust the business unit results up or down in order to arrive at an overall business unit/individual performance payout.

2025 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on page 90. Based on corporate performance as measured by the corporate scorecard, and each executive's effective individual performance, the People Committee approved the annual performance bonuses and EPSU awards outlined below. The average annual performance bonus and EPSU award for the ELT was 34 per cent and 29 per cent of their respective base salaries, each relative to a 50 per cent target award, which translates to awards equal to 68 per cent and 59 per cent of target.

	Doug French EVP and CFO	Navin Arora EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions	Zainul Mawji EVP and President, Consumer Solutions	Sandy McIntosh EVP, People & Culture and CHRO
Corporate performance (weighting)	70%	70%	70%	70%
Corporate performance multiplier	64%	64%	64%	64%
Business unit/individual performance (weighting)	30%	30%	30%	30%
Business unit/individual performance multiplier	80%	75%	75%	80%
Performance bonus award	$292,400	$269,200	$269,200	$223,600
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	34	34	34	34
EPSU award	$252,862	$232,799	$232,799	$193,365
As a percentage of base salary (target)	50	50	50	50
As a percentage of base salary (actual)	30	29	29	30
Talent summary outcome (TDC[1] positioning)	3rd quartile	3rd quartile	3rd quartile	3rd quartile
Long-term incentives[2]	$3,400,000	$4,000,000	$4,000,000	$2,400,000
Percentage of TDC[1] related to internally developed indices in the corporate scorecard[3]	4%	3.3%	3.3%	4.2%

1 Total direct compensation (TDC) includes base salary, annual performance bonus, EPSUs and long-term incentives.
2 Fifty per cent in time-vested RSUs, 50 per cent in performance-contingent RSUs.
3 Internally developed indices reflect 50 per cent of the 2025 corporate scorecard.

The business unit/individual performance multiplier for each ELT member was calibrated to ensure alignment with the overall corporate scorecard results.

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Performance graph and NEO compensation

The following graph compares TELUS' five-year share price performance ending December 31, 2025, against the Canadian stock market (S&P/TSX Composite Index) and BCE Inc., a prominent peer in our comparator group, and total realized/realizable compensation for our Chief Executive Officer (CEO) and Named Executive Officers (NEOs) for the past five years ending 2025.

For comparison purposes, we have assumed:

- $100 initial investment in TELUS shares and market indexes at December 31, 2020, with dividends reinvested over the period
- TELUS CEO and NEO compensation consists of actual base salary paid, actual performance bonus paid, actual value of EPSUs paid in cash and realized/realizable value of RSUs awarded during the year.

From 2000 into 2022, TELUS' total shareholder return (TSR) of 833% outperformed the TSX and the MSCI Telecom Index by 477 and 822 percentage points respectively. From 2021 through 2025, TELUS' TSR was -3.5%, while the S&P/TSX was 111%.

Since 2023, TELUS' performance was impacted by a series of exogenous events. This included higher regulatory intervention, increased competitive price intervention and promotional intensity in wireless and wireline services, and manufactured short selling of TELUS by U.S. based hedge funds in the second half of 2025, amplified by year-end tax loss selling.

TELUS delivered strong competitive performance, outpacing BCE by 12 percentage points. This places us firmly in the upper tier of our direct peer group and demonstrates our continued market strength.


Total direct compensation
(millions)
$70
$60
$50
$40
$30
$20
$10
$0
Value of an initial
$100 investment
$220
$170
$120
$70
$20
$-30

	2020	2021	2022	2023	2024	2025
TELUS shares	$100	$124	$113	$108	$96	$96
S&P/TSX Composite Index	$100	$125	$118	$132	$160	$211
BCE	$100	$128	$122	$115	$81	$85
CEO realized/realizable compensation	$19,458,959	$14,494,750	$10,263,760	$12,077,977	$11,187,684	$15,674,220
NEO realized/realizable compensation[1]	$35,860,247	$28,120,222	$22,502,803	$25,054,332	$22,993,206	$31,875,950

1 Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year's information circular. Realized/realizable compensation consists of actual base salary paid (for CEO factoring in the value of shares received in lieu of salary, as Darren has elected to receive his salary in shares since August 2024), actual performance bonus paid, actual value of EPSUs paid in cash, the realized value of RSUs paid out during the year and the realizable value of RSUs awarded during the year, which have not vested. For 2020 to 2022, realized RSU value reflects actual performance multipliers and value at vesting (i.e. actual value of RSUs that has been paid out); for 2024 through 2025, realizable RSU value reflects interim performance multipliers and TELUS' share price ending December 31, 2025, as RSUs have not yet vested.

The above illustrates the value of realized/realizable compensation. Our CEO's compensation is significantly performance-based, with 50 per cent of annual restricted share unit (RSU) grants subject to rigorous performance conditions tied to Total Shareholder Return (TSR) and operational metrics. As shown above, the actual value of compensation is directionally aligned with TELUS' TSR, supporting TELUS' strong linkage between pay and performance.

110 • TELUS 2026 INFORMATION CIRCULAR

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 111 TELUS TSR performance and historical CEO compensation Our total shareholder return (TSR, share price appreciation plus reinvested dividends) has performed strongly compared to our closest peers and the broader market over multiple long-term time periods. In determining Darren’s 2025 compensation, the People Committee considered how he continued to drive meaningful shareholder value, delivering a total return of 661 per cent since 2000 (through Q3 2025), outpacing BCE by 343 percentage points, AT&T by 453 percentage points, Verizon by 483 percentage points and the MSCI Telecom Index by 601 percentage points. TELUS’ share price experienced unprecedented pressure in the second half of 2025 from a coordinated “shorting” effort by U.S. hedge funds. This activity and resulting share price reaction was not reflective of our business fundamentals and meaningful growth opportunities. Indeed, our top analysts and key investors have expressed their continued support of TELUS, and are confident that our team will navigate and execute through this temporary share price pressure with the grit and execution excellence characteristic of TELUS. As such, our total shareholder return charts precede this shorting campaign. TELUS TSR performance against S&P/TSX Composite Index and the MSCI Telecom Index TELUS TSR performance against Canadian peers (since 2025) +3.7% -26% -14% Dec. 22 Mar. 23 Jun. 23 Sep. 23 Dec. 23 Mar. 24 Jun. 24 Sep. 24 Dec. 24 Mar. 25 Jun. 25 $50 $125 $100 $75 (millions) 2023 2021 2025 2021 2022 2023 2024 2025 $50 (millions) +18% -1.7% -10% TELUS BCE Rogers $75 $125 $100 $150 Feb. 25 Apr. 25 Jun. 25 $60 Dec. 24 (millions) +22% +12% +15% TELUS BCE Rogers $140 $80 $100 $180 $160 $120 TELUS BCE Rogers 2005 2015 $0 $700 $600 $900 $500 $400 $300 $200 $100 $1,000 $800 2000 2001 2002 2003 2004 2006 2007 2008 2009 2010 2011 2012 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +661% +551% +60% TELUS S&P/TSX MSCI Telecom Index TELUS TSR performance against S&P/TSX Composite Index and the MSCI Telecom Index +3.7% -26% -14% Dec. 22 Mar. 23 Jun. 23 Sep. 23 Dec. 23 Mar. 24 Jun. 24 Sep. 24 Dec. 24 Mar. 25 Jun. 25 $50 $125 $100 $75 (millions) 2023 2021 2025 2021 2022 2023 2024 2025 $50 (millions) +18% -1.7% -10% TELUS BCE Rogers $75 $125 $100 $150 Feb. 25 Apr. 25 Jun. 25 $60 Dec. 24 (millions) +22% +12% +15% TELUS BCE Rogers $140 $80 $100 $180 $160 $120 TELUS BCE Rogers 2005 2015 $0 $700 $600 $900 $500 $400 $300 $200 $100 $1,000 $800 2000 2001 2002 2003 2004 2006 2007 2008 2009 2010 2011 2012 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +661% +551% +60% TELUS S&P/TSX MSCI Telecom Index TELUS TSR performance against S&P/TSX Composite Index and the MSCI Telecom Index TELUS TSR performance against Canadian peers (since 2023) +3.7% -26% -14% Dec. 22 Mar. 23 Jun. 23 Sep. 23 Dec. 23 Mar. 24 Jun. 24 Sep. 24 Dec. 24 Mar. 25 Jun. 25 $50 $125 $100 $75 (millions) 2023 2021 2025 2021 2022 2023 2024 2025 $50 (millions) +18% -1.7% -10% TELUS BCE Rogers $75 $125 $100 $150 Feb. 25 Apr. 25 Jun. 25 $60 Dec. 24 (millions) +22% +12% +15% TELUS BCE Rogers $140 $80 $100 $180 $160 $120 TELUS BCE Rogers 2005 2015 $0 $700 $600 $900 $500 $400 $300 $200 $100 $1,000 $800 2000 2001 2002 2003 2004 2006 2007 2008 2009 2010 2011 2012 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +661% +551% +60% TELUS S&P/TSX MSCI Telecom Index TELUS TSR performance against S&P/TSX Composite Index and the MSCI Telecom Index TELUS TSR performance against Canadian peers (since 2021) +3.7% -26% -14% Dec. 22 Mar. 23 Jun. 23 Sep. 23 Dec. 23 Mar. 24 Jun. 24 Sep. 24 Dec. 24 Mar. 25 Jun. 25 $50 $125 $100 $75 (millions) 2023 2021 2025 2021 2022 2023 2024 2025 $50 (millions) +18% -1.7% -10% TELUS BCE Rogers $75 $125 $100 $150 Feb. 25 Apr. 25 Jun. 25 $60 Dec. 24 (millions) +22% +12% +15% TELUS BCE Rogers $140 $80 $100 $180 $160 $120 TELUS BCE Rogers 2005 2015 $0 $700 $600 $900 $500 $400 $300 $200 $100 $1,000 $800 2000 2001 2002 2003 2004 2006 2007 2008 2009 2010 2011 2012 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +661% +551% +60% TELUS S&P/TSX MSCI Telecom Index TELUS TSR performance against S&P/TSX Composite Index and the MSCI Telecom Index Since 2000 through Q3, 2025, TELUS’ TSR of 661 per cent outpaced the S&P/TSX Index by 110 percentage points and the MSCI Telecom Index by 601 percentage points. Since 2023, TELUS outperformed Rogers and BCE by 18 and 30 percentage points, respectively. Since 2025 through Q3, 2025, TELUS’ TSR of 22 per cent outpaced BCE’s result of 12 per cent and Rogers’ result of 15 per cent. Since 2021, TELUS outperformed Rogers and BCE by 20 and 28 percentage points, respectively.

Executive compensation at TELUS 112 • TELUS 2026 INFORMATION CIRCULAR TELUS vs. NA telco peers and MSCI index over 10+ years Over 10+ years, TELUS has outperformed BCE by 75 percentage points. $0 $500 $450 $200 $300 $350 $150 $250 $100 $50 $400 (millions) 15 yrs $75 $200 $175 $125 $150 $100 $250 $225 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +94% +102% +82% +62% +19% +299% +210% +171% +164% +133% TELUS MSCI Telecom Index BCE Verizon AT&T TELUS MSCI Telecom Index BCE Verizon AT&T 10 yrs 2015 $0 $500 $700 $400 $300 $200 $100 $800 $600 2005 2006 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +526% +248% +384% +255% +275% TELUS MSCI Telecom Index BCE Verizon AT&T 20 yrs 2007 2008 2009 2010 2011 2012 Since 2019 through Q3 2025 (and each subsequent year through Q3 2025), TELUS has consistently outperformed BCE and Rogers, delivering industry-leading TSR over those multiple reporting periods. Total shareholder return – ranking TELUS BCE Rogers 2019 (Dec. 31, 2018 – Aug. 21, 2025) #1 #2 #3 2020 (Dec. 31, 2019 – Aug. 21, 2025) #1 #3 #2 2021 (Dec 31, 2020 – Aug. 21, 2025) #1 #3 #2 2022 (Dec. 31, 2021 – Aug. 21, 2025) #1 #3 #2 2023 (Dec 31, 2022 – Aug. 21, 2025) #1 #3 #2 2024 (Dec. 31, 2023 – Aug. 21, 2025) #1 #3 #2 2025 (Dec. 31, 2024 – Aug. 21, 2025) #1 #3 #2 TELUS vs. NA telco peers and MSCI index over 20+ years Over 20+ years, TELUS has outperformed BCE by 251 percentage points and the MSCI by 278 percentage points. $0 $500 $450 $200 $300 $350 $150 $250 $100 $50 $400 (millions) 15 yrs $75 $200 $175 $125 $150 $100 $250 $225 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +94% +102% +82% +62% +19% +299% +210% +171% +164% +133% TELUS MSCI Telecom Index BCE Verizon AT&T TELUS MSCI Telecom Index BCE Verizon AT&T 10 yrs 2015 $0 $500 $700 $400 $300 $200 $100 $800 $600 2005 2006 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +526% +248% +384% +255% +275% TELUS MSCI Telecom Index BCE Verizon AT&T 20 yrs 2007 2008 2009 2010 2011 2012 TELUS vs. NA telco peers and MSCI index over 15+ years Over 15+ years, TELUS has outperformed BCE by 166 percentage points and the MSCI by 128 percentage points. TELUS’ TSR remains the highest amongst comparators. $0 $500 $450 $200 $300 $350 $150 $250 $100 $50 $400 (millions) 15 yrs $75 $200 $175 $125 $150 $100 $250 $225 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +94% +102% +82% +62% +19% +299% +210% +171% +164% +133% TELUS MSCI Telecom Index BCE Verizon AT&T TELUS MSCI Telecom Index BCE Verizon AT&T 10 yrs 2015 $0 $500 $700 $400 $300 $200 $100 $800 $600 2005 2006 2013 2014 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 (millions) +526% +248% +384% +255% +275% TELUS MSCI Telecom Index BCE Verizon AT&T 20 yrs 2007 2008 2009 2010 2011 2012

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 113 The following graphs compare the cumulative TSR on TELUS’ shares over various time periods to the cumulative total return for the S&P/TSX Composite Index and the MSCI Telecom Index, and total compensation awarded to our CEO. These rates of return assume an initial investment of $100 and reinvestment of dividends, and adjust for the two-for-one split of TELUS shares that took effect on April 16, 2013, and March 17, 2020. Fifteen year performance (December 31, 2000, to December 31, 2015) 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 $0 $5 $10 $20 $15 $0 $100 $200 $300 $400 20YR +231% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $0 $20 $15 $40 $35 $30 $25 $10 $5 $0 $800 $600 $500 $300 $100 $700 $400 $200 2004 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +220% +112% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 +49% +56% +89% 2001 2002 2003 2004 2005 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 2000 Total direct compensation (millions) Value of an initial $100 investment +34% -29% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 10 +429% +38% 25YR +599% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,000 $800 $600 $400 $100 $900 $700 $500 $300 Total direct compensation (millions) Value of an initial $100 investment TELUS CEO compensation as reported CEO actual total direct compensation value S&P/TSX MSCI Telecom Index +410% • Five year performance (December 31, 2000, to December 31, 2005) - TAB "5 Year (2000-2005) + CEO Pay" • Ten year performance (December 31, 2000, to December 31, 2010) - TAB "10 Year (2000-2010) + CEO Pay" • Fifteen year performance (December 31, 2000, to December 31, 2015) - TAB "15 Year (2000-2015) + CEO Pay" • Twenty year performance (December 31, 2000, to December 31, 2020) - TAB "20 Year (2000-2020) + CEO Pay" • Twenty five year performance (December 31, 2000, to December 31, 2025) - TAB "25 Year (2000-2025) + +151% +88% +0.2% Five year performance (December 31, 2000, to December 31, 2005) 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 $0 $5 $10 $20 $15 $0 $100 $200 $300 $400 20YR +231% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $0 $20 $15 $40 $35 $30 $25 $10 $5 $0 $800 $600 $500 $300 $100 $700 $400 $200 2004 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +220% +112% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 +49% +56% +89% 2001 2002 2003 2004 2005 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 2000 Total direct compensation (millions) Value of an initial $100 investment +34% -29% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 10 +429% +38% 25YR +599% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,000 $800 $600 $400 $100 $900 $700 $500 $300 Total direct compensation (millions) Value of an initial $100 investment TELUS CEO compensation as reported CEO actual total direct compensation value S&P/TSX MSCI Telecom Index +410% • Five year performance (December 31, 2000, to December 31, 2005) - TAB "5 Year (2000-2005) + CEO Pay" • Ten year performance (December 31, 2000, to December 31, 2010) - TAB "10 Year (2000-2010) + CEO Pay" • Fifteen year performance (December 31, 2000, to December 31, 2015) - TAB "15 Year (2000-2015) + CEO Pay" • Twenty year performance (December 31, 2000, to December 31, 2020) - TAB "20 Year (2000-2020) + CEO Pay" • Twenty five year performance (December 31, 2000, to December 31, 2025) - TAB "25 Year (2000-2025) + +151% +88% +0.2% Ten year performance (December 31, 2000, to December 31, 2010) 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 $0 $5 $10 $20 $15 $0 $100 $200 $300 $400 20YR +231% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $0 $20 $15 $40 $35 $30 $25 $10 $5 $0 $800 $600 $500 $300 $100 $700 $400 $200 2004 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +220% +112% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 +49% +56% +89% 2001 2002 2003 2004 2005 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 2000 Total direct compensation (millions) Value of an initial $100 investment +34% -29% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 10 +429% +38% 25YR +599% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,000 $800 $600 $400 $100 $900 $700 $500 $300 Total direct compensation (millions) Value of an initial $100 investment TELUS CEO compensation as reported CEO actual total direct compensation value S&P/TSX MSCI Telecom Index +410% • Five year performance (December 31, 2000, to December 31, 2005) - TAB "5 Year (2000-2005) + CEO Pay" • Ten year performance (December 31, 2000, to December 31, 2010) - TAB "10 Year (2000-2010) + CEO Pay" • Fifteen year performance (December 31, 2000, to December 31, 2015) - TAB "15 Year (2000-2015) + CEO Pay" • Twenty year performance (December 31, 2000, to December 31, 2020) - TAB "20 Year (2000-2020) + CEO Pay" • Twenty five year performance (December 31, 2000, to December 31, 2025) - TAB "25 Year (2000-2025) + +151% +88% +0.2% Over 10 years, TELUS’ TSR and CEO compensation was +56% CEO. TELUS’ TSR outperformed the MSCI Index by 55.8 percentage points. Over five years, TELUS’ TSR was +34% and CEO compensation was +18%. TELUS’ TSR outperformed the MSCI Index by 63 percentage points. Over 15 years, TELUS’ TSR was +220% and CEO compensation was +99%. TELUS’ TSR outperformed the MSCI Index by 171 percentage points and the TSX by 108 percentage points.

Executive compensation at TELUS 114 • TELUS 2026 INFORMATION CIRCULAR Since 2000, TELUS’ performance has exceeded the second-place comparator by an average of 228 percentage points when compared against incumbent or top telecoms in each country that are included in the MSCI Telecom Index: TELUS’ world ranking versus all incumbent telecoms Percentage points ahead of number two comparator 2000 to 2004 #1 +15 2000 to 2005 #1 +56 2000 to 2006 #1 +60 2000 to 2007 #1 +10 2000 to 2008 #1 +30 2000 to 2009 #3 – 2000 to 2010 #1 +18 2000 to 2011 #1 +33 2000 to 2012 #1 +64 2000 to 2013 #1 +83 2000 to 2014 #1 +43 2000 to 2015 #2 – 2000 to 2016 #1 +1 2000 to 2017 #1 +97 2000 to 2018 #1 +118 2000 to 2019 #1 +132 2000 to 2020 #1 +170 2000 to 2021 #1 +169 2000 to 2022 #1 +101 2000 to 2023 #1 +22 2000 to 2024 #1 +191 2000 to 2025 #1 +228 Over 20 years, TELUS’ TSR was +429% and CEO compensation was +174%. TELUS’ TSR outperformed the MSCI Index by 341 percentage points and the TSX by 198 percentage points. Over 25 years, TELUS’ TSR was +410% and CEO compensation was +324%. TELUS’ TSR outperformed the MSCI Index by 259 percentage points. Twenty year performance (December 31, 2000, to December 31, 2020) 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 $0 $5 $10 $20 $15 $0 $100 $200 $300 $400 20YR +231% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $0 $20 $15 $40 $35 $30 $25 $10 $5 $0 $800 $600 $500 $300 $100 $700 $400 $200 2004 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +220% +112% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 +49% +56% +89% 2001 2002 2003 2004 2005 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 2000 Total direct compensation (millions) Value of an initial $100 investment +34% -29% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 10 +429% +38% 25YR +599% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,000 $800 $600 $400 $100 $900 $700 $500 $300 Total direct compensation (millions) Value of an initial $100 investment TELUS CEO compensation as reported CEO actual total direct compensation value S&P/TSX MSCI Telecom Index +410% • Five year performance (December 31, 2000, to December 31, 2005) - TAB "5 Year (2000-2005) + CEO Pay" • Ten year performance (December 31, 2000, to December 31, 2010) - TAB "10 Year (2000-2010) + CEO Pay" • Fifteen year performance (December 31, 2000, to December 31, 2015) - TAB "15 Year (2000-2015) + CEO Pay" • Twenty year performance (December 31, 2000, to December 31, 2020) - TAB "20 Year (2000-2020) + CEO Pay" • Twenty five year performance (December 31, 2000, to December 31, 2025) - TAB "25 Year (2000-2025) + +151% +88% +0.2% Twenty five year performance (December 31, 2000, to December 31, 2025) 2000 2001 2002 2003 2005 2006 2007 2008 2009 2010 $0 $5 $10 $20 $15 $0 $100 $200 $300 $400 20YR +231% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 $0 $20 $15 $40 $35 $30 $25 $10 $5 $0 $800 $600 $500 $300 $100 $700 $400 $200 2004 Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment Total direct compensation (millions) Value of an initial $100 investment +220% +112% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0 $5 $10 $15 $20 $25 $30 $0 $100 $200 $300 $400 $500 $600 +49% +56% +89% 2001 2002 2003 2004 2005 $0 $8 $6 $4 $2 $10 $14 $12 $0 $100 $200 2000 Total direct compensation (millions) Value of an initial $100 investment +34% -29% CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index CEO compensation TELUS S&P/TSX MSCI Telecom Index 15 5 10 +429% +38% 25YR +599% 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 $0 $20 $60 $50 $40 $30 $10 $0 $200 $1,000 $800 $600 $400 $100 $900 $700 $500 $300 Total direct compensation (millions) Value of an initial $100 investment TELUS CEO compensation as reported CEO actual total direct compensation value S&P/TSX MSCI Telecom Index +410% • Five year performance (December 31, 2000, to December 31, 2005) - TAB "5 Year (2000-2005) + CEO Pay" • Ten year performance (December 31, 2000, to December 31, 2010) - TAB "10 Year (2000-2010) + CEO Pay" • Fifteen year performance (December 31, 2000, to December 31, 2015) - TAB "15 Year (2000-2015) + CEO Pay" • Twenty year performance (December 31, 2000, to December 31, 2020) - TAB "20 Year (2000-2020) + CEO Pay" • Twenty five year performance (December 31, 2000, to December 31, 2025) - TAB "25 Year (2000-2025) + +151% +88% +0.2%

Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 115 Clawback policy Since January 1, 2013, TELUS has had in place a clawback policy that allows it to recover or cancel certain incentives or deferred compensation paid to executive officers in circumstances where: 1. There has been a material misrepresentation or error resulting in the restatement of TELUS’ financial statements 2. An executive would have received less incentive compensation based on the restated financial results, and 3. The executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. In the circumstances described above, the Board may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required: • Annual performance bonus • Unvested options, EPSUs and RSUs • Vested but unexercised options • Any monetary payments and shares received from the exercise or redemption of options, EPSUs and RSUs. The Board may seek recoupment in the circumstances described above if the restatement of financial statements occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions. On August 3, 2023, TELUS revised the clawback policy to include an addendum that complies with the requirements of the U.S. Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange (NYSE). For as long as TELUS has securities listed on the NYSE, and subject to limited exceptions, TELUS will recover incentive-based compensation erroneously received by certain current or former executive officers on or after October 2, 2023, during the three completed fiscal years immediately preceding the year in which TELUS is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements under securities laws. Recovery of the amount in excess of what would have been paid based on the restated results is required regardless of whether any misconduct contributed to the accounting restatement. TELUS’ obligations under the addendum apply in addition to the other provisions of the clawback policy outlined above, but amounts recoverable under one component of the clawback policy are not subject to duplicative recovery under another component. To date, TELUS has not had to claw back any compensation pursuant to this policy. TELUS has also not previously encountered a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place. Share ownership requirement Our executive share ownership requirement has been in effect for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a dollar value equivalent in TELUS shares based on targets that vary by position. This is a more rigorous requirement than typical market practice, as we do not include the value of any outstanding options, RSUs or executive performance share units (EPSUs) when determining whether the ownership requirement has been met. In our view, an executive purchasing shares with their own funds more clearly demonstrates their commitment to TELUS and our future success. The following table summarizes our share ownership requirements for TELUS’ CEO and executive leadership team (ELT): Share ownership guidelines (excluding options, EPSUs and RSUs) CEO 7x annual base salary, to be attained within five years of hire or promotion ELT 3x annual base salary, to be attained within five years of hire or promotion We require executives who have not met their share ownership requirement to take 50 per cent of net payout (after taxes) in shares instead of cash, unless that executive is pursuing other means of meeting the requirement. In addition, an executive must continue to hold a number of shares equal to the ownership requirement for one year following retirement. To further align compensation with shareholders’ interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets: Share ownership guidelines (excluding options, MPSUs and RSUs) Senior vice-presidents 0.75x annual base salary, to be attained within four years of hire or promotion Vice-presidents 0.50x annual base salary, to be attained within four years of hire or promotion Directors 0.25x annual base salary, to be attained within five years of hire or promotion In consideration of their voluntary participation, senior managers are eligible for annual grants of medium-term incentives in the form of management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. In 2025, these annual targets ranged from $10,000 for directors to $50,000 for senior vice-presidents. Actual awards are adjusted up or down from target based on corporate, business unit and individual performance multipliers for the performance year, in the same way that annual performance bonuses are adjusted. Thus, actual MPSU grants can range from zero (for substandard performance) to 200 per cent of target (for exceptional performance), with the average at approximately 100 per cent.

EXECUTIVE COMPENSATION AT TELUS

MPSUs are awarded under the performance share unit (PSU) Plan and are similar to EPSUs, except that they are not subject to reduction as a result of share price decline during the performance year. MPSUs vest one-third every year over a period of just under three years. If share ownership targets are not met within the required time frames or are not maintained, managers will not be eligible to receive an MPSU award.

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO at December 31, 2025. It also summarizes total shareholdings as a multiple of the individual's annualized year-end base salary, relative to share ownership requirements.

Name	2025 base salary at year-end	Total shares	Value of shares[1]	Value of shareholdings as a multiple of base salary[2]	Total EPSUs/RSUs	Value of EPSUs/RSUs[1]	Total equity (shares/ EPSUs/RSUs)	Value of total equity[1]	Value of total equity as a multiple of base salary
Darren Entwistle	$1,600,000	1,134,003	$20,514,114	12.8x	1,443,823	$26,118,758	2,577,826	$46,632,872	29.1x
Doug French	$850,000	145,402	$2,630,322	3.1x	345,338	$6,247,164	490,740	$8,877,487	10.4x
Navin Arora	$800,000	234,406	$4,240,405	5.3x	385,623	$6,975,920	620,029	$11,216,325	14.0x
Zainul Mawji	$800,000	276,989	$5,010,731	6.3x	397,805	$7,196,292	674,794	$12,207,023	15.3x
Sandy McIntosh	$650,000	180,425	$3,263,888	5.0x	241,470	$4,368,192	421,895	$7,632,081	11.7x

1 TELUS' TSX closing share price on December 31, 2025 was $18.09.
2 Excludes EPSUs and RSUs, per TELUS' requirements.

All NEOs met their share ownership requirements in 2025.

We emphasize that our share ownership requirements are more challenging than market norms in that they only consider the value of TELUS shares (as opposed to also considering the value of outstanding options, EPSUs and RSUs).

Conclusion

The People Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to TELUS' future success, thereby enhancing shareholder value. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the People, Culture and Compensation Committee

Mary Jo Haddad (Chair)

Raymond Chan

Hazel Claxton

Lisa de Wilde

Christine Magee

David Mowat

Marc Parent

116 • TELUS 2026 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

($)	Year	Salary	Share-based awards[1,2,3]	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation[4,5]	All other compensation
					Annual incentive plans	Long-term incentive plans			
Darren Entwistle	2025	1,600,000[6]	15,910,439[7]	–	1,052,800	–	934,000	149,307	**19,646,546**
President and Chief Executive Officer (CEO)	2024	1,600,000[6]	16,003,897[7]	–	1,187,200	–	1,683,000	142,211	**20,616,308**
	2023	1,600,000	16,181,066[7]	–	1,321,600	–	1,809,000	152,623	**21,064,289**
Doug French	2025	850,000	3,652,862	–	292,400	–	121,000	278,439[9]	**5,194,701**
Executive Vice-president (EVP) and	2024	837,500	3,757,428	–	304,432	–	720,000	275,574[9]	**5,894,933**
Chief Financial Officer (CFO)	2023	787,500	3,485,376	–	319,332	–	616,000	282,873[9]	**5,491,081**
Navin Arora	2025	800,000	4,232,799	–	269,200	–	18,000	279,210[9]	**5,599,209**
EVP and President, TELUS Business Solutions,	2024	787,500	3,992,059	–	286,257	–	702,000	281,238[9]	**6,049,053**
TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions	2023	725,000	3,462,727	–	293,988	–	1,333,000[8]	285,480[9]	**6,100,195**
Zainul Mawji	2025	800,000	4,232,799	–	269,200	–	140,000	67,795	**5,509,794**
EVP and President, Consumer Solutions	2024	787,500	3,992,059	–	286,257	–	720,000	60,049	**5,845,864**
	2023	712,500	3,458,197	–	288,919	–	1,654,000[8]	64,880	**6,178,496**
Sandy McIntosh	2025	650,000	2,593,365	–	223,600	–	135,000	58,612	**3,660,577**
EVP, People & Culture and	2024	643,750	2,597,873	–	234,003	–	416,000	68,861	**3,960,487**
Chief Human Resources Officer	2023	625,000	2,432,518	–	260,185	–	312,000	62,869	**3,692,572**

1 The value of share-based awards captures both executive performance stock units (EPSUs) and restricted share units (RSUs).

2 EPSUs were granted on February 23, 2026 at a value of $18.48 per unit, which matched the accounting fair value.

3 The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the five trading days immediately preceding February 21, 2025. These RSUs were granted on February 25, 2025 at a value of $21.67 per unit, which matched the accounting fair value for the time-vested RSUs (representing 50 per cent of the total RSU grant value) and for the total customer connections (TCC) and free cash flow (FCF) portions of the performance-contingent RSUs (each representing 16.7 per cent of the total RSU grant value), assuming a target multiplier. The accounting fair value for the relative TSR portion of the performance-contingent RSUs (representing 16.7 per cent of the total RSU grant value) was an estimation reflecting a variable payout, determined through a Monte Carlo simulation.

4 All other compensation includes perquisites. Darren's perquisites include a vehicle allowance valued at $40,800 and enhanced family medical coverage valued at $39,000.

5 All other compensation includes employer contributions under the Employee Share Purchase Plan and telecommunications concessions (including gross-ups for applicable taxes).

6 Effective August 2024 and until his retirement and during his advisory role in 2026 and 2027, Darren is taking his entire base salary in TELUS shares.

7 In light of his significant shareholdings, Darren typically receives cash in lieu of EPSU grants.

8 Due to market-based salary increases above prior years, named executive officers (NEOs) experienced a large compensatory change in pension values. As TELUS' defined benefit pension plan provides annual benefits based on members' earnings at retirement, higher salaries impact the projected final average earnings compared to the previous year's estimates.

9 All other compensation includes RSUs granted to Doug and Navin for service on the board of TELUS Digital.

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EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

The following table summarizes all outstanding share-based awards held by each NEO at December 31, 2025. We note that none of the NEOs have held options since 2014.

	Share-based awards[1]		
Name	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Entwistle	1,443,823	26,118,758	–
Doug French	345,338	6,247,164	–
Navin Arora	385,623	6,975,920	–
Zainul Mawji	385,553	6,974,654	221,639
Sandy McIntosh	241,470	4,368,192	–

1 Includes reinvested dividends or dividend equivalents.
2 Market or payout values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested on December 31, 2025 at a price of $18.09, the closing share price on the TSX on December 31, 2025.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2025 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 125 to 133.

Name	Share-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Darren Entwistle	7,975,311	1,052,800
Doug French	1,983,092	292,400
Navin Arora	1,959,695	269,200
Zainul Mawji	1,951,119	269,200
Sandy McIntosh	1,395,050	223,600

1 Amounts reflect the final one-third tranche of EPSUs and MPSUs granted in 2023, the second one-third tranche of EPSUs granted in 2024, the first one-third tranche of EPSUs granted in 2025 and RSUs granted in 2023, all of which vested on November 20, 2025 at a price of $19.85.

Payout calculation of 2023 RSUs

Performance-contingent RSUs that were granted in 2023 vested on November 20, 2025. The following table summarizes TELUS' results and the corresponding payout factors.

Metric	Result (as of September 30, 2025)	Payout factor
Relative total shareholder return (TSR) (75% weight)	TELUS' TSR ranked at the 23rd percentile against the performance comparator group	0.0%
Total customer connections[1] (TCC) (25% weight)	TELUS' TCC was composed of: • 2023 performance (33%): 125.6% payout factor • 2024 performance (33%): 93.8% payout factor • 2025 performance (33%): 33.9% payout factor	86.1%
Overall payout factor		**21.5%**

1 Starting in 2019, TCC captures certain connections from the corporate scorecard net additions index.

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EXECUTIVE COMPENSATION AT TELUS

Benefits and perquisites

As mentioned on page 89, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer all employees the opportunity to purchase TELUS shares through regular payroll deductions, with an employer match rate of 20 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 117.

We have several policies regarding perquisites that are regularly reviewed by the People, Culture and Compensation Committee (PCCC or People Committee) to ensure they remain appropriate and aligned with market practices. Perquisites that are provided to executives include: executive health plan, flexible perquisite account intended to cover financial and retirement counselling, vehicle allowance and telecom benefits for the executive's home (for work and personal use). We note that our NEOs do not use their perquisites excessively.

TELUS pension plans

TELUS retirement plan benefits

NEOs participate in TELUS' defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to income under the registered pension plans.

The SRA supplements the registered pension plan by providing a total benefit at retirement equal to two per cent of an executive's highest consecutive three years' average pensionable remuneration multiplied by the length of credited service (subject to a maximum of 35 years). This results in a cap on total benefits equal to 70 per cent of the average pensionable remuneration. Pensionable remuneration under the SRA is equal to the NEO's base salary plus the NEO's actual performance bonus paid in cash and in EPSUs, capped at 100 per cent of salary for all members except for the CEO effective January 1, 2023. As is common with non-registered plans of this nature, the SRA is not funded.

Benefits under the registered pension plans and the SRA are payable for a participating member's lifetime, and after the member's death, 60 per cent of the benefit is payable to the surviving spouse.

For the purposes of TELUS' retirement program, the normal retirement age is 65 but retirement is permitted as early as age 55 if the plan member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in registered defined contribution pension plans and non-registered defined contribution plans.

The following tables summarize each NEO's retirement benefits.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end (c1)	At age 65 (c2)				
Darren Entwistle	30 years and 6 months	2,342,000	2,470,000	35,575,000	934,000	(973,000)	35,536,000
Doug French	24 years	626,000	761,000	10,008,000	121,000	160,000	10,289,000
Navin Arora	27 years	727,000	942,000	12,130,000	18,000	372,000	12,520,000
Zainul Mawji	24 years and 4 months	651,000	937,000	10,209,000	140,000	333,000	10,682,000
Sandy McIntosh	18 years and 8 months	388,000	536,000	5,701,000	135,000	396,000	6,232,000

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EXECUTIVE COMPENSATION AT TELUS

Defined contribution plans

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
(a)	(b)	(c)	(d)
Doug French	939,000	0	1,012,000
Sandy McIntosh	683,000	0	780,000

Additional credited pensionable service

The SRA permits TELUS to grant additional years of credited pensionable service. Our practice is to limit the years of employment upon which additional credited service was granted to five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement benefit or determining the benefit reduction on early retirement, and is not used for any other non-pension related items that might be dependent on service.

Our employment agreement with Darren provides for the accrual of two years of credited service under the SRA for each full year of employment, in the time period noted in the following table.

NEO	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011

The additional credited service accrued to December 31, 2025 is included in column (b) in the *Defined benefit plans* table on page 119.

Recognition of past service

Doug, Navin, Zainul and Sandy are all members of the SRA (effective January 1, 2017 for Doug; April 1, 2021 for Navin; October 1, 2021 for Zainul; and January 1, 2016 for Sandy). All four executives' past years of TELUS service were recognized under the SRA and are included in column (b) in the Defined benefit plans table on page 119.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2025 consolidated financial statements. Mortality rates after retirement are assumed to follow 80 per cent of the rates of the MI-CAN-2024 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

- The interest on the accrued benefit obligation
- The change in accrued obligation due to the change in assumptions
- The employee contributions for the year.

Annual benefits payable

In the *Defined benefit plans* table on page 119, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

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Executive compensation at TELUS TELUS 2026 INFORMATION CIRCULAR • 121 Sample pension benefit calculations The following table presents total annual retirement benefits, payable from both the registered pension plans and the SRA, assuming retirement at age 65 or over. 2025 pension plan table Remuneration ($) Years of service 10 15 20 25 30 500,000 100,000 150,000 200,000 250,000 300,000 600,000 120,000 180,000 240,000 300,000 360,000 700,000 140,000 210,000 280,000 350,000 420,000 800,000 160,000 240,000 320,000 400,000 480,000 900,000 180,000 270,000 360,000 450,000 540,000 1,000,000 200,000 300,000 400,000 500,000 600,000 1,100,000 220,000 330,000 440,000 550,000 660,000 1,200,000 240,000 360,000 480,000 600,000 720,000 1,300,000 260,000 390,000 520,000 650,000 780,000 1,400,000 280,000 420,000 560,000 700,000 840,000 1,500,000 300,000 450,000 600,000 750,000 900,000 1,600,000 320,000 480,000 640,000 800,000 960,000 1,700,000 340,000 510,000 680,000 850,000 1,020,000 1,800,000 360,000 540,000 720,000 900,000 1,080,000 1,900,000 380,000 570,000 760,000 950,000 1,140,000 2,000,000 400,000 600,000 800,000 1,000,000 1,200,000 2,100,000 420,000 630,000 840,000 1,050,000 1,260,000 2,200,000 440,000 660,000 880,000 1,100,000 1,320,000 2,300,000 460,000 690,000 920,000 1,150,000 1,380,000 2,400,000 480,000 720,000 960,000 1,200,000 1,440,000 • Compensation covered by the SRA for each of the participating NEOs is based on their respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times base salary for all members except the CEO. • The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with 60 per cent benefit payable to the surviving spouse. • On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced. • The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

EXECUTIVE COMPENSATION AT TELUS

Employment agreements

TELUS has employment agreements with each active NEO for an indefinite term. Other than compensation, the agreements set out the following key provisions (as at December 31, 2025).

Benefits upon termination of employment or change of control

An executive's employment may be terminated by any of the following means: resignation by the executive, termination by TELUS with just cause, termination by TELUS without just cause, retirement of the executive, disability or death of the executive.

The following table summarizes the treatment of our executive compensation program components under various termination scenarios and also a change of control, and where applicable, the incremental payment or benefit to NEOs under such a termination event. The entitlements are set out in each NEO's employment agreement and/or in Performance Share Unit Plan (PSU Plan) and Restricted Share Unit Plan (RSU Plan) documents.

	Annual cash (severance)		Medium-term incentives	Long-term incentives	Benefits and continued pension accrual
	Base salary	Bonus	EPSUs and MPSUs	RSUs[1]	
Resignation	Salary ceases[2]	Forfeited. For CEO, payment of bonus at target for the year of termination, pro-rated up to the resignation date	Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs and MPSUs are forfeited immediately	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination with just cause	Salary ceases	Forfeited	Vested and unvested EPSUs and MPSUs are forfeited immediately	Vested and unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination without just cause	Entitled to 18 months of salary (24 month for CEO)	Entitled to 50 per cent of base salary (multiplied by the percentage payout in the preceding year) for 18 months in lieu of annual performance bonus (175 per cent of base salary for 24 months for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits provided for 18 months (24 months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans
Retirement	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 87.5 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[5]
Disability	Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received		Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[6]

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EXECUTIVE COMPENSATION AT TELUS

Benefits upon termination of employment or change of control (continued)

	Annual cash (severance)		Medium-term incentives	Long-term incentives	Benefits and continued pension accrual
	Base salary	Bonus	EPSUs and MPSUs	RSUs[1]	
Death	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 87.5 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; payout at 100 per cent of target for performance-contingent RSUs[3]	Benefits and pension accrual cease[7]
Change of control[8]	Entitled to 24 months of salary	Entitled to 24 months at full performance bonus target	Vested and unvested EPSUs and MPSUs are paid within 60 days	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits provided for 24 months[4]. Continued accrual of pensionable service other than under registered pension plans

1 Only RSUs are listed under long-term incentives, as NEOs do not currently hold any outstanding options.
2 An executive is required to give TELUS three months' prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period.
3 If termination without just cause, retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of EPSUs, MPSUs and RSUs for that year.
4 Benefit continuation includes: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (30 per cent prior to April 1, 2025 and 20 per cent thereafter, up to a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and their family, and use of a leased vehicle (monthly car allowance for CEO).
5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of their pension arrangements and any other TELUS policies or programs that are applicable to the executive as a retired employee in effect at the time of their retirement.
6 The executive would be entitled to disability benefits, if any, in accordance with TELUS policies or programs that are applicable to the executive in effect at the date of their termination by reason of disability.
7 The executive's estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.
8 No incremental amount is payable solely on a change of control. Except for Darren, the NEOs' employment agreements do not contain any change of control provisions. Darren's agreement contains a double-trigger change of control provision, entitling him to 24 months' severance, two times his annual performance bonus target and the immediate vesting of all outstanding options, EPSUs and RSUs if the provision is triggered due to there being Good Reason (which includes a material reduction in his duties, powers and compensation as they exist immediately prior to the change of control; a material breach by TELUS of the agreement; or a removal from the CEO position within 12 months after the date of a change of control). In the event Darren's agreement is terminated following a change of control and the trigger does not involve a Good Reason, then such termination will be treated in accordance with the other provisions of his employment agreement.

Change of control

The Management Option Plan, PSU Plan and RSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows:

- Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS' consolidated assets
- A formal take-over bid is made for TELUS shares
- Any person or persons acting in concert acquire more than 35 per cent of TELUS shares
- Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or
- In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred.

Confidentiality and non-compete

Each NEO's employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren's agreement, which contains a two-year non-competition restriction after termination.

Payments and benefits as described in the table on pages 122 to 123 are subject to each NEO's compliance with post-employment obligations as stated in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlements to compensation that has not yet been paid or provided under their employment agreement being immediately terminated, except and only to the extent that compensation is owing under the Canada Labour Code.

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EXECUTIVE COMPENSATION AT TELUS

Calculation of termination benefits

In accordance with compensation treatments under the various termination scenarios outlined on pages 122 to 123, the following table presents the potential incremental amounts that may be payable to each active NEO, assuming a termination date of December 31, 2025 (based on a closing share price of $18.09). The amounts that would actually be paid to an NEO can only be determined at the time of an actual termination event and could vary from the amount listed in this table.

	Annual cash		Medium-term incentives	Long-term incentives			
($)	Base salary	Bonus	EPSUs	RSUs	Benefits	Continued pension accrual	Total
Darren Entwistle – President and CEO							
Resignation	–	–	–	13,059,379[1]	–	–	**13,059,379**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (24 months)	3,200,000	2,800,000	–	13,059,379[1]	74,371	291,000	**19,424,750**
Retirement	–	1,400,000	–	13,059,379	–	–	**14,459,379**
Disability (24 months)	3,200,000	2,800,000	–	13,059,379	–	–	**19,059,379**
Death[2]	–	1,400,000	–	26,118,758	–	–	**27,518,758**
Change of control[3]	3,200,000	2,800,000	–	26,118,758	–	–	**32,118,758**
Doug French – EVP and CFO							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,275,000	637,000	241,104	–	168,363	699,000	**3,020,967**
Retirement	–	425,000	241,104	3,003,022	–	–	**3,669,126**
Disability (18 months)	1,275,000	637,500	241,104	3,003,022	–	–	**5,156,626**
Death[2]	–	425,000	241,104	6,006,043	–	–	**6,672,147**
Change of control[3]	–	–	241,104	6,006,043	–	–	**6,247,147**
Navin Arora – EVP and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,200,000	600,000	225,148	–	180,221	696,000	**2,901,369**
Retirement	–	400,000	225,148	3,375,395	–	–	**4,000,543**
Disability (18 months)	1,200,000	600,000	225,148	3,375,395	–	–	**5,400,543**
Death[2]	–	400,000	225,148	6,750,790	–	–	**7,375,938**
Change of control[3]	–	–	225,148	6,750,790	–	–	**6,975,938**
Zainul Mawji – EVP and President, Consumer Solutions							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	1,200,000	600,000	445,502	–	203,159	604,000	**3,052,661**
Retirement	–	400,000	445,502	3,375,395	–	–	**4,220,897**
Disability (18 months)	1,200,000	600,000	445,502	3,375,395	–	–	**5,620,897**
Death[2]	–	400,000	445,502	6,750,790	–	–	**7,596,292**
Change of control[3]	–	–	445,502	6,750,790	–	–	**7,196,292**
Sandy McIntosh – EVP, People & Culture & Chief HR Officer							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	975,000	487,500	189,077	–	187,120	543,000	**2,381,697**
Retirement	–	325,000	189,077	2,089,567	–	–	**2,603,644**
Disability (18 months)	975,000	487,500	189,077	2,089,567	–	–	**3,741,144**
Death[2]	–	325,000	189,077	4,179,134	–	–	**4,693,211**
Change of control[3]	–	–	189,077	4,179,134	–	–	**4,368,211**

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTI. In these cases, all outstanding time-vested RSUs will be paid within 60 days of termination; outstanding performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original vesting schedule.

2 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon death as of December 31, 2025.

3 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon a change of control as of December 31, 2025. For Darren, payable values assume his employment terminates with Good Reason on or before a date that is 12 months after the date of a change of control, which entitles him to 24 months' severance and two times his annual performance bonus target.

124 • TELUS 2026 INFORMATION CIRCULAR

TELUS equity compensation plans

The Company has a number of equity compensation plans that fall within the Toronto Stock Exchange's (TSX's) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	Type of plan: Equity-based compensation	Type of plan: Other	New equity grants being issued	TELUS securities issuable from treasury
TELUS Management Share Option Plan (Management Option Plan)	X		Yes	Yes
Directors Deferred Share Unit Plan (DSU Plan)	X		Yes	Yes
Performance Share Unit Plan (PSU Plan)	X		Yes	Yes
Restricted Share Unit Plan (RSU Plan)	X		Yes	Yes

The following table provides information as at December 31, 2025, on the shares of the Company authorized for issuance under the Management Option Plan, DSU Plan, PSU Plan and RSU Plan, which are currently TELUS' only equity compensation plans (security-based compensation arrangements under the TSX rules).

As part of the privatization of TELUS Digital, TELUS also assumed the TELUS Digital 2021 Omnibus Long-Term Incentive Plan, and units outstanding under that plan may be settled in TELUS shares. Additional information about this plan can be found in TELUS Digital's management information circular dated September 15, 2025 in respect of its plan of arrangement with TELUS and in TELUS Digital's management information circular dated March 26, 2025 in respect of its 2025 annual meeting of shareholders. No further security-based compensation can be issued under this plan.

As at December 31, 2025, the dilution, as a result of total share reserves, was approximately 4.19 per cent of all outstanding shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A	Weighted-average exercise price of outstanding options, warrants and rights ($) B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	13,496,598	22.45[1]	40,588,991
Equity compensation plans not approved by security holders[2]	5,289,175	Nil[3]	Nil
Total	18,785,773	Nil	40,588,991

1 Applies to options under the Management Option Plan only.

2 As part of the privatization of TELUS Digital, TELUS assumed the TELUS Digital 2021 Omnibus Long-Term Incentive Plan (the "TELUS Digital Plan"). Certain options, performance share units and restricted share units outstanding under the TELUS Digital Plan continue to exist under the TELUS Digital Plan but may be settled in TELUS shares. A total of 10,861,784 TELUS shares were reserved for issuance thereunder. As of March 9, 2026, there were 1,346,381 options, 3,384,692 restricted share units and 579,147 performance share units outstanding under the TELUS Digital Plan. The number of these options and awards is equal to the number of TELUS common shares that may be issued upon exercise or payment. Additional information about the TELUS Digital Plan can be found in TELUS Digital's management information circular dated September 15, 2025 in respect of its plan of arrangement with TELUS and in TELUS Digital's management information circular dated March 26, 2025 in respect of its 2025 annual meeting of shareholders.

3 Weighted average TELUS Digital share option price at the time of acquisition was USD$6.30.

TELUS 2026 **INFORMATION CIRCULAR** • 125

TELUS equity compensation plans 126 • TELUS 2026 INFORMATION CIRCULAR TELUS Management Share Option Plan The Management Share Option Plan is the only equity compensation plan of the Company under which TELUS may grant options. Management Share Option Plan at a glance Term Description Participants Eligible employees (primarily officers, senior managers and key management employees) as determined by the People Committee Term Maximum term is 10 years from the grant date. Option term is automatically extended if an option expires during a blackout period Expiry Unless otherwise determined by the People Committee, options will expire upon the earliest of: • Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested) • Ninety days after termination of employment without just cause for vested options • Termination of employment without just cause for unvested options • Termination of employment of the participant for just cause, for all options (vested and unvested) • Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited • The end of the option term (applies to retirement and termination due to disability) Vesting To be determined at the time of grant. Exercise price Arithmetic average of the daily weighted-average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date Change of control Yes. See page 123 Clawback policy Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013, or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 115 Assignability Not assignable Effect of a trading blackout period Options may not be exercised. If the option would expire during or within the nine business days following the end of a blackout period, the date on which the option expires or terminates is automatically extended to the end of the 10th business day following such period

TELUS equity compensation plans TELUS 2026 INFORMATION CIRCULAR • 127 Management Share Option Plan at a glance (continued) Term Description Ownership restrictions • The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option • The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further options as of December 31, 2025 The Company currently has reserved 10,460,187 shares for further option grants, representing 0.68 per cent of the issued and outstanding shares as at December 31, 2025 Options outstanding as of December 31, 2025 1,390,154, representing 0.09 per cent of the issued and outstanding shares Number of options held by officers as of December 31, 2025 0 Maximum number of shares issuable under the plan 11,850,341 representing 0.77 per cent of the issued and outstanding shares as at December 31, 2025 Annual burn rate 0 per cent for 2023, 0 per cent for 2024 and 0 per cent for 20251 1 The burn rate for options is calculated as: options granted in year / weighted average number of outstanding shares in the year. For 2023: 0 / 1,451,103,682 = 0%. For 2024: 0 / 1,487,980,944= 0%. For 2025: 0 / 1,530,583,790 = 0%.

TELUS equity compensation plans 128 • TELUS 2026 INFORMATION CIRCULAR TELUS Directors Deferred Share Unit Plan The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares. In 2024, shareholders approved amendments to the DSU Plan made in 2020 to allow the Company to make payments for DSUs held by directors serving on the Board following the annual general meeting of shareholders held in 2024 in the form of newly issued shares. DSU Plan at a glance1 Term Description Participants Non-employee directors Term DSUs do not have a fixed term Expiry DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the DSU Plan DSU payout amount Number of shares equal to the number of DSUs (where share-settled) or number of DSUs multiplied by the then applicable market price for shares, which is equal to the volume weighted average price per share at which the shares trade on the TSX as of the immediately preceding business day Vesting All DSUs vest upon grant Change of control No Grant price DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted-average trading price of shares on the business day prior to grant date Assignability Not assignable, other than by will or the laws of succession or devolution Effect of a trading blackout period If payment is scheduled to occur during a trading blackout period, then the payment will be deferred until the business day following the expiry of that blackout period Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2025 The Company currently has reserved 1,499,649 shares for further grants of DSUs, representing 0.10 per cent of the issued and outstanding shares 1 Dividends are accrued on the units.

TELUS equity compensation plans TELUS 2026 INFORMATION CIRCULAR • 129 DSU Plan at a glance1 (continued) Term Description Units that may be settled in newly issued shares outstanding as of December 31, 2025 1,286,680 DSUs outstanding, representing 0.08 per cent of the issued and outstanding shares Maximum number of shares issuable under the plan 2,786,329 shares, representing 0.18 per cent of the issued and outstanding shares Annual burn rate2 0.01 per cent for 2023, 0.01 per cent for 2024 and 0.01 per cent for 20252 1 Dividends are accrued on the units. 2 The burn rate for DSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2023: 117,228 / 1,451,103,682 = 0.01%. For 2024: 162,223 / 1,487,980,944 = 0.01%. For 2025: 172,965 / 1,530,583,790 = 0.01%. Other features DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. Amendment procedure Subject to any regulatory approval, the Board has the power under the DSU Plan to amend or terminate the DSU Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with the American Jobs Creation Act of 2004 of the United States of America, including Section 409A of the United States Internal Revenue Code created thereunder, to make any change in the vesting provisions of any DSUs, or under the DSU Plan, to make any amendments required for favourable treatment under applicable tax laws, and to make any non-material amendment to the DSU Plan, such as housekeeping changes, clarifications, or other minor changes to the DSU Plan. All amendments to the DSU Plan must be in compliance with any applicable regulatory requirements. Shareholder approval is required for certain amendments: for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any material expansion of the type of awards available under the DSU Plan, any amendment to permit any transfer of awards other than by will or applicable laws, and any amendment to the amendment procedure of the DSU Plan.

TELUS equity compensation plans 130 • TELUS 2026 INFORMATION CIRCULAR Performance Share Unit Plan The PSU Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares. The purpose of this plan is to link a portion of at-risk compensation to the share price and to promote the retention of executives. The PSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019 in the form of newly issued shares. In May 2023, shareholders approved an increase to the maximum number of shares to be reserved for issuance under the PSU Plan from 4,800,000 to 8,800,000. When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest. PSU Plan at a glance1 Term Description Participants Members of the ELT as approved by the People Committee and members of senior management below the executive level as approved by the CEO Vesting • EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals of scheduled vesting • All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year Change of control Yes. See below Clawback policy EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the claw-back policy, see page 115 Payout amount Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs Payment/termination Unless otherwise determined by the People Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately • Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid • Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid • Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid • Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid Assignability Not assignable except to a beneficiary on death 1 Dividends are accrued on the units.

TELUS equity compensation plans TELUS 2026 INFORMATION CIRCULAR • 131 PSU Plan at a glance1 (continued) Term Description Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2025 The Company currently has reserved 4,973,831 shares for further grants of EPSUs or MPSUs, representing 0.32 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2025 EPSUs and MPSUs for 441,349 shares, representing 0.03 per cent of the issued and outstanding shares Number of units that may be settled in newly issued shares held by officers as of December 31, 2025 EPSUs and MPSUs for 82,396 units or 18.67 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2025 5,415,180 representing 0.35 per cent of the issued and outstanding shares Annual burn rate 0.03 per cent for 2023, 0.03 per cent for 2024 and 0.03% per cent for 20252 1 Dividends are accrued on the units. 2 The burn rate for PSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2023: 410,063 / 1,451,103,692 = 0.03%. For 2024: 387,365 / 1,487,980,944 = 0.03%. For 2025: 400,721 / 1,530,583,790 = 0.03%. Change of control The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to that described for the Management Option Plan on page 123. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

TELUS equity compensation plans 132 • TELUS 2026 INFORMATION CIRCULAR Restricted Share Unit Plan The RSU Plan is a long-term incentive (LTI) plan that grants awards of restricted share units (RSUs), which are pegged to the value of the shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company. The RSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares. In May 2023, shareholders approved an increase to the maximum number of shares to be reserved for issuance from 20,000,000 to 49,000,000 under the RSU plan. When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest. RSU Plan at a glance1 Term Description Participants Members of the executive management and other employees (primarily senior and key management), as approved by the People Committee or the CEO Vesting Typically, RSUs cliff-vest and become payable in the second year after the grant year Change of control Yes. See below Clawback policy RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013, or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 115 Payout amount • Time-vesting: Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date • Performance-contingent: 33 per cent weighted to total shareholder return compared to a peer group over a 33-month period, 33 per cent weighted to total customer connections measured annually over three equally weighted years, and 33 per cent weighted to free cash flow measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric) Payment/termination Unless otherwise determined by the People Committee, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately • Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination • Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date • Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs • Within 30 days following the normal vesting date – All vested RSUs are paid 1 Dividends are accrued on the units.

TELUS equity compensation plans TELUS 2026 INFORMATION CIRCULAR • 133 RSU Plan at a glance1 (continued) Term Description Assignability Not assignable except to a beneficiary on death Effect of a trading blackout period If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant Ownership restrictions • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares Total number of shares reserved for further units as of December 31, 2025 The Company currently has reserved 23,655,324 shares for further grants of RSUs, representing 1.53 per cent of the issued and outstanding shares Units that may be settled in newly issued shares outstanding as of December 31, 2025 RSUs for 10,378,415 shares, representing 0.67 per cent of the issued and outstanding shares Number of units that may be settled in newly issued shares held by officers as of December 31, 2025 RSUs for 2,975,268 units or 28.67 per cent of the total number of units outstanding under this plan Maximum number of shares issuable under the plan as of December 31, 2025 34,033,739 representing 2.20 per cent of the issued and outstanding shares Annual burn rate 0.28 per cent for 2023; 0.33 for 2024, and 0.35 for 20252 1 Dividends are accrued on the units. 2 For 2023: 4,067,885 / 1,451,103,682 = 0.28% (if we assume that performance-contingent RSUs granted in 2023 instead vest based on our maximum multiplier of 200%, our burn rate for 2023 would increase to 0.34%. For 2024: 4,855,167 / 1,487,980,944 = 0.33% (if we assume that performance-contingent RSUs granted in 2024 instead vest based on our maximum multiplier of 200%, our burn rate for 2024 would increase to 0.40%. For 2025: 5,401,073 / 1,530,583,790 = 0.35% (if we assume that performance-contingent RSUs granted in 2025 instead vest based on our maximum multiplier of 200%, our burn rate for 2025 would increase to 0.43%. Change of control The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to that described for the Management Option Plan on page 123. Amendment procedure The Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

134 • TELUS 2026 INFORMATION CIRCULAR Appendix A: Terms of reference for the Board of Directors 1 Introduction 1.1 The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. 2 No Delegation 2.1 The Board may not delegate the following matters to any committee: a) the removal of a director from or the filling of a vacancy on the Board or any Board committee; b) the issuance of securities except on the terms authorized by the directors; c) the declaration of dividends; d) the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors; e) the appointment or removal of the CEO; f) the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee; g) the adoption, amendment or repeal of the charter documents of the Company; and h) any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole. 3 Board of Directors 3.1 Composition a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors. b) Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. c) The Chair of the Board must be an Independent Director. If this is not desirable in the circumstances, a Lead Director who is also an Independent Director shall be appointed. 3.2 Meetings a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver or may be held via a Secured Facility. A “Secured Facility” includes a landline, telepresence facility at any of the Company’s offices, an approved secure video conference platform, or any other method of communication considered secure. b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Legal and Governance Officer, will be responsible for the agenda for each Board meeting. c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting. e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50% of the directors in office, and if not so set, is deemed to be a majority of the directors in office. f) To the extent possible, Board materials will be made available in electronic format. 3.3 Election or Appointment of Directors The Board, following a recommendation by the Corporate Governance Committee, will: a) approve the management slate of nominees proposed for election at annual general meetings of the Company; b) approve candidates to fill any casual vacancy occurring on the Board; and c) fix the number of directors as permitted by the Company’s charter documents. 3.4 Compensation and Share Ownership Requirement Appendix H – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company. 3.5 Committees of the Board The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference: a) Audit Committee – Appendix E b) Corporate Governance Committee – Appendix F c) People, Culture and Compensation Committee – Appendix G The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

Appendix A: Terms of reference for the Board of Directors TELUS 2026 INFORMATION CIRCULAR • 135 4 Selection of Management 4.1 In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the People, Culture and Compensation Committee, approve the CEO’s compensation. 4.2 Upon considering the advice of the CEO and the recommendation of the People, Culture and Compensation Committee, the Board will approve the appointment of all members of Executive Management and any other appointed officers of the Company. 4.3 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company. 4.4 The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis. 5 Strategy Determination and Social Purpose 5.1 The Board will: a) approve the Company’s social purpose; b) annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and the accomplishment of its social purpose and approve any material changes thereto; c) monitor and assess developments which may affect the Company’s strategic plan; d) evaluate and, as required, enhance the effectiveness of the strategic planning process; and e) monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. 6 Material Transactions 6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments. 7 Public Reporting 7.1 The Board is responsible for: a) reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis; b) ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements; c) reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company; d) reporting annually to shareholders on its stewardship for the preceding year; e) reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and f) providing for measures that promote engagement with, and feedback from shareholders. 8 Risk Oversight and Management 8.1 The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: a) the Company’s risk management program, including risk appetite and integrated enterprise risk assessment; b) the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and c) the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. 8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review. 8.3 The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 9 Procedures and Policies 9.1 The Board will monitor compliance with all significant policies and procedures by which the Company is operated. 10 Legal Requirements 10.1 The Board will monitor compliance with all applicable laws and regulations. 11 Evaluation 11.1 The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one).

136 • TELUS 2026 INFORMATION CIRCULAR Appendix B: Non-GAAP reconciliation This information circular reports non-GAAP measures that are used for the purposes of TELUS’ executive compensation programs. As non-GAAP measures generally do not have a standardized meaning prescribed by IFRS Accounting Standards, they may not be comparable to similar measures by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. For further information about the Company’s commonly used non-GAAP measures including applicable reconciliations thereof to the most directly comparable measures calculated in accordance with IFRS Accounting Standards, please refer to the below reconciliations as well as Section 11 of our management’s discussion and analysis for the year ended December 31, 2025, which is incorporated by reference into this information circular and is filed with the Canadian securities regulatory authorities on SEDAR+ (www.sedarplus.ca). Enterprise Value Enterprise Value is calculated as the outstanding shares of the Company multiplied by the closing share price, plus Net Debt, as at December 31, 2025. Year ended December 31, 2025 Enterprise Value Issued and outstanding shares (millions) 1,549 Closing share price $18.09 Net debt ($ millions) $25,189 Enterprise Value $53,210 Enterprise Value to EBITDA Enterprise Value to EBITDA is a non-GAAP ratio calculated by dividing Enterprise Value by EBITDA as at December 31, 2025. Year ended December 31, 2025 Enterprise Value to EBITDA Enterprise Value ($ millions) $53,210 EBITDA ($ millions) $7,354 Enterprise Value to EBITDA 7.2x

TELUS 2026 INFORMATION CIRCULAR Follow @TELUS telus.com/agm Our values We passionately put our customers and our communities first We embrace change and innovate courageously We grow together through spirited teamwork TELUS Corporation 510 West Georgia Street Vancouver, British Columbia Canada V6B 0M3 (604) 697-8044 ECF Printed in Canada Please recycle